18. PROJECT INFRASTRUCTURE

This section describes the major infrastructure required to support the Project, both at the Kami mine and processing site as well as the Pointe-Noire, Québec terminal facility, across the bay from Sept-Îles.

18.1 General Kami Site Plot Plan

The general Kami site plot plan presented in Figure 18.1 and Figure 18.2 was developed as part of this Feasibility Study. The following approach was taken in order to develop the site plan:

▪
In the PEA study, a review of the Property was completed by BBA in collaboration with the Alderon exploration team and with Stantec. The known and potential mineralization areas on the Property were identified, and as a rule, site infrastructure was kept outside of these areas.

▪
For this Feasibility Study, a geotechnical survey was done by Stantec, in collaboration with the Alderon exploration team and BBA. Major site infrastructure was located in proximity of the areas originally identified in the PEA, considering favorable geotechnical conditions but also operational and environmental constraints. The open-pit footprint has increased significantly compared to the PEA, resulting from the increased mineral resource contributed by the inclusion of the Rose North deposit. As a result, the crusher area and the mine services area were relocated to a safe distance from the pit shell footprint.

▪	In order to minimize impact on the environment and to facilitate permitting, land management areas and stream crossings were identified and site development adopted appropriate strategies.
▪	BBA mining group developed the Rose Pit shell footprint based on the latest resource estimate and block model. The Rose Pit is located within the South Pike Lake management area.
▪
During the PEA study, considering that the western portion of the Property contains the principal mineralization zones and that there is a provincial park to the northwest, it was decided that access to the site would be from the northeast. The corridor containing rail infrastructure connecting to the QNS&L main line, the access road to the site from Labrador Highway 500, as well as the expected routing of the electric power line connecting to the power grid, are therefore all situated to the northeast of the Property. Some supplemental modifications were made during the course of this Feasibility Study based on geotechnical, environmental and stakeholder considerations.

18-1

▪	The Tailings Management Facility (TMF) is located in a convenient area taking up much of the southeast area of the Property.
▪
Stockpiles for waste rock and overburden are located as indicated in Figure 18.2. The Rose North stockpile remains at the same location as in the PEA study and design provides that overburden be disposed of in this stockpile. The Rose South stockpile has been relocated to the east of Mills Lake to reduce potential impacts on the town of Fermont.

▪
Concerning electrical power supply, Nalcor will be responsible for bringing power in close proximity of the Kami main substation. In this Study, it is assumed that incoming voltage will be 315 kV and Nalcor has confirmed this voltage.

▪

18-2

LONG LAKE
MILLS LAKE

LEGEND

1. PRIMARY CRUSHER BUILDING
2. PERMANENT MINE SERVICE BUILDING, WAREHOUSE & EMPLOYEE FACILITIES
3. PERMANENT MINE GARAGE
4. MINE TRUCK WASH BAY
5. CRUSHED ORE STOCKPILE
6. PROCESS PLANT
7. CONCENTRATE EMERGENCY STOCKPILE
8. CONCENTRATE SILO
9. LOADOUT TOWER
10. KAMI RAIL LOOP
11. ELECTRICAL POWER LINE (BY OTHERS)
12. ACCESS ROAD
13. SERVICE ROAD
14. CONVEYOR
15. MINE ROAD
16. BRIDGE
17. TEMPORARY MINE SERVICES & WAREHOUSE
18. TEMPORARY MINE GARAGE
19. FUEL TANK FARM & FUELING STATION (MINE VEHICULES)
20. COMMUNICATION TOWER
21. EXPLOSIVES MAGAZINE
22. FUEL UNLOADING STATION
23. FUEL TANK FARM (BOILERS)
24. GATE & GUARDHOUSE
25. REPAIR TRACK
26. RECLAIM WATER PUMP HOUSE
27. ELECTRICAL MAIN SUBSTATION
28. ROM STOCKPILE
29. RUN-OFF WATER RETENTION BASIN
30. RAW WATER PUMP HOUSE

- ELECTRICAL POWER LINE
- ROADS / TRAILS
- RAILWAY
- STRING BOG
- WETLAND
- KAMI CLAIMS LIMIT
- STREAM
- LAKE
- ESKER
- PROVINCIAL LIMIT

GENERAL NOTES:

1. ALL DIMENSIONS ARE IN METERS
2. THE COORDINATE SYSTEM IS UTM NAD 83 ZONE 19
3. APPROXIMATE LOCATION OF THE PIT

DRAWING No.	DESCRIPTION
REFERENCE DRAWINGS	

REV.	DESCRIPTION	VERIFIED BY	APPROVED BY	DATE
REVISIONS				

SEAL:

BBA

CLIENT: ALDERON IRON ORE CORP

PROJECT: KAMI IRON ORE PROJECT

TITLE: GENERAL SITE PLAN

DESIGNED BY: C. LACHANCE, Eng. OIQ NO. 41976	DRAFTED BY: N. THIBAUDEAU
VERIFIED BY: M. PRINCE, Eng. OIQ NO. 110042	APPROVED BY: A. GRANDILLO, Eng. OIQ NO. 36062
SCALE: 1:30 000	DATE: 2012-10-05
DRAWING No.:	SHEET: / SIZE: A1 / REV.:

Figure 18.1 : Site Plan Kami Iron Ore

18-3

PIKE LAKE NORTH
LABRADOR
QUEBEC
PIKE LAKE NORTH MANAGEMENT AREA
PIKE LAKE SOUTH
ROSE NORTH DUMP
LONG LAKE
POLISHING POND EFFLUENT DISCHARGE LOCATION
ELEPHANT HEAD MANAGEMENT AREA
ELEPHANT HEAD LAKE
HARRIS LAKE
RIORDAN LAKE
POLISHING POND
POLISHING POND DISCHARGE LOCATION
TAILINGS YEAR 1 TO 3
ULTIMATE TAILINGS
TAILINGS IMPOUNDMENT
MILLS LAKE
DAVIAULT LAKE
ROSE SOUTH DUMP
PIKE LAKE SOUTH MANAGEMENT AREA
FERMONT
RECTANGLE LAKE
ELECTRICAL POWER LINE
ROADS / TRAILS
RAILWAY
STRING BOG
WETLAND
KAMI CLAIMS LIMIT
STREAM
LAKE
ESKER
PROVINCIAL LIMIT

LEGEND

1. PRIMARY CRUSHER BUILDING
2. PERMANENT MINE SERVICE BUILDING, WAREHOUSE & EMPLOYEE FACILITIES
3. PERMANENT MINE GARAGE
4. MINE TRUCK WASH BAY
5. CRUSHED ORE STOCKPILE
6. PROCESS PLANT
7. CONCENTRATE EMERGENCY STOCKPILE
8. CONCENTRATE SILO
9. LOADOUT TOWER
10. KAMI RAIL LOOP
11. ELECTRICAL POWER LINE (BY OTHERS)
12. ACCESS ROAD
13. SERVICE ROAD
14. CONVEYOR
15. MINE ROAD
16. BRIDGE
17. TEMPORARY MINE SERVICES & WAREHOUSE
18. TEMPORARY MINE GARAGE
19. FUEL TANK FARM & FUELING STATION (MINE VEHICULES)
20. COMMUNICATION TOWER
21. EXPLOSIVES MAGAZINE
22. FUEL UNLOADING STATION
23. FUEL TANK FARM (BOILERS)
24. GATE & GUARDHOUSE
25. REPAIR TRACK
26. RECLAIM WATER PUMP HOUSE
27. ELECTRICAL MAIN SUBSTATION
28. ROM STOCKPILE
29. RUN-OFF WATER RETENTION BASIN
30. RAW WATER PUMP HOUSE

GENERAL NOTES:

1. ALL DIMENSIONS ARE IN METERS
2. THE COORDINATE SYSTEM IS UTM NAD 83 ZONE 19
3. APPROXIMATE LOCATION OF THE PIT

PRELIMINARY
NOT TO BE USED FOR CONSTRUCTION
DATE: 2012-08-14

BBA

DRAWING No.	DESCRIPTION
REFERENCE DRAWINGS	

REV	DESCRIPTION	VERIFIED BY	APPROVED BY	DATE
AF	PRELIMINARY	M. PRINCE, Eng. OIQ NO. 110042	A. GRANDILLO, Eng. OIQ NO. [illegible]	2012-08-14
AE	FOR INFORMATION	[illegible]	A. GRANDILLO, Eng. OIQ NO. [illegible]	[illegible]
AD	FOR INFORMATION	[illegible]	A. GRANDILLO, Eng. OIQ NO. [illegible]	[illegible]
AC	FOR INFORMATION	[illegible]	A. GRANDILLO, Eng. OIQ NO. [illegible]	[illegible]
AB	FOR INFORMATION	[illegible]	A. GRANDILLO, Eng. OIQ NO. [illegible]	2011-11-02
AA	FOR INFORMATION	[illegible]	A. GRANDILLO, Eng. OIQ NO. [illegible]	2011-11-02

REVISIONS

SEAL:

BBA

CLIENT: ALDERON IRON ORE CORP

PROJECT: KAMI IRON ORE PROJECT

TITLE: GENERAL SITE PLAN

DESIGNED BY: C. LACHANCE, Eng. OIQ NO. [illegible]	DRAFTED BY: V. THIBAUDEAU
VERIFIED BY: M. PRINCE, Eng. OIQ NO. 110042	APPROVED BY: A. GRANDILLO, Eng. OIQ NO. [illegible]
SCALE: 1:20 000	DATE: 2011-11-02

DRAWING No.: 3054001-000000-41-D20-0001 | SHEET: | SIZE: A1 | REV.: AF

Figure 18.2 : Site Plan Kami Iron Ore Project (Zoom on Kami Site Infrastructure)

18-4

18.2 Kami Site Infrastructures

The main features of the Kami site are detailed as follows:

Kami Rail Line :
▪	The rail infrastructure, including the rail line connecting to QNS&L, the rail loop and the service tracks consist of a total of 25 km of new track passing to the south and east of the Town of Wabush;
▪	The rail loop is located in the northeast area of the Property;
▪	Two short service tracks (2 km length each) are provided to store fuel tanker cars for fuel unloading and for car maintenance;
▪
The Feasibility Study engineering process identified an alignment revision near the mine site that eliminates significant cut and fill work, thereby saving capital expenditure and reducing environmental impact.

Access Road to Property :
▪
Access to the Property will be through a new road from Highway 500 heading south, passing east of the Town of Wabush to the Kami site property line (length of 12.3 km, width of 9 m). This routing was selected so that traffic completely bypasses the Town of Wabush, as opposed to the PEA whereby design was based on using existing roads within the Town of Wabush.

▪
Design provides that the existing Jean Lake Rapids five-culvert crossing will be replaced by a new 25 m wide crossing (15 m for the main access road and 10 m for the railway corridor) and 20 m in length. This new crossing consists of two, 2.4 m diameter culverts. The required right-of-way spacing and slope angle for the increased fill height above the culvert length will be approximately 41 m.

On Site Road Work :
▪
On-site road work from the property line to the concentrator area passes south of the Elephant Head Management Area and east of Long Lake from the property line to the concentrator (length of 13.6 km, width of 9 m).

▪	Road access from the concentrator to the crusher and to the mine services building crosses the narrowest point south of Long Lake (length of 4.3 km, width of 9 m).

18-5

▪
A 3-span, concrete, arched-culvert bridge (100 ton capacity) with two central piers located on the isthmus will be built to cross Long Lake Inlet at Waldorf crossing. Each span will be approximately 50 m long. The bridge will have a 15 m width (10 m for the service road and 5 m for the conveying corridor) and design needs to be optimized during detailed engineering to assure that the crossing is located at the narrowest point.

▪	Design provides that light vehicle roads do not cross the mine roads.
▪	Gate and guard houses are provided on the main access road ahead of the concentrator.

Mine Road :
▪
Mine roads (5.2 km in total length and 30 m in width) are designed specifically for mine haul trucks and other mining equipment and connect the pit to the crusher, waste rock areas and to the mine services area.

Mine Services Area :
▪	Initial installation will consist of :
-	Permanent truck wash bay;
-	Temporary Megadome type mine garage, workshop and warehouse;
-	Trailer type mine employees facilities;
-	Eight (8) 50,000 L capacity diesel fuel tanks (four at the fuel unloading area and four at the mine services area) and fuel filling station.
▪
A permanent mine garage, workshop and warehouse will be built after two years of operation replacing the aforementioned temporary facilities. The temporary Megadome facility will be used as a warehouse.

▪	The diesel fuel tank farm storage capacity will be increased over time as required by the mine plan.
▪	A core storage and sample preparation area is provided.
▪	Explosives will not be produced or stored on site. Explosive accessories will be stored in a magazine located near the mine and will be managed by a contractor.

Waste Stockpiles :
▪	Overburden will be disposed of in the Rose North stockpile and will have the capacity to hold all the overburden generated during the life of the mining operation.

18-6

▪	Waste rock will be disposed of in the Rose South stockpile located east of Mills Lake.
▪	These stockpiles are described in more detail in Section 20 of this Report.

Primary Crusher Building :
▪	The primary crusher building is located in proximity of Rose Pit, about 450 m from the final pit shell boundary;
▪	ROM ore can be stockpiled as required in designated areas in proximity of the crusher;
▪	The crusher is supported on a heavy, multi-level concrete foundation. The level above grade includes a steel structure and steel cladding partial enclosure.

Crushed Ore Stockpile :
▪	Crushed ore stockpile design provides a live capacity of about 42,000 t (15 h) and a total capacity of about 173,000 t (63 h).
▪	Design provides that the crushed ore stockpile be open and no enclosure or cover be provided.
▪	The crushed ore stockpile will have a diameter of 93 m and a height of 36.3 m.

Process Plant :
▪
The process plant, located to the east of Long Lake, consists of the concentrator and ancillary process areas including thickener, process water reservoirs, tailings pumping, boiler house, maintenance shop, warehouse, electrical rooms, etc.

▪
In locating the process plant, consideration was given for keeping the concentrate conveyor to a reasonable length (thus avoiding a heated gallery) in order to minimize risk of freezing during winter handling and rail transportation. Furthermore, consideration was given to keeping the concentrator in proximity of the TMF in order to minimize tailings pumping distances. One other critical consideration was to place the concentrator where the AG mill foundation could be on rock.

▪	The plant administration office is located adjacent to the concentrator employee facilities in in a trailer type building.

18-7

Crushed Ore Conveyors :
▪
Crushed ore is conveyed from the crusher to the stockpile using two conveyors. The first conveyor situated in a tunnel below the crusher ore bin is a sacrificial conveyor that serves to transport crushed ore onto the above ground overland conveyor.

▪	The main overland conveyor transports crushed ore over a distance of 2.95 km and discharges directly onto the crushed ore stockpile.
▪	The overland conveyor will generally be opened but will be enclosed in a gallery where the conveyor crosses the Waldorf crossing.
▪	Crushed ore is reclaimed from the stockpile through an underground tunnel housing a 1.44 km conveyor, which in turn directly feeds to the AG mill.

Concentrate Load-Out :
▪	Concentrate is conveyed over a distance of 571 m from the concentrator to a concrete (shotcrete type) load-out silo having a capacity of 24,000 t.
▪	The silo can be bypassed to an outside concentrate emergency stockpile of 75,000 t capacity (to allow operations to continue in case of railway problems or full load-out silo).
▪	A concentrate reclaim system will return concentrate from the outside emergency stockpile to the load-out silo.
▪
Concentrate from the load-out silo is conveyed to a 500 t capacity surge bin, which discharges directly into railcars. Track scales are used to control the weight of the concentrate to the target loading.

Fuel Unloading and Fuel Storage Tank Farm :
▪	Diesel fuel for mine equipment and #2 Fuel Oil for operating the boilers are transported by tanker railcars from Sept-Îles.
▪
Design provides that a rail siding extending from the rail loop is used to park the fuel tanker railcars and fuel is unloaded into the appropriate storage tanks located in proximity of the rail siding.

▪ A sufficient number of diesel storage tanks are provided to ensure a total storage capacity (combined capacity in diesel unloading area plus mine services area) for two weeks. Initially, 8 x 50,000 liter reservoirs (four are located at the unloading station and four at the mine) will be installed. Over the life of the mine, to sustain the mine plan, 20 more of these tanks will

18-8

be added to increase capacity. At some point, it will be more practical to add large volume tanks (estimated that 2 x 750,000 liter reservoirs or equivalent capacity).
▪	A mine truck diesel filling station is provided in the mine services area.
▪
Design provides that storage tanks for #2 Fuel Oil for the boilers will have a capacity of two weeks of storage based on peak consumption (winter months). Ten (10) x 50,000 liter reservoirs, five located at the unloading station and five at the concentrator in proximity of the boiler house.

▪	Fuel will be transferred from the unloading/storage reservoirs by tanker truck (service provided by a local contractor) to the boiler house tanks, or to the mine fueling station tanks

Parking Areas :
▪	Parking for employee vehicles and other light service vehicles is provided in proximity of the concentrator building as well as the mine services building.
▪	Parking area for heavy equipment and mine trucks is located in proximity of the mine garage.

Raw Water Pump House :
▪
Raw water pumphouse will be located south-east of Long Lake. This water is used for freshwater requirements for various areas of the process, occasional make-up water and potable water for the concentrator area.

▪	Length of the water pipeline from the raw water pumphouse to the concentrator is approximately 1 km.
▪	A small pumphouse located at Mills Lake (instead of wells as provided in the PEA) provides potable water for the crusher and mine services area.

Power Transmission Line and Electrical Main Substation :
▪	Nalcor will bring power in close proximity of the Kami main substation;
▪	The main substation is located to the north of concentrator building;
▪	Power will be distributed from the main substation to the concentrator, the crusher, and mine services area as well as to ancillary site services (pumphouses, exterior lighting, guardhouse, etc.).

18-9

Tailings Management Facility :
▪
The TMF is located on the east part of the Property in an area where natural topography facilitates tailings disposal and management. A more detailed description of the TMF is provided in Section 20 of this Report.

▪
Tailings are pumped from the concentrator to various deposition points in accordance with the TMF phase development plan. Initially, a single tailings line will be constructed and followed later by a second pipeline, which will initially serve as a backup and then will be used to pump tailings at the further distances as required after Year 6 of operations. Booster stations will be installed during the course of the mine life based on distance and height, which the tailings require to be pumped.

▪
Excess water pumped with the tailings, as well as surface water, will collect in an area within the TMF. This area changes over the course of the TMF development and its water level (height) also increases. Hence, to return this water back to the process water tank, a floating barge type pumphouse is provided.

▪	Any excess water not required in the process water balance is pumped to the polishing pond for treatment prior to discharge to the environment.
▪	As required, water from the polishing pond is pumped to a pipe discharge point 150 m into Long Lake, to allow for adequate dispersion within the lake.

Land Management Areas:
▪	Design provides that the Elephant Head Management Area will not be affected by the Project.
▪	Pike Lake South Management Area will be impacted by Rose Pit.

Esker :
▪	The Esker located east of Mills Lake and of the south waste stockpile will provide construction materials for the Project.

Temporary Construction Camp :
▪	The temporary construction camp and construction worker facilities will be built off-site, south of the Town of Wabush.

18-10

▪	The camp is designed to provide individual bedrooms with common bathrooms for 800 workers and support staff and is located west of Pumphouse road as shown in Figure 18.3.
▪	It was decided that the catering service will be subcontracted to a local supplier. For this reason, kitchen facilities will not be provided, only a dining room suitable to fit 800 people.
▪	For this Feasibility Study, it is assumed that permanent operating employees will reside within the community of Lab West and no special provisions have been made for alternate accommodations.

FOR INFORMATION

BBA

ALDERON

TEMPORARY FACILITIES
CONSTRUCTION CAMP

ALDERON
RESOURCE CORP.

Figure 18.3 : Lot 99-10 Camp Concept

General :
▪	Communications systems (internal and external) will be provided to support operations and to provide a safe and secure environment.
▪	Containerized Membrane Bioreactor (MBR) Sewage treatment systems will be provided at the mine services and at the concentrator.
▪	Sanitary facilities as well as domestic waste disposal are provided according to local conditions and requirements.
▪	Fire protection is provided to cover various areas of the process plant and surrounding infrastructures.

18-11

Major building structures will be made of steel with pre-painted steel cladding. Concrete foundations will consist of spread footings. Secondary buildings will be of pre-engineered or prefabricated type when applicable. Temporary buildings and warehousing will be of “sprung structure” or Megadome type. HVAC design for the main process buildings is based on the “H” system (system with air recirculation and heat recuperation) because of its energy efficiency, lower maintenance and operating costs, superior control and air quality. The concentrator is heated using steam. Other buildings are heated using electricity.

Slurry and process water pipelines generally run above ground although some pipework may be buried, such as sewage treatment piping.

For security, a guard house will be installed by the access road near the concentrator.

The telecommunication system will be based on Ethernet links throughout the plant and administration buildings. A single mode fibre optic backbone will be used to accommodate both automation and corporate services on the same cable. For remote sites, such as water pumping stations, a Wimax link will be used to transport automation and corporate services. A Corporate Ethernet backbone at 1 Gbps in a star type topology will support the distribution of process and security video.

18.3 Electricity

Nalcor will bring power in close proximity of the Kami site main substation by means of a 315 kV transmission line. The power demand is estimated at 56.6 MW and the projected annual electrical consumption is 437.4 GW/h. It should be noted that the electric power system has been designed for future load increases associated with the incorporation of tailings pumping booster stations, as required over the life-of-mine.

The main substation at the plant site consists of one 315 kV primary circuit breaker and one main 315 – 34.5 kV, 75/100/125 MVA, outdoor oil type transformers. The transformer is connected to the main breaker via a 315 kV disconnect switch to allow its isolation from the network. The transformer is provided with an automatic on-load tap changer to maintain adequate voltage to the plant. The power transformer has its own grounding transformer. For commercial power billing, design provides the use of one 34.5 kV metering unit. Power is distributed from the main substation to the various site areas at 34.5 kV, 60 Hz from a G.I.S. switchgear installed in a separate prefabricated building located in the main substation. Buried power cables (34.5 kV) feed the plant. Following discussions with Alderon, it was decided to go with the option of having one off-line main transformer, stored within a heated enclosure, and was retained for Feasibility Study design. This transformer would be purchased in the first year of operation as part of sustaining capital (therefore not available at plant startup).

18-12

The main loads, each at 34.5 kV, are dedicated to the AG mill and the ball mill. The two mills are driven by low-speed synchronous motors that will be connected to Active Front End drives complete with their own transformers.

The Power Factor correction of the entire plant is performed by these Active Front End drives since they can provide reactive power to the rest of the plant. A capacitor bank is therefore not required.

Three 34.5 kV cable feeders coming from the main substation feed two 34.5 – 4.16 kV, 18/24 MVA outdoor transformers located next to the concentrator’s main electrical room. A total of three electrical rooms are provided within the concentrator. These rooms contain the Active Front End drives for the mills, the main 4.16 kV switchgears, several 4.16 kV and 600 V starters, 600 V variable speed drives, and six 4160 – 600 V dry type transformers complete with their distribution centers. Isolation transformers required for the AG mill and the ball mill are installed outdoors.

Two 25 kV aerial lines feed all of the infrastructure loads. Each of these lines are equipped with a 34.5 – 25kV, 7.5/10 MVA isolation transformer at their point of origin, which is for isolating and grounding the lines from the 34.5 kV network of the plant. These lines run in a corridor along site roads.

One 34.5 kV aerial line from the main substation feeds all mine loads. Another 34.5 kV aerial line, also from the main substation, feeds the stockpile area, and the overland conveyor drive house by the crusher. These two 34.5 kV aerial lines will be tied (normally open) in the west sector so that if one of the lines has to be shut down, the other will be able to take over. A third 34.5 kV aerial line feeds the load-out sector. A mobile equipment substation with a 34.5 - 7.2 kV, 7.5 MVA transformer is provided near the open-pit mine, and a 7.2 kV line starting from that substation will feed the mine loads (electric equipment in pit).

18-13

Remote electrical rooms are located in the following areas:
▪	Crusher;
▪	Overland Conveyor Drive House;
▪	Stockpile;
▪	Concentrate Emergency Stockpile;
▪	Load-out.

In each electrical room, 34 500 – 600 V power transformers feed either a motor control center or a 600 V distribution center, which distribute power to the motor control centers and to larger variable speed drives for process loads. Small distribution transformers and panels provide 600/347 V and 120/208 V power required for small tools, control voltages, building lighting, area lighting, building HVAC and other small loads.

Generator sets provide backup power to the plant for selected process loads and critical components requiring emergency power in case of a general power failure. Generator sets are provided in the following areas:

▪	Two 1200 kW gensets for the concentrator;
▪	Two 1200 kW gensets for the overland conveyor drive house;
▪	One 500 kW genset for the crusher;
▪	One 500 kW genset for the stockpile;
▪	One 250 kW genset for the Long Lake pumphouse;
▪	One 250 kW genset for the Mill Lake pumphouse.

FROM NEW 315 kV NALCOR TRANSMISSION LINE
315-34.5 kV SUBSTATION
34.5 kV OVERHEAD LINE CRUSHER, CONVEYING AND MINE GARAGE
25 kV INFRASTRUCTURE DISTRIBUTION
34.5 kV OVERHEAD LINE MINE DISTRIBUTION
34.5 kV OVERHEAD LINE LOADOUT DISTRIBUTION
PRELIMINARY
KAMI IRON ORE PROJECT
MAIN SUBSTATION
315 - 34.5 - 4.16 kV
SWITCHGEAR
SINGLE LINE DIAGRAM
ALDERON RESOURCE CORP.

Figure 18.4 presents the SLD developed for the Kami Project. A list of the major electrical equipment and components for the main substation as well as for the local electrical rooms is

18-14

also presented on the SLD drawing. This list of major equipment was used in developing the Capital Cost Estimate for the Project.

18-15

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 18.1 : Kami Site Power Load Estimate Table

Area	Description	Connected Load	Running Load	Running Power (1)	Average Efficiency Factor (2)	Load Factor (3)	Diversity Factor (4)	Power Demand (5) = (1)/(2)*(3)*(4)	Annual Load Factor (6)	Estimated Annual Energy Consumption (7) = (5)*(6)*365*24/1000
		(HP)	(HP)	(MW)				(MW)		(GW/H)
0501010	Primary Crushing - Crushing Area	2865	2,565	1.91	0.92	0.85	0.85	1.50	0.9	11.8
0501030	Primary Crushing - Conveyor Area	638	638	0.48	0.92	0.85	0.85	0.37	0.9	2.9
0601010	Stockpile - Conveyor Area	2,800	2,800	2.09	0.95	0.85	1	1.87	0.9	14.7
0601030	Stockpile - Fine Ore Storage	1,996	1,936	1.44	0.92	0.85	0.85	1.13	0.9	8.9
0701010	Process Plant - Grinding - AG MILL	20,000	20,000	14.92	0.92	0.80	1	12.99	0.9	102.4
0701010	Process Plant - Grinding	7,815	7,540	5.62	0.92	0.85	0.85	4.42	0.9	34.8
0701020	Process Plant - Gravity Separation	4,250	4,250	3.17	0.92	0.85	0.85	2.49	0.9	19.6
0701030	Process Plant - MAG Plant - BALL MILL	10,000	10,000	7.46	0.92	0.95	1	7.70	0.94	63.2
0701030	Process Plant - MAG Plant	3,350	3,350	2.50	0.92	0.85	0.85	1.96	0.9	15.5
0701040	Process Plant - Reagent	95	79	0.06	0.92	0.85	0.85	0.05	0.9	0.4
0701050	Process Plant - Process Water	7,185	3,705	2.76	0.92	0.85	0.85	2.17	0.9	17.1
0701070	Process Plant - Concentrate	2,491	2,491	1.86	0.92	0.85	0.85	1.46	0.9	11.5
0701080	Process Plant – Tailings	9,272	6,472	4.83	0.92	0.85	0.85	3.79	0.9	29.9
0701090	Process Plant - Services	9,827	8,112	6.05	0.92	0.85	0.85	4.75	0.9	37.5
Total Crusher & Concentrator		**82,584**	**73,938**	**55**				**47**		**370**
Open-Pit Mine Loop										
	Shovels	6,720	6,720	5.01	0.92	0.80	0.75	3.27	0.9	25.8
	Drills	3,333	3,333	2.49	0.92	0.80	0.75	1.62	0.9	12.8
	Mine Dewatering (Allowance)	2,400	2,400	1.79	0.92	0.80	0.8	1.25	0.9	9.8
Total Mine Loop		**12,453**	**12,453**	**9**				**6.1**		**48**
Site Infrastructure										
0404010	Mine Services Building & Employee Facilities			0.15	0.92	0.85	0.6	0.08	0.9	0.7
0404030	Mine Garage and Shops (Allowance)			2.00	0.92	0.85	0.6	1.11	0.9	8.7
	Miscellaneous Site (Allowance)			2.00	0.92	0.85	0.85	1.57	0.9	12.4
	Main Substation and Distribution Losses (2%)							1.11		
Total Site Infrastructure				**4**				**3.9**		**22**
Total Kami Site Estimated Power Demand and Annual Consumption								**56.7**		**440.5**

December 2012 18-16

18-16

Figure 18.4 : Kami Site Wide Electrical Single Line Diagram and Major Electrical Equipment List

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18.4 Railway Transportation
Stantec was retained by Alderon to undertake the railway component development of the Kami Project Feasibility Study. The basis for the current study is the rail component work produced for Alderon’s PEA of September 2011.

Iron ore concentrate is to be shipped by rail over a 450 km route from the Kami site to the terminal facilities at Pointe-Noire. New track must be constructed by Alderon to link the mine and terminal to the existing rail network. Trains will operate over the existing Quebec North Shore and Labrador Railway (QNS&L) main line from a point near Labrador City to Sept-Îles Junction. The Chemin de Fer Arnaud (CFA) will provide train operations services between Sept-Îles Junction and the Pointe-Noire terminal.

The rail transportation needs of the Kami operation will be served using dedicated 240-car trains with gondola type rail cars designed for use with a rotary car dumper. The railcar fleet will be sourced and managed by Alderon. The QNS&L will provide locomotives for the operation. To meet the concentrate production annual design tonnage of 8 Mt, a total of 334 trains must be loaded at the mine each year.

The proposed Kami Rail Line includes all new track construction associated with the mine and connection to the QNS&L near Labrador City. The Kami Rail Line consists of a single main track between the junction and the mine, a single-track concentrate loading loop and assorted yard tracks connecting to the loop. A total of 25 km of new track is required to complete the Kami Rail Line. The alignment is similar to that identified as the preferred route in the PEA, however; during the course of this Feasibility Study, an alignment revision near the mine site was made which eliminates significant cut and fill work thereby saving capital cost and reducing environmental impact. The alignment does not require interaction with other local railways and does not intersect any public roads at grade.

Railway development is required at the Pointe-Noire terminal, which is discussed in Section 18.5 of this Report.

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As part of this Feasibility Study, dynamic railway operations simulations of the existing railway network were performed to evaluate the probable train cycle times in relation to projected 2015 rail traffic levels. A 50-hour cycle time is predicted for the operation where QNS&L motive power is committed to remain with the train throughout the entire trip. On that basis, at an 8 Mt/y production level, 505 cars would be required for a total of two gondola car train sets plus spare cars.

The simulation process was also used to identify infrastructure upgrades that the QNS&L Railway and CFA Railway would likely need to implement in order to accommodate the Alderon business. The QNS&L will require reinstatement and extension of three currently dormant siding locations to accommodate 240-car trains. The CFA will be required to construct two staging yard tracks at Pointe-Noire and one interchange track at Sept-Îles Junction to implement service for Alderon.

The preliminary engineering associated with this Feasibility Study indicates that a suitable alignment with moderate grading and minimal requirement for structures is possible for the Kami Rail Line route. The most significant challenges include obtaining the necessary land for the right-of-way from Cliffs Natural Resources and agreement with the environmental regulatory bodies regarding watershed and a component of the alignment that traverses the Wabush Protected Water Supply Area. This issue has been identified in the EIS (Environmental Impact Statement) along with mitigations and strategies to accommodate construction and operation of a railway in this area.

Alderon must negotiate agreements with both existing railways associated with the Project to obtain service in order to transport concentrate under provisions of the Canada Transportation Act. The required infrastructure used to implement the transportation agreements is not significantly challenging to construct or to finance. Rapid resolution of environmental and rail regulatory approvals is critical for on-time startup of operations as planned for Q4-2015. Environmental and construction permits and approvals are expected to be received in fall 2013. Full-scale grading construction should commence in spring 2014. Track installation will follow in 2015 prior to operations startup.

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18.5 Pointe Noire Terminal
Stantec was retained by Alderon to perform a Feasibility Study for the development of the Pointe-Noire Terminal Project, including a rail connection to the Chemin de Fer Arnaud (CFA) existing rail line, a railcar dumper, stockyard, stacker/reclaimer, conveyors and tie-in to the Port of Sept-Îles new multi-user dock and shiploader.

Alderon also requested that Ausenco develop an alternative terminal location using Stantec’s Feasibility Study results as the main source of data. Ausenco therefore developed the alternative terminal site layout and configuration relying on the data, design, equipment, unit rates and budget price quotations provided by Stantec. Ausenco has modified only those areas affected by the alternative terminal location. Ausenco’s estimate was produced to allow Alderon to compare the two options and to select the Base Case Option for the current Kami Project Feasibility Study.

Following an analysis of the two options, the Ausenco option was retained in order to be carried forward as the Base Case for this Feasibility Study. The terminal facility location is situated along the south side of the existing Pointe-Noire Road and was identified by the Port of Sept-Îles as a potential multi-user storage facility to support their new multi-user dock. The configuration generally consists of a new railcar unloading loop track, a single car rotary dumper, a concentrate storage yard with stacker/reclaimer and interconnecting conveyor systems, leading to the Port of Sept-Îles shiploaders, as shown on Pointe-Noire Terminal site plan in Figure 18.5.

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Figure 18.5 : Pointe-Noire Terminal Site Plan

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The new loop track is located primarily on Port of Sept-Îles lands and is designed to accommodate the railcar dumper and 120 railcars; the 240 railcar trains are segmented in 2 x 120 railcars at the CFA yard located in Pointe-Noire. The loop track will be excavated through the existing hillside and will connect to the CFA railway. The Pointe-Noire road will overpass the railway.

The rail car dumper is a single car rotary type dumper, which includes an electric motor actuated car positioner that is designed to achieve a maximum dumping cycle rate of 60 cars per hour. The iron ore concentrate is discharged into a receiving hopper and metered onto the outfeed conveyor by an apron feeder. The outfeed conveyor then transfers the iron ore concentrate onto a series of conveyors and conveyor transfer towers and then onto a stacker/reclaimer. The stacker/reclaimer can either stack out the iron ore concentrate in the storage yard or reclaim it and load it onto a discharge conveyor to be conveyed to the Port of Sept-Îles ship loading system.

Building enclosures are provided at the railcar unloader and at all transfer towers. All conveyors are enclosed in full conveyor galleries and a dust collection system is provided to abate fugitive dust emissions at transfer points. A storm water retention pond and wastewater treatment facility is provided to collect and, if required, treat all red water runoff from the site.

The proposed terminal requires Hydro Quebec to extend the transmission line into the site to a new substation for power distribution at the site. A new plant-wide control system is provided to control all of the Pointe-Noire Terminal systems.

Operations are expected to run continuously 24 hours per day and seven days per week. It is expected that mechanical and electrical system maintenance/emergency response would be contracted to local Sept-Îles firms. Similarly, custodial, general cleanups and yard maintenance including snow removal would be contracted locally.

The project schedule for the Pointe-Noire terminal is expected to be approximately three years, including two years of on-site construction. As part of their project development plan for the Pointe-Noire terminal, Alderon should consider teaming up with other potential users to share

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facilities, which could lead to reduced costs for all parties. This could include shared rail, dumper and conveying facilities.

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19. MARKET STUDIES AND CONTRACTS

19.1 Market Study and Alderon Marketing Strategy
During the course of the Preliminary Economic Assessment Study, Alderon retained the services of a consultant in order to perform a market study to help position the marketing strategy for Kami concentrate. Based in part on the results of this Study, Alderon focused their efforts on the Asian market, specifically China. Alderon has recently entered into a strategic partnership with Hebei, which includes an off-take agreement for 60% of concentrate produced by the Kami facility. More details are provided later in this Section as well as in Section 4 of this Report.

For this Feasibility Study, the medium and long-term commodity price forecast to be used in the Project Financial Analysis was performed by BBA based on various public and private market studies by reputable analysts and iron ore producers, opinions of industry experts as well as other sources. The Financial Analysis for this Project is presented in Section 22 of this Report. Following its review, BBA arrived at a medium (Year 2015 to 2020) and long-term (beyond Year 2020) price of $115/t and $110/t respectively, based on Platts Index benchmark of 62% Fe iron ore concentrate landed at China’s port. To arrive at these prices, BBA considered the following:

▪
Global crude steel demand is expected to continue to grow moderately, driven by demand in China. Major iron ore producers are basing their expansion plans to be in line with this forecasted growth in demand as well as on evidence of sustained and increasing commodity price projections. Major producers such as Rio Tinto, Vale and BHP express their views on supply and demand projections in recent presentations posted on their public websites. Crude steel production in China is forecasted to continue to grow to over 900 Mt/y by 2020 and peak at about 1,000 Mt/y in 2030 (forecast by Rio Tinto). In their price forecasting, BBA has relied heavily on the forecasts of these producers.

▪
There is an iron ore “floor price” where lower tier iron ore producers in China become unprofitable and curtail production when this price level is broken. It is generally agreed that this price is between $110/t and $120/t. In recent history, when this floor price had been breached, prices rebounded and stabilized. In forecasting long-term pricing, supply and demand come in balance and large price variations in the form of slides and spikes need to be discounted. The effects of this floor price and how it acts as a moderating factor to longer term pricing are expressed by Rio Tinto and Fortescue in an article by Matt Chambers in ‘The Australian’, dated August 30, 2012. In their price forecasting, BBA has considered the effects of this floor price as an important element in driving long-term pricing.

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Analyst opinions and market study forecasts are generally very subjective and are quite variable. A minority of analysts are forecasting long-term pricing in line with the aforementioned floor price. The majority of analysts are forecasting prices below $100/t. In order to take into consideration the opinions of analysts forecasting lower iron ore prices, BBA has performed a sensitivity analysis as part of its Project Financial Analysis in order to assess how robust the Project is at lower commodity prices. Results are presented in Section 22 of this Report.

After determining the forecasted benchmark Platts Index price for 62% Fe iron ore concentrate, an adjustment in the form of a premium is considered for iron ore concentrates grading above 62% Fe. Premiums for higher Fe content have traditionally been in the order of $4 to $5 per 1% Fe content. At times of price volatility, premiums can run considerably higher. For this Study, BBA has considered a premium of $5 per 1% Fe increments above the Platts Index benchmark of 62% Fe. BBA considers this to be a reasonable forecast.

19.2 Off-Take and Agreements
The terms of the strategic partnership with Hebei are summarized in Section 4 of this Report. In connection with the strategic partnership, Hebei has entered into an off-take agreement pursuant to which Hebei has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount. In addition, there are some quality related penalties that may impact final prices depending on the final specifications of the iron ore concentrate shipped.

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With respect to the remaining 40% of the production from the Kami Project, Alderon has undertaken extensive marketing discussions with potential customers, and samples have been dispatched to a number of steel mills located in Asia.

Alderon has not entered into and does not anticipate entering into any hedging or forward sales contracts with respect to sales of its iron ore.

19.3 Port Agreement
On July 13, 2012, Alderon signed an agreement with the Sept-Îles Port Authority (the “Port”) to ship a nominal 8 Mt of iron ore annually via the new multi-user deep water dock facility that the Port is constructing.

Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8 Mt of iron ore that it can ship through the Port. In order to finance the estimated $220 million cost of the new multi-user dock facility, the Port required binding commitments from the potential end-users to provide a portion of the necessary funds. This buy-in payment will constitute an advance on Alderon’s future shipping fees (wharfage and equipment fees) and as a result, Alderon will receive a discount on its shipping fees until the full amount of the buy-in payment has been repaid through the discount.

Based on its reserved annual capacity, Alderon’s buy-in payment is $20.46 million, payable in two installments of $10.23 million each. The first installment of $10.23 million was paid upon signing of the Port Agreement and the second payment of $10.23 million is due no later than July 1, 2013. As security for the second payment, Alderon has provided an irrevocable guarantee of equivalent value.

The Port Agreement includes a base fee schedule regarding wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates, which are within industry norms, commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is for 20 years from the execution date, with the option to renew for additional five year terms, to a maximum of four (4) renewals.

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Alderon has had discussions with port loading and handling providers in the Pointe-Noire area. Although agreements have not been finalized with these parties, Alderon expects the terms of such agreements to be within industry norms.

19.4 Railway Transportation Negotiation Status
Alderon initiated tariff negotiations with QNS&L and CFA in 2012. Alderon’s Base Case for the Feasibility Study is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. No agreement has been concluded to date.

As an alternative to the Base Case, Alderon has decided to participate in CN’s Feasibility Study for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Québec. This proposed multi-user rail line is expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility located at the Port of Sept-Îles. A number of iron ore exploration and mining companies including Alderon are participating in the Feasibility Study that will be carried out over the next twelve months. Alderon has funded $1.5 million towards the Feasibility Study, and to secure capacity on the new rail line to add a potential alternative to transport its product from its Kami mine site to the Port of Sept-Îles. The additional development of a multi-user material handling facility at the Port would supplement the new multi-user deep water dock facility that Alderon has already secured access to. In the approach proposed by CN, they would build, own and operate all port terminal infrastructures. Alderon would not incur capital expenses for building the terminal handling facilities as these costs would be covered under a commercial agreement based on tonnage handled. CN would operate the entire rail network from the Kami mine site to the port terminal and these costs would be included in the commercial agreement. The CN Feasibility Study is scheduled to be completed in Q2 2013 and at that time, Alderon will make a decision on whether to pursue this option further.

19.5 Electric Power Supply Status
Nalcor has established a formal process in advance of Nalcor or Newfoundland and Labrador Hydro being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and

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Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. In its Press Release dated December 13, 2012, Alderon announced that it has entered into an agreement with Nalcor to commence Stage III of the process, which is scheduled for completion in April 2013. Alderon funded all of the costs associated with Stage II and will also fund all Stage III costs. Commercial discussions will commence during Stage III of the process and once commercial terms are agreed, a formal Power Purchase Agreement will be signed by Alderon and Nalcor, subject to environmental and regulatory approvals. Construction of a new transmission line to provide power to the Kami site is scheduled to begin in the second half of 2013, with commissioning of Line 1 scheduled for the fall of 2015. The commercial terms and rates for power, transmission and other infrastructure costs will be governed by a Labrador Industrial Rates Policy Framework. Based on discussions with the government regarding the framework of this policy, rates have been estimated for the purpose of Alderon’s Feasibility Study.

19.6 Other Agreements
Alderon does not intend to use third party contractors for its mining or concentrating operation. These operations will be carried out by Alderon Personnel.

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20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
Stantec was retained by Alderon to complete various engineering and environmental studies in support of the Environmental Impact Statement (EIS) and the Feasibility Study. The following is a listing of the various studies completed by Stantec:

▪	Tailings Management (Stantec/Golder 2012);
▪	Tailings Management Facility Discharge Water Treatment (Stantec 2012);
▪	Waste Rock Management (Stantec/Golder 2012);
▪	Hydrologic Study – Kami Site (Stantec 2012);
▪	Baseline Hydrogeology Study – Kami Site (Stantec 2012);
▪	Site Wide Geotechnical Study – Kami Site (Stantec 2012);
▪	Pit Slope Design (Stantec/Golder 2012);
▪	Rehabilitation and Closure Report (Stantec 2012);
▪	Railway Development Study (Stantec 2012); and
▪	Pointe-Noire Terminal Study (Stantec 2012);
▪	Supplemental Report, Alternative Terminal Site (Ausenco 2012).

The Environmental Impact Statement, authored by Alderon (Alderon 2012), has been filed with the Government of Newfoundland and Labrador, Department of Environment and Conservation (available on the website of the Government of Newfoundland and Labrador) and with the Canadian Environmental Assessment Agency (available on the website of the Canadian Environmental Assessment Agency). The EIS is a public document and is undergoing a review in accordance with provincial and federal assessment processes.

20.1	Environmental Setting

20.1.1	Kami Iron Ore Property, Labrador
The proposed Kami Iron Ore Project is located in Western Labrador, within the Labrador City and Wabush municipal planning areas. Mineral exploration, mining and associated industrial activities have been ongoing in the region since the late 1950s, and have become the backbone of its economic sustainability. The Kami Property is flanked by several operating iron ore mines (IOC, Cliffs Natural Resources and ArcelorMittal).

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The project area is located to the immediate southwest of the Towns of Wabush and Labrador City, and to the northeast of the Town of Fermont, Québec. These are modern, vibrant communities, with relatively high employment rates and income levels amongst their residents, and which provide a wide range of services and infrastructure. The relatively high standards of living in this region have resulted from the mining developments and associated activities that have characterized the economies of the area over the past several decades. Although it is recognized that recent growth due to the expansion of mining activities in the region have seen some issues related to the availability and affordability of housing and other services and infrastructure, as well as other socioeconomic issues in the area, the overall quality of life of its residents remains relatively high.

The existing (baseline) condition of the environment within and near the project area is the result, and reflects the effects, of other past and ongoing human activities in the region. A range of surveys were carried out in the project footprint and larger region to characterize the existing environmental conditions, including wildlife, vegetation, and freshwater surveys. Regional ambient air quality monitoring indicates that the average air quality in the region is good overall, with SO2 and NO2 ambient concentrations being below applicable standards and with total particulate levels occasionally exceeding guidelines. Baseline water quality monitoring data similarly shows that existing surface water quality is good, with several parameters occasionally and slightly exceeding ecological water quality guidelines. Prevailing winds are from the west and south.

The biophysical environment in which the Project lies is within the Mid Subarctic Forest (Michikamau) Ecoregion of Western Labrador. Habitat types common to Western Labrador are found throughout the project area. These habitat types support a wide range of wildlife species that are common throughout the region. Species at risk and species of conservation concern which have been observed in the project area include: the Olive-sided Flycatcher (Threatened), and the Rusty Blackbird (species of conservation concern). There were no observations of any plant species listed as species at risk within the project area. Eight plant species of conservation concern were recorded in the project area; occurrences of all eight species were also recorded outside the vicinity of the Project. Consultation with Newfoundland and Labrador Department of Environment and Conservation is continuing to determine if additional species are to be considered as species of conservation concern. No caribou were observed in proximity to the project area during the project surveys conducted in 2011/12.

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Wetlands cover a sizable proportion of the natural landscape of Labrador and are common throughout the project area. Both Labrador City and Wabush have signed Municipal Wetland Stewardship Agreements with the provincial government and Eastern Habitat Joint Venture, which require the incorporation of wetland conservation in the scope of municipal planning. Each municipality was required to designate wetlands areas with their municipal planning areas as Habitat Management Units. The Project has been designed to avoid impacts on the Management Units wherever possible; however, the ore body intersects the Pike Lake South Management Unit. No unique habitat features were identified within the Management Unit or elsewhere within the project area.

Fish species and fish habitat common to Western Labrador are present within the project area. Recreational fisheries are conducted throughout the region and in close proximity to the project area. There were no observations of any fish species listed as species at risk within the project area, and no commercial or aboriginal fisheries have been identified in or near the project area.

Current land and resource use in the vicinity of the project area includes industrial activities, cabin use, hunting and trapping, angling, wood harvesting, berry picking, snowmobiling, and boating, among other recreational activities. Due to the close proximity to the towns of Labrador City and Wabush, recreational land use in this area is extensive. A number of cabins have been identified within the project area.

No aboriginal communities exist in close proximity to the Project, the closest being Schefferville, located approximately 200 km to the north. However, the Project is located in an area which five aboriginal groups assert as their traditional territory. There are no treaties or settled land claims which overlap the project area and, although residents of Western Labrador engage in recreational land and resource use activities throughout the region, based on the information available, there is no evidence of current use of lands and resources for traditional purposes by aboriginal persons in or immediately adjacent to the project area. Additionally, no historic and cultural resources have been identified in the project area.

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The EIS provides detailed descriptions of the existing biophysical and socio-economic environments that could be affected by the Project for each relevant Valued Ecosystem Component (VEC).

20.1.2	Concentrate Storage and Reclaim Facilities, Québec
The Pointe-Noire Terminal lies within the Municipality of Sept-Îles on Port Authority of Sept-Îles lands, adjacent to similar reclaim facilities operated by other users. The existing terminal at Pointe-Noire has been in operation for many decades and contains two industrial and port facilities similar to the facility proposed by Alderon. The region has long been the center of natural resource exploitation and the main resource industries are hydroelectricity generation and mining.

The Pointe-Noire Terminal site is in an industrialised area with few natural habitats. Remaining habitat at the proposed site consists mainly of patches of young mixed forest stands and mature coniferous stands. There is no freshwater fish habitat within the facility footprint. No species at risk or species of conservation concern were observed during field surveys. According to the “Centre de Données sur le Patrimoine Naturel du Québec” (CDPNQ) database, no flora species with special status are reported for the Port site area (personal communication, MDDEFP, July 2011).

In 2009, Sept-Îles had a population of 25,686 inhabitants. The closest residential and recreational land use is located approximately 1.5 km from the site, in the low density Val Sainte-Marguerite. There are two aboriginal reserves in the vicinity: Uashat and Maliotenam (also know as Mani-Utenam), which are located approximately 10 and 26 km respectively, to the east. The Pointe-Noire Terminal is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam. Based on the information available, there is no evidence of current use of lands and resources specifically for traditional purposes by aboriginal persons in the area. Additionally, no historic and cultural resources have been identified.

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The EIS provides detailed descriptions of the existing biophysical and socio-economic environments that could be affected by the Pointe-Noire Terminal for each VEC. Baseline descriptions for each VEC are based on an ecosystem approach and are provided in the detailed VEC analyses and/or as appendices to the EIS.

20.2	Jurisdiction, Applicable Laws and Regulations
The project components for the mine site and related infrastructure are wholly located within the Province of Newfoundland and Labrador. Mining projects in the Province of Newfoundland and Labrador are subject to Environmental Assessment (EA) under the Newfoundland and Labrador Environmental Protection Act, and associated Environmental Assessment Regulations.

Because the Pointe-Noire Terminal site is located within Québec, Alderon engaged with the “Ministère du Développement Durable, de l’Environnement, de la Faune et des Parcs” (MDDEFP) of Québec to provide project information. However, because the mine will be located entirely within Newfoundland and Labrador, and the facilities at the Port of Sept-Îles will be located on federal lands, MDDEFP has confirmed that the Project is not subject to Environmental Assessment under the laws of the Province of Québec.

Federal Environmental Assessment is regulated under the Canadian Environmental Assessment Act, S.C. 1992, c. 37 (CEAA). While the Project was commenced under the CEAA, that act has been repealed and replaced by the Canadian Environmental Assessment Act, S.C. 2012, c. 19 (CEAA 2012). The transition provisions in CEAA provide that the review already commenced under CEAA will be continued under CEAA 2012.

Both the Newfoundland and Labrador and federal Environmental Assessment processes are public.

The Environmental Assessment process was initiated in October 2011 with a formal Registration/Project Description submitted in a prescribed format to the Newfoundland and Labrador Department of Environment and Conservation, and the Canadian Environmental Assessment Agency. The Registration/Project Description was made available to the public and to government agencies for review. On December 8, 2011, following the review, the NL Minister of Environment and Conservation advised Alderon that an EIS was required for the Newfoundland and Labrador component of the Kami Project. The Canadian Environmental Assessment Agency notified Alderon that a comprehensive study was required under the Comprehensive Study Regulations. The Ministers appointed an EA Committee made up of provincial and federal government agency representatives, to review documents submitted by Alderon and to provide advice to the Ministers regarding the Project.

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Final EIS Guidelines for the Project were issued on June 26, 2012. These guidelines were prepared jointly by the Governments of Canada and Newfoundland and Labrador to identify the nature, scope and minimum information and analysis required in preparing its EIS. The EIS addresses the requirements of both jurisdictions.

The EIS, submitted in September 2012, will be reviewed by the EA Committee, including subject area experts from government departments and regulatory agencies, and will be available for public review. Review comments of the EA Committee and the public will be considered when a determination of the environmental implications of the Project is made by the federal and provincial governments.

At the completion of the review period, the Ministers will decide if additional information is required. Typically, additional information is obtained through issued Information Requests. Upon a determination of sufficient EIS information, the two levels of government will determine if the Project may proceed, and the federal government will determine if permits/authorizations may be issued, and conditions that may apply.

20.2.1	Major Projects Management Office
The Major Project Management Office (MPMO) is a Government of Canada organization whose role is to provide overarching project management and accountability for major resource projects in the federal Environmental Assessment process. The MPMO, working collaboratively with federal departments and agencies (including the Canadian Environmental Assessment Agency), serves as a single window into the federal regulatory process, and complements the technical discussions between proponents and regulators. The MPMO provides guidance to project proponents and other stakeholders coordinates, project agreements and timelines between federal departments and agencies, and tracks and monitors the progression of major resource projects through the federal regulatory review process.

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The Project is subject to a comprehensive study, and is therefore considered a major resource project falling under the MPMO jurisdiction. The MPMO has published a Project Agreement with an associated government review timeline.

20.3	Environmental Studies
As part of the Environmental Assessment process, environmental baseline studies were completed in 2011 and 2012 at the mine site in Labrador and at the terminal site in Québec. Environmental and baseline studies conducted at the mine site in Labrador included:

▪	Air Quality and Noise Monitoring and Modelling (summer and winter);
▪	Water Resources Baseline Study;
▪	Freshwater Fish, Fish Habitat and Fisheries Baseline Study;
▪	Socio-economic Baseline Study;
▪	Ecological Land Classification;
▪	Archaeological Survey;
▪	Rare Plant Survey;
▪	Wetland Baseline Study;
▪	Winter Wildlife Surveys;
▪	Waterfowl Surveys; and
▪	Forest Songbird Survey.

Environmental and baseline studies conducted at the terminal site in Québec included:

▪	Air Quality Modelling and Noise Monitoring and Modelling;
▪	Water Resources Baseline Study;
▪	Socio-economic Baseline Study;
▪	Archaeological Survey;
▪	Freshwater Fish, Fish Habitat, and Fisheries Baseline Study;
▪	Rare Plant Survey;

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▪	Herpetile Survey; and
▪	Forest Songbird Survey.

The details of the environmental studies and the results are presented in the EIS. An analysis of the project effects is presented for each VEC in the EIS.

Upon completion of the effects analyses, it was concluded in the EIS that the Project is not likely to result in significant adverse residual environmental effects during construction and under normal operating conditions. In the case of economy, employment and business, the residual effects will be positive.

20.4	Environmental Permitting
Following release from the Environmental Assessment process, the Project will require a number of approvals, permits and authorizations prior to project initiation. In addition, throughout project construction and operation, compliance with terms and conditions of approval, various standards contained in federal and provincial legislation, regulations and guidelines, will be required. Preliminary lists of permits, approvals and authorizations that may be required for the Project are presented in Table 20.1, Table 20.2, and Table 20.3. As presented in Table 20.4, permits and authorizations will also be required from affected municipalities.

Table 20.1 : Potential Permits, Approvals, and Authorizations - Newfoundland and Labrador; Mine and Associated Infrastructure, including Rail Infrastructure
Permit, Approval or Authorization Activity	Issuing Agency
▪Release from Environment Assessment Process	DOEC – Environmental Assessment Division
▪Permit to Occupy Crown Land	DOEC – Crown Lands Division
▪Permit to Construct a Non-Domestic Well
▪Water Resources Real-Time Monitoring
▪Development Activity in a Protected Public Water Supply Area
▪Certificate of Environmental Approval to Alter a Body of Water
▪Culvert Installation
▪Fording
▪Bridge
▪Pipe Crossing/water intake
▪Stream Modification or Diversion
▪Other works within 15 m of a body of water (rail infrastructure, site drainage, dewater pits, settling ponds)
▪Water Use Licence
▪Permit to Construct a Potable Water System (Water/Wastewater System)
DOEC – Water Resources Management Division

20-8

Permit, Approval or Authorization Activity	Issuing Agency
▪Certificate of Approval for Construction and Operation (Industrial Processing Works)
▪Certificate of Approval for Generators
▪Approval of MMER Emergency Response Plan
▪Approval of Waste Management Plan
▪Approval of Environmental Contingency Plan (Emergency Spill Response)
▪Approval of Environmental Protection Plan
DOEC – Pollution Prevention Division
▪Permit to Control Nuisance Animals	DOEC – Wildlife Division
▪Pesticide Operators Licence	DOEC – Pesticides Control Section
▪Blasters Safety Certificate
▪Approval for Storage & Handling Gasoline and Associated Products
▪Temporary Fuel Cache
▪Fuel Tank Registration
▪Approval for Used Oil Storage Tank System (Oil/Water Separator)
▪Fire, Life and Safety Program – Long Form
▪Building Accessibility Registration
▪Certificate of Approval for a Waste Management System
▪Certificate of Approval for a Sewage/Septic System
▪Application to Develop Land for Septic
Service NL –Government Service Centre (GSC)
▪Approval of Development Plan, Rehabilitation and Closure Plan, and Financial Assurance ▪Mining Lease ▪Surface Rights Lease ▪Quarry Development Permit ▪Mill Licence	Department of Natural Resources (DNR) – Mineral Lands Division

20-9

Permit, Approval or Authorization Activity	Issuing Agency
▪Operating Permit to Carry out an Industrial Operation During Forest Fire Season on Crown Land ▪Permit to Cut Crown Timber ▪Permit to Burn	DNR – Forest Resources
▪Approval to Construct and Operate a Railway in Newfoundland and Labrador	Department of Transportation and Works (DTW)

Table 20.2 : Potential Permits, Approval and Authorizations – Québec; Terminal Site
Permit, Approval or Authorization Activity	Issuing Agency
▪Certificate of Authorization (Section 22 of the Environment Quality Act)	MDDEFP – Regional Office
▪Certificate of Authorization (Section 48 of the Environment Quality Act)	MDDEFP – Regional Office
▪Authorization under Section 128.7 of An Act Respecting the Conservation and Development of Wildlife	MRNF – Regional Office

Table 20.3 : Potential Permits, Approval and Authorizations - Federal
Permit, Approval or Authorization Activity	Issuing Agency
▪Authorization for Harmful Alteration, Disruption or Destruction (HADD) of Fish Habitat	Fisheries and Oceans Canada (DFO)
▪Approval to interfere with navigation	Transport Canada
▪Licence to Store, Manufacture or Handle Explosives (Magazine Licence)	Natural Resources Canada
▪Approval to construct a railway	Canadian Transportation Agency

Table 20.4 : Potential Permits, Approval and Authorizations– Municipal
Permit, Approval or Authorization Activity	Issuing Agency
▪Building Permit ▪Development Permit ▪Excavation Permit ▪Fence Permit ▪Occupancy – Commercial Permit ▪Open Air Burning Permit ▪Signage Permit	Town of Labrador City

20-10

Permit, Approval or Authorization Activity	Issuing Agency
▪Building Permit ▪Development Permit ▪Excavation Permit ▪Fence Permit ▪Occupancy – Commercial Permit ▪Open Air Burning Permit ▪Signage Permit	Town of Labrador City
▪Building Permit ▪Development Permit ▪Excavation Permit ▪Fence Permit ▪Occupancy – Commercial Permit ▪Open Air Burning Permit ▪Signage Permit	Town of Wabush
▪Building Permit ▪Authorization to Divert Pointe-Noire Road ▪Authorization for Aqueduct Connection	City of Sept-Îles

20.5	Tailings Management
The Tailings Management Facility (TMF) is located immediately south of the processing plant and west of Riordan Lake as shown on Figure 18.1.

The subsurface conditions in the tailings facility typically consist of less than 1 m of topsoil and/or peat overlying loose silty sand with an average thickness of 2 m. In low lying areas, up to and greater than 20 m of dense to very dense silty sand till, overlying bedrock exists. The groundwater level is shallow and typically near ground surface.

The tailings are silty fine sand size material with a specific gravity of 2.93, and are non-acid generating with low metal leaching potential. The process water with the tailings has a high suspended solids content. With a proven and probable Mineral Reserve of 668.48 Mt (metric), to be mined over 30 years, the TMF area is designed to hold 297 M-m³ of tailings assuming a deposited void ratio (vol. voids/vol. solids) of 1.0. The ultimate facility can be raised beyond the design elevation, if required. This allows for flexibility in the development of the TMF should the amount of resource increase over the life of mine or water that accumulates within the facility freezes and takes away from the available capacity.

20-11

The tailings disposal scheme includes slurry deposition, pushing the tailings pond upstream against the natural topography. Four stages of deposition are shown on Figure 20.1. Deposition will initially be from embankment starter dams constructed on the north (downstream) side of the facility. For the first four years, tailings will be deposited in a small valley on the west side of the facility shown on Figure 20.1. Above the starter dams, the tailings will be deposited by the upstream method from berms constructed with tailings obtained from the upper beaches (Figure 20.2). The starter dams are stage raised water retaining embankments with central till cores and waste rock shells (Figure 20.2). The facility has an emergency spillway and seepage collection system.

20-12

Figure 20.1 : Tailings Deposition Plan for Life of Mine Dam Rising by the Upstream Method

20-13

Figure 20.2 : Tailings Startup and Ultimate Dam Typical Cross Section

20-14

20.5.1	Tailings Management Facility (TMF) Design Considerations
Environmental Considerations
Based on studies and testing performed to date, the tailings are considered to be non-acid generating with low metal leaching potential. However, some waste rock, particularly from the Menihek Formation, is potentially acid generating. It is proposed to use waste rock in the construction of the starter dams for the tailings facility. Therefore, care will have to be taken to ensure that acid generating and/or metal leaching waste rock will not be used for the dam construction in the tailings facility.

Red water and Total Suspended Solids (TSS) in the tailings effluent will be present as a result of the mining operations. The tailings pond has been sized to allow for the settling of TSS down to a minimum of 100 mg/L prior to recycling to the mill or discharge to a treatment plant/polishing pond prior to final release to the environment.

The proposed treatment facility will be located northeast of the TMF and southeast of Long Lake. The tailings pond surplus water will be pumped into the treatment facility and the treated effluent will be discharged to a polishing pond before discharging to an outfall diffuser point in Long Lake. Treatment would involve aeration and addition of flocculent and mixing equipment upstream of the polishing pond. The accumulated sludge at the bottom of the polishing pond would be dredged periodically and transferred to the TMF.

Construction Considerations
Construction of the TMF will be done in accordance with the Tailings Management Facility Preparation Plan (Appendix D, Kami Iron Ore Mine and Rail Infrastructure Environmental Impact Statement).

Operational Considerations
The logistics of the TMF should align with those of the rest of the mine site infrastructure. Consideration should be given to the storage capacity, accessibility for equipment (construction, operation, and closure), distance and elevation from the mill for tailings transportation, and availability of construction materials. Integration of the TMF with the mine plan and schedule will optimize operations.

20-15

Economic Considerations
Consideration shall be given to costs at all stages of the mine including capital cost, operating/maintenance cost, rehabilitation and post closure costs for the TMF.

Rehabilitation and Closure Considerations
The Newfoundland and Labrador Department of Natural Resources (NLDNR) requires that mining companies develop approved closure plans and provide financial assurance for the anticipated rehabilitation and closure of all mine site infrastructure. Factors that affect the rehabilitation and closure of the TMF include: long-term geotechnical and geochemical stability of the tailings and associated containment structures, ease of establishing permanent drainage and control of any potential acid/toxic drainage, dust control, ease of revegetation, and requirements for long-term monitoring and maintenance of the facility.

20.5.2	TMF Design Basis
The tailings containment dams consist of rockfill starter dams with a low permeability glacial till core. Progressive raising of the tailings facility is by the upstream method, using the coarse fraction of the tailings solids. In this upstream raising method, material is moved from the tailings beach and used to construct progressive lifts (i.e. tailings berms) over the deposited tailings. The tailings dams will be raised in stages to minimize the volume requirements for construction over the life of mine and will coincide with the tailings deposition requirements.

The tailings facility can be subdivided into two distinct areas, designated as the northwest and northeast valleys, respectively. The tailings will be discharged via spigots from the perimeter of the facility and allowed to drain naturally via gravity. The following bullets describe the various stages of tailings deposition. The various stages are also shown on Figure 20.1.

▪
Stage 1: Tailings deposition will start in the northwest valley (startup). The TMF northwest valley can accommodate 41 M-m3 tailings during the first four years of mine production, up to an elevation of 600 m. From the onset of the deposition, a pond will form at the toe of the tailings beach. The pond will always be pushed towards the south end of the TMF, with water being pumped back to the mill on an as needed basis.

20-16

▪
Stage 2: Tailings deposition will continue in the TMF northeast valley up to an elevation of 600 m. The TMF northeast valley can accommodate an additional 15.7 M-m3 tailings for roughly another two years.

▪
Stages 3-4: Tailings deposition will continue in the TMF after raising the dams by the upstream method until the end of mine life. The tailings will be deposited from the upstream dams to create a tailings pond that is contained against the natural topography at the southeast end of the TMF. Recirculation of tailings water back to the mill will be via a floating pump barge.

The sizing and the flow modelling for the tailings facility are based on the planned annual mill throughput averaged over 365 days per year. The accumulated water that has to be discharged to the environment from the tailings facility has been modelled for the 100 year dry, mean, and 100 year wet hydrological conditions. The accumulated flows are theoretically the amount of water that has to be discharged to the environment assuming that recirculation to the mill is possible each month. However, in winter, this may not be possible and some water may get tied up as ice. An alternate source is required from Long Lake. There is a wide range of accumulated flows. In the early years there is not enough water available in the northwest valley for recycling for the 100 year dry and mean climatic conditions. The 100 year wet return period will produce about 4.98 M-m3 per year to be discharged to the environment for the ultimate TMF configuration. For the mean hydrological conditions, in the ultimate layout, the accumulated flow is about 2.47 M-m3.

20.5.3	TMF Rehabilitation
For rehabilitation and closure planning and providing a cost estimate for closure, and in consideration of existing local site conditions and the pending completion of revegetation trials, it is assumed that concentrated revegetation “mosaics” or areas, located in relatively protected areas, will be the most effective revegetation approach. Mosaics of locally sourced overburden and/or organic soils will be placed over approximately 20% of the total area.

The TMF will occupy an area of about 763 ha at closure. The TMF will be partially covered with overburden and revegetated. To promote vegetative growth in the tailings area, a 0.45 m cover of overburden is proposed to be placed over the tailings prior to reseeding. The overburden will allow sufficient retention of moisture from precipitation to allow germination of seeds. Opportunities may be available to allow for progressive reclamation during the final few years of operation.

20-17

A small pond will remain along the southeast corner of the TMF. The TMF spillway will be lowered to allow passive discharge from this pond during an Inflow Design Flood (IDF) event.

20.6	Waste Stockpiles
Overburden and waste rock mined from the Rose Pit will be stockpiled at two separate locations. The two locations are designated as the Rose North and the Rose South stockpiles (See Figure 20.3). Overburden will be placed in the Rose North stockpile and waste rock will be placed in the Rose South stockpile. Both stockpiles have been designed for larger volumes of material that anticipated, accounting for potential variations in the deposited densities and potential increased tonnages of material. The maximum overburden stockpile elevation is 721 m (maximum height of 146 m). The maximum waste rock stockpile elevation is 760 m (a maximum height of about 200 m). This height is deemed adequate for the purpose of mine closure and rehabilitation.

20-18

Figure 20.3 : Proposed Locations of Waste and Overburden Stockpiles

20-19

The Rose North stockpile has an estimated storage capacity of 78.3 M-m3 (134.64 Mt) and the Rose South stockpile has an estimated storage capacity of 574.2 M-m3 (1,203.64 Mt) for the footprints shown on Figure 20.3.

The design parameters for the waste stockpiles are as follows:

Rose North Stockpile
▪	A bench height of 10 m;
▪	A catch bench width of 20 m for the first bench and 10 m thereafter;
▪	A bench face angle of 21.8 degrees for (2.5 H:1V) for the initial bench and 30 degrees (1.75 H:1V) thereafter;
▪
A run-off collection ditch will be constructed along the toe of each bench face (slope) to direct water to vertical drainage chutes evenly spaced along the entire perimeter of the stockpile. Sizing and spacing of the drainage ditches and chutes are based on run-off estimates and hydraulic requirements; and

▪	Run-off collection ditches at the toe will run along the perimeter of the stockpile to convey flow towards sedimentation ponds, prior to discharge to the environment.

Rose South Stockpile:
▪	A bench height of 20 m;
▪	A catch bench width of 20 m for the initial bench and 10 m thereafter;
▪	A bench face angle of 30 degrees (1.75 H:1V) for the initial bench and 38.7 degrees (1.25 H:1V) thereafter; and
▪	Run-off collection ditches will be constructed along the perimeter of the stockpile to convey flow towards sedimentation ponds, prior to discharge to the environment.

20.6.1	Overburden and Waste Rock Management
A key environmental design consideration is the geochemistry of the waste rock and overburden. There is a low potential for acid generation and metal leaching. The waste rock and overburden stockpiles are designed assuming no acid rock drainage or metal leaching. Therefore, the design does not take into account any mitigation measures related to acid generation or metal leaching. Further testing will be required for regulatory approval.

20-20

The waste rock and overburden stockpiles may tend to increase the Total Suspended Solid (TSS) loading on the environment. Therefore, the discharges from the stockpiles will be routed to a series of sedimentation ponds to reduce TSS concentrations to below regulatory criteria.

Nitrogen species concentrations (ammonia, nitrate (NO3), and nitrite (NO2)) are of concern for the waste rock stockpile, with exceedances expected from years 1 to 10 of operations during the March and April period prior to the spring freshet. The sedimentation pond for the Rose South stockpile provides adequate effluent attenuation during release of the spring freshet.

Construction of the perimeter collection ditches and drainage ditches and chutes on the slopes shall be ongoing during the stockpiling operation. It may be possible to develop the waste rock stockpile in stages as the open pit is developed.

20.6.2	Waste Stockpile Rehabilitation
Mosaics of locally sourced overburden and/or organic soils will be placed over approximately 20% of the total area of the Rose North and Rose South stockpiles. These topsoil mosaics will then be fertilized and vegetated. This method will concentrate the limited organic materials and overburden in areas relatively protected from wind and water scour near the toe of the stockpile where the underlying soils (waste rock) will not drain moisture away. These vegetation mosaics then shed organic materials, primarily in the prevailing wind direction, which will accumulate and provide sufficient base for the same vegetation to spread and cover additional area naturally. The individual slopes between the benches of the overburden stockpile (Rose North stockpile) are designed with a maximum slope of 30 degrees. With this gradient, planting of vegetation on the slope will be achievable, if necessary. The waste rock stockpile (Rose South stockpile) presents a different issue as the individual slopes, except the initial bench, are designed at 38.7 degrees (1.25 H:1V). Vegetation could only be planted on the benches and on the plateau of the stockpile. Since the stockpile is rockfill, imported overburden/topsoil from the Rose North stockpile may be needed to facilitate planting and growing of vegetation. It is assumed that 0.45 m of overburden/topsoil will be required to facilitate plant growth.

20-21

20.7	Site Geotechnical

The exploitation of ore at the Project will require significant development across the site including roads, rail lines, buildings, tailings dams, ponds, etc. These infrastructures require site development within five broad areas based on the following infrastructure groupings: crusher area, tailings impoundment, rail loop, process plant area, and access roads.

Ground surface elevations across the five areas of infrastructure development vary significantly. However, soils in this area typically consist of a relatively thin surficial layer of rootmat/peat/topsoil underlain by glacial till materials consisting of compact to very dense granular sand with gravel and occasional silt layers overlying bedrock. Glacial tills up to 50 m thick were encountered at this site. The glacial till included varying amounts of cobbles and boulders. The depth to bedrock in this area is highly variable. Groundwater levels in this area are generally close to the existing ground surface.

Within the Project area at the southern end of Long Lake, an esker was identified through the government mapping sources. This esker should be investigated and assessed during detailed engineering as a potential source for construction aggregate.

In general, foundations may be constructed upon the dense native soils and/or bedrock. Locally where loose sand and silt layers were encountered, such as the southern end of Long Lake, pile foundations may be required. In general, all foundations in this area will require 3.0 m of soil cover or equivalent for frost protection.

20.7.1	Crusher Area
The crusher area is located within the central portion of the project site and may be further subdivided into the following components: crusher, ROM stockpile, mine service building and employee facilities, explosive magazine storage building, mine fuel station, large vehicle parking area and mine parking area for small vehicles.

Based on the information provided, crusher foundations will be located on bedrock. The bedrock in the proposed crusher area is of good quality and capable of supporting the anticipated crushed loading. The remainder of the infrastructure including the explosive magazine storage

20-22

building, mine fuel station building, mine service building and employees facilities are suitable for the use of shallow foundations founded on native soil or bedrock. For all structures, the surficial organic materials will require removal prior to setting foundations or structural fills.

20.7.2	Tailings Impoundment
The tailings impoundment is located to the southeast of the process plant area in the eastern portion of the site and consists of the polishing pond and tailings pond and their associated dams and other structures.

The organic soils will be removed in the footprint of the proposed dams and control structures. The in situ granular soils will serve as a competent layer for constructing the dams upon.

20.7.3	Rail Loop
The rail loop area is located in the easternmost portion of the site and may be further subdivided into the following facilities: Kami rail loop dual-culvert, Kami rail loop, concrete reclaim transfer tower, concrete load-out silo and concentrate emergency stockpile.

The rail loop structures will be either founded on in situ native soils with shallow foundations and or piles. Foundation type will depend upon the structure details. Approach embankments for the rail crossings over streams/river crossings may be constructed with native granular sand materials or rockfill materials. Due to the high groundwater levels, construction of temporary cofferdams will likely be required for construction crossing structure foundations.

The proposed rail loop will cross some wetland areas. Removal of existing rootmat and/or peat soils will be necessary. The use of geosynthetics between the peat and the fill materials may be required. It is likely that regular maintenance of rail tracks due to consolidation settlement will be required in the wetland areas. Control of groundwater and surface water will be required during earthworks and excavation.

20-23

Bedrock excavation/blasting may be required in some locations. The use of wire meshing and/or rock bolting will be required to stabilize local instabilities in rock cut slopes. Fill embankments may be constructed with select native granular soils or rockfill materials.
Based on the soils encountered in the boreholes, both the concentrate reclaim transfer tower and the concentrate load-out silo can be supported on a shallow foundation system founded on intact bedrock. With a very thin soil cover over bedrock, the emergency stockpile can be constructed on in situ soils following removal of rootmat/topsoil.

20.7.4	Process Plant Area
The process plant area is located to the west of the access road area in the eastern portion of the site and may be further subdivided into the following infrastructure: crushed ore stockpile, process plant building and structures, fuel unloading and tank farm, and concentrator parking area for small vehicles.

The crushed ore stockpile will be approximately 25 m in height. All surficial deposits of organic soils will be removed from the proposed footprint of the stockpile. Furthermore, it is anticipated that the base of the reclaim tunnel located below the stockpile will be either founded on bedrock or very dense granular native sand overlying bedrock.

In the area of the process plant buildings, it is considered feasible for these infrastructures to be supported on shallow foundations founded on native granular sands or bedrock, or on piles.

In the area of the fuel unloading and tank farm, it is considered feasible to support these structures on shallow foundations founded on native dense granular soils.

In the concentrator parking area, surficial organic materials should be stripped in the parking area footprint.

20.7.5	Site Road Works
The site road works are located to the east of the crusher area in the eastern portion of the site and may be further subdivided into the following infrastructure: access road bridge structures and access roads.

Two main bridge structures are proposed along the access roads. Based on the soils encountered in the boreholes, the western bridge structure abutments will be founded either on piles or on shallow foundations founded on structural fill. The eastern bridge structure abutments should be founded on piles. Approach embankments for the bridge structure may be constructed with select native granular soils or rockfill materials.

20-24

The proposed site road will be constructed from the process plant area to the crusher area. Select native site materials or processed rock fill are suitable for use in the access road fill embankments.

20.8	Baseline Hydrogeology
A hydrogeological study was required to provide input to the geotechnical evaluation of the Project, to provide information on potential groundwater inflows and other hydrogeological concerns related to the Project and as a supporting document for the Environmental Assessment. The assessment included a review of the existing information related to the topography, geology and hydrogeology of the area, conclusions on how these may impact the Project, provides an overview of work that has been completed to date and included recommendations for future monitoring.

The focus of the groundwater investigations completed to date has been to develop a site-wide characterization of both the quality and quantity of the groundwater. The water levels, seasonal water level fluctuations, flow directions and patterns and the hydraulic properties of overburden and bedrock were all considered to help develop an understanding of how groundwater might interact with the Project, and how the Project might in turn interact with the natural hydrogeological-hydrologic cycle.

Understanding the groundwater characteristics of the Project was done through the collection and analysis of physical data (water levels, hydraulic conductivity, and water quality) and through the review of available information on the local hydrogeological environment. Investigation into specific groundwater characteristics focused on areas that will be developed during the Project including: main plant site, TMF, waste stockpiles, access road, rail line and power transmission lines, and the Rose Pit area. The geotechnical and groundwater programs were completed simultaneously with the groundwater program using the boreholes installed during the geotechnical program. The boreholes were logged to confirm the stratigraphy, geologic and geotechnical properties of the overburden and upper few meters of bedrock. Monitoring wells installed in select boreholes were designed to investigate the hydrogeological properties of overburden and bedrock, including water levels, water quality and hydraulic conductivity. Selected wells were instrumented with automated water level data loggers, which provide an indication of seasonal water level fluctuations.

20-25

The project area is a landscape comprised of hills and valleys that trend northeast-southwest to north-south across the site. Elevations range from 540 to 700 masl with local slope angles of 2% to 15%. The ground cover is primarily made up of coniferous vegetation with some isolated deciduous and alder growth covering areas of recent forest fires. The site is located in the Lake Plateau in the James region of the Shield Physiographic region. The dominant direction of overland drainage is north and east.

Across the site, it was found that groundwater flow directions closely follow topography, flowing from local recharge areas at topographic highs towards local topographic lows. On a regional scale, groundwater is recharged in the uplands (Churchill River Basin watershed divide) located to the south and west of the Project, and discharges into the major lakes and streams in the vicinity of the Project. Based on how closely groundwater depths correspond with topography, it is anticipated that local groundwater flow directions will also follow topography. Conceptually, the local groundwater flow directions can be expected to be from local upland areas towards local lowlands that host lakes, streams and wetlands. Groundwater contour maps suggest that the general flow of groundwater on the site is locally towards topographic lows and Long Lake from southwest to northeast across the site. In general, water levels are highest (flowing artesian above top of casing) in the Rose Pit area around the lake and in the vicinity of the Waldorf River Crossing and lakes near the east plant, tailings polishing pond, and Riordan Lake rail crossing, and deepest along watershed divides in the upland areas around the Rose Pit.

In general, the overburden was found to have hydraulic conductivities (K) ranging from 2.4 x 10-7 to 2.61 x 10-5 metres per second (m/s). Across the till-bedrock interface, hydraulic conductivities are ranging from 9.5 x 10-8 to 1.2 x 10-6 m/s.

20-26

In the open-pit area, a hydrogeological study was carried out to provide baseline information on potential groundwater inflows and other hydrogeological concerns. The water table depth is deepest (>5 meters below ground (mbg)) in areas of high elevation and close to grade (<1 mbg) or flowing above-ground surface at wells located in low lying areas. The groundwater flow directions and gradients in the local area of the Rose Pit vary due to topography and the presence of water bodies at differing elevations. In general, groundwater flow is expected to closely follow topography and flow towards a topographic low running southwest to northeast though the center of the pit area (Rose Lake). Hydraulic gradients of groundwater were found to range from very low (0.0001) to moderate (0.078). The hydraulic conductivities ranged from 10-7 to 10-6 m/s for the overburden and 10-8 to 10-6 m/s for the bedrock. Localized areas within bedrock boreholes were found to have hydraulic conductivities greater than 10-6 m/s. A preliminary estimate of groundwater seepage into the ultimate pit indicates an inflow of 4,472 m3/day (683 igpm) for overburden, and 6,187 m3/day (945 igpm) for the bedrock.

The groundwater chemistry across the site was characterised with samples collected from twenty-one wells. Samples were collected from the Rose Pit, main plant site and access road and railway areas; the TMF could not be sampled due to consistent frozen conditions. Samples were taken from eight wells screened in the overburden, four wells completed in bedrock (including three samples from open borehole exploration wells drilled by Alderon) and nine wells screened across the overburden/bedrock boundary.

The pre-construction groundwater chemistry of the site is generally characterised as a clear, moderately hard (mean hardness 71 mg/L), electrochemically neutral (mean pH 8.0, mean alkalinity 76.5 mg/L, mean Langelier calcite saturation index -0.6), calcium bicarbonate water of low total dissolved solids (mean TDS 98 mg/L). All analyzed parameters typically meet Guidelines for Canadian Drinking Water Quality (GCDWQ), Health Canada, 2012, with the occasional exceptions of iron (mean 492 µg/L), manganese (mean 310 µg/L) and turbidity (mean 660 NTU (attributed to method of sampling – bailing).

Groundwater recharge is locally variable based on topography, overburden thickness and permeability, bedrock permeability and seasonal thaw periods. Groundwater recharge and evapotranspiration would be expected to occur during the summer months of June through September; groundwater outflow to streams could occur during the remaining periods of the year (evident from declining water level hydrographs over winter 2011-12). In consideration of the low bedrock K compared to surficial K, the majority of base flow to local streams and lakes likely originates from the overburden. On a regional scale, groundwater recharge based on base flow analysis and modelling elsewhere is expected to be in the range of 10 to 15% or mean annual P (e.g., 12-17% in Nova Scotia, Kennedy et al, 2010, 15% in Atlantic Region, Brown, 1967). In consideration of the long frozen period, and concurrence of evaporation during recharge periods, the lower estimate seems appropriate (about 12% P). Based on water balance modelling, groundwater recharge in the project area was estimated to be 7% (dry year) to 12.1% (wet year, average 6.3% of total precipitation). Of this, about half would be expected to discharge to the surface water system as base flow and half as evapotranspiration.

20-27

20.9	Hydrologic Study
The hydrologic study for the Project was conducted to characterise baseline hydrologic conditions at the project site, to prepare the EIS, to develop a water management plan for the Project and to prepare a feasibility level design for water management infrastructures and associated facilities. The following components were completed to support the hydrologic study:

▪	Regional hydrological information review;
▪	Hydrological and water quality monitoring;
▪	Climate assessment;
▪	Water balance assessment;
▪	Hydrologic and hydraulic analysis; and
▪	Development of a project water management plan.

A baseline hydrologic report, EIS, water management plan report and a feasibility design report were prepared in support of the Kami Mine Project Development. The following sections briefly describe hydrology and water quality conditions at the project site, water supply requirements and water management plan for the project site.

20-28

20.9.1	Hydrology and Water Quality
Drainage across the project site is generally directed north and east through a series of wetlands, lakes and connecting streams that form part of the headwaters of the Churchill River watershed. The west side of the project site drains through the Pike Lake South and North watershed north to the Walsh River, which flows into Long Lake. The center and east side of the project site drains to Mills Lake, the Waldorf River and Long Lake. Long Lake is the largest lake in the project area and has a large upstream drainage area. Major project components such as the access road, power corridor and rail link extend to the east through the Jean Lake and Flora Lake watersheds and represent the only project components not located within the greater Long Lake watershed.

The project area environmental water balance was modelled on a monthly basis using the USGS Thornthwaite Monthly Water Balance Model and the results are presented in Table 20.5.

Table 20.5 : Water Balance Results under the 30-Year Climate Normal (Year 1982 to 2011) Conditions
Parameters	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Total
Precipitation (mm)	50.0	39.0	54.2	51.9	54.1	83.3	116.1	107.7	94.4	77.3	75.5	54.5	858.1
Evapotranspiration (mm)	2.3	3.2	3.7	8.5	20.0	74.7	89.7	67.5	35.1	8.0	3.1	2.8	318.5
Streamflow (mm)	7.5	3.7	1.9	1.0	81.3	95.3	87.8	78.3	77.9	61.1	29.2	14.6	539.6
Surface Runoff (mm)	6.7	3.4	1.7	0.9	73.1	85.7	79.0	70.4	70.1	54.9	26.3	13.1	485.2
Infiltration (mm)	41.0	32.5	48.8	42.5	-39.0	-77.1	-52.5	-30.2	-10.7	14.4	46.2	38.6	54.4
Recharge (mm)	20.5	16.3	24.4	21.2	-19.5	-38.6	-26.3	-15.1	-5.4	7.2	23.1	19.3	27.2
Baseflow (mm)	20.5	16.3	24.4	21.2	-19.5	-38.6	-26.3	-15.1	-5.4	7.2	23.1	19.3	27.2

Since the project site is situated within headwater areas of smaller watersheds, the streamflow estimations by the Thornthwaite Model with a total streamflow coefficient of 63% under 30-year climate normal conditions agreed with findings in previous studies and were chosen to estimate the mean annual total streamflow (surface runoff, interflow and groundwater discharge baseflow).

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The project site was divided into 25 watersheds and sub-watersheds delineated based on basin and stream order as well as the upstream catchment area at key project water crossing locations. Watershed surface area, perimeter and elevations were determined using GIS tools.

Monthly flows, peak flows and low flows at each watershed outlet were estimated using standard hydrologic analysis. Annual hydrology is characterised by major spring freshet and summer flows followed by later fall to winter low flow periods. The monthly flows at Long Lake outlet is presented in Table 20.6.

Table 20.6 : Monthly Maximum, Minimum, and Mean Daily Flows at the Outlet of Long Lake
Flow Characteristics	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Monthly Maximum Daily Flow, in m3/sec	12.5	12.3	10.2	25.1	85.5	51.9	30.2	24.0	14.1	19.8	26.9	19.0
Monthly Minimum Daily Flow, in m3/sec	10.1	8.5	8.0	7.2	35.3	26.8	18.5	11.7	9.1	7.3	12.3	10.7
Monthly Mean Daily Flow, in m3/sec	11.1	10.2	9.0	11.5	63.8	35.8	24.1	17.7	11.0	12.5	17.9	14.9

A seasonal baseline water quality investigation was conducted in 2011 and 2012. Five stream and two lake monitoring stations were established in early October, 2011 to routinely monitor seasonal baseline water quality at representative water bodies throughout the project area. In situ water quality measurements were taken at each monitoring station using a YSI multi-parameter probe. Routine seasonal grab samples of surface water quality at each of the seven monitoring stations were collected and submitted for laboratory analysis during each field visit in October 2011, March 2012, and July 2012, respectively.

The monitoring results indicated that baseline water quality is slightly alkaline, non-scale forming and soft to moderately hard water with limited buffering capacity. Nutrients and metal concentrations are generally of good water quality and below regulatory “baseline” guidelines with several specific individual metal exceedances.

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20.9.2	Water Supply
The primary project consumptive water demand is process water retained in the deposited tailings as pore water. TMF runoff should be harvested to offset raw water taking process demands from Long Lake. The maximum estimated water taking rate from Long Lake, under climate normal conditions that would occur during the TMF starter phase during operational years 1 to 3, is 532 m3/h and is subdivided into 462 m3/h for raw water process make up, 30 m3/h for sanitary demand and approximately 40 m3/h net water deficit from TMF runoff harvesting. This water taking rate accounts for >0.9% of the flow that discharges from Long Lake. Under later project phases when the TMF area increases, the TMF is expected to operate in a surplus condition. In that runoff, harvesting will offset tailings pore water retention and evaporative consumptive loses and the TMF will produce an effluent. The study estimated TMF water balances under a range of climate conditions from the 1 :100 year wet to 1 :100 year dry condition and over TMF size phases.

20.9.3	Water Management
The primary goal of the water management plan is to develop water management systems and associated facilities that enable economical mine development, reduce mine operational risk, and minimize environmental impacts. The specific objectives of the Kami water management plan include the following:

▪	Minimize impacts on receiving streams and lakes;
▪	Minimize the consumptive use of freshwater and minimize water takings from water bodies;
▪	Minimize the water inventory at the site;
▪	Minimize costs of construction, operation and maintenance of water management systems; and
▪	Provide water management related progressive mine site reclamation and closure.

The following sections discuss the water management plan infrastructure and associated facilities.

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Perimeter Ditches, Diversion Works, Dewatering and Water Crossings
Perimeter ditches will be provided to collect and convey runoff from waste rock disposal areas to sediment ponds before discharging to the receiving water bodies. Perimeter diversion ditches will be provided to collect and convey the external surface runoff around the Rose Pit to receiving water bodies. Diversion and perimeter ditches will be designed to convey 1:100 year peak flows with a minimum freeboard 0.5 m. A diversion dam and pipe will be provided to store the runoff from headwater areas upstream of the Rose Pit during 1:100 year storm event and divert to the downstream watercourse. Runoff from the Rose Pit, as well as groundwater seepage will be pumped into a dewatering sedimentation pond before discharging to the receiving water bodies. The recommended Rose Pit dewatering capacity is based on the 1:10 year, 24-hour storm event plus groundwater seepage. Access road and rail link water crossings conveyance infrastructure was sized in keeping with QNS&L and AREMA water crossing design criteria.

Sedimentation Ponds
Runoff from all the disturbed areas will be diverted to sediment ponds to provide the required water quality treatment. The sediment ponds will be designed to control 1:100 year storm event and to provide water quality treatment by removing particle size greater than 5 µm during 1:10 year storm event. An emergency spillway will be provided to convey storm events larger than 1:100 year. The sediment ponds contained by dams as defined by Canadian Dam Association (CDA) shall be designed to handle the required design flood events and safety criteria specified in the CDA Dam Safety Guidelines.

Water Quality Considerations
Review of baseline water quality and expected project effluent and runoff quality yielded that the following water quality concerns be addressed at each major project component area:

▪	Sedimentation;
▪	Acid Rock Drainage (ARD) and Metal Leaching (ML);
▪	Ammonia contamination from entrainment of explosive material residuals; and
▪	Red water effluent discoloration due to the suspension of very fine iron oxide particles.

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The open-pit mine and waste rock disposal areas are not expected to generate any adverse environmental effects associated with ARD/ML and red water. Therefore, water quality treatment for ARD/ML is not expected.

The nitrogen species assessment for Rose Pit indicates that nitrogen species release to mine dewater peaks in operational Year 2 to Year 4. An ammonia (nitrogen species) treatment facility will be located at the outlet of the proposed sedimentation pond for the Rose Pit. The ammonia (nitrogen species) treatment facility is proposed to have the capacity to treat 1000 m3/hr discharge from the sedimentation pond.

Nitrogen assessment for waste rock disposal areas indicate ammonia concentrations are expected to be below regulatory criteria, however the concentrations of both nitrate and nitrite are expected to exceed regulatory criteria. The following mitigation measures will be implemented to bring effluent concentration level below NL Reg. 65/03 Schedule A:

▪	Sedimentation ponds will be sized to provide longer residence time for nitrogen species and effluent attenuation.
▪	Runoff during March to April period will be held in the sedimentation ponds and assimilated by spring freshet before release to the receiving water bodies.

Surplus water that accumulates in TMF tailings pond will be pumped to the polishing pond/red water treatment facility prior to its release to Long Lake. Sedimentation and red water treatment are the specific water quality considerations for TMF effluent. The polishing pond/red water treatment facility will provide required water quality treatment to meet end of pipe water quality as per the Metal Mining Effluent Regulations (MMER) and mitigate against the potential for red water release to the receiving water environment. The pumping rates from TMF tailings pond to polishing pond/red water treatment facility will be 128 m3/hr during startup conditions (1 to 3 years) and 740 m3/hr during final conditions (4 to 30 years). TMF discharge will be managed such that under climate normal conditions discharge occurs approximately eight months/year and during warmer months. Under wet year and large storm event conditions, effluent will be discharged for longer periods up to continuously. A diffuser has been conceptually designed to provide required mixing for the effluent discharge to Long Lake from

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the polishing pond/red water treatment facility and sanitary effluent to minimize the mixing zone extent.

20.10	Rehabilitation and Closure Planning
This Study has been undertaken to specifically address the requirements outlined under the Newfoundland and Labrador Mining Act for the Rehabilitation and Closure Plan submission for the Kami mine and rail line portion of the Project only. There is currently no intention to close or rehabilitate the proposed Pointe-Noire Terminal facilities, given the clear value and utility of this infrastructure for future port operations and its likely adaptability to other existing or future users. It is therefore planned that, upon conclusion of Alderon operations, this infrastructure will be transferred to another owner and operator.

The feasibility level study is presented in the form of a Rehabilitation and Closure Plan. The scope of the plan is primarily defined by the guidelines for the preparation of a Rehabilitation and Closure Plan for submission provided by the Department of Natural Resources of Newfoundland and Labrador. These guidelines are based on the standards and requirements outlined by the Mining Act of the Province.

Another objective of this Study is to provide Alderon with a capital cost estimate for implementing the proposed feasibility level Rehabilitation and Closure Plan.

20.10.1	Rehabilitation Planning
Regulation, Design and Implementation
For mining projects, a Rehabilitation and Closure Plan is a requirement under the Newfoundland and Labrador Mining Act (Chapter M-15.1, Sections 8, 9 and 10), that defines it as a plan which describes the process of rehabilitation of a project at any stage of the project up to and including closure. Rehabilitation is defined as measures taken to restore a property as close as is reasonably possible to its former use or condition or to an alternate use or condition that is considered appropriate and acceptable by the Department of Natural Resources.

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There are three key stages of rehabilitation activity that occur over the life of a mine:

1.	Progressive rehabilitation;
2.	Closure rehabilitation; and
3.	Post-closure monitoring and treatment.

Progressive rehabilitation involves rehabilitation that is completed, where possible or practical, throughout the mine operation stage and prior to closure. This will include activities that contribute to the rehabilitation effort that would otherwise necessarily be carried out upon cessation of mining operations (closure rehabilitation). In some cases, a crossover between “progressive rehabilitation” activities and operational activities may exist.

Closure rehabilitation involves measures undertaken after mining operations, in order to restore or reclaim the project as close as reasonably possible to its pre-mining condition. This will include demolition and removal of site infrastructure, revegetation, and any other activities required to achieve the requirements and goals detailed in the Rehabilitation and Closure Plan.

Upon completion of the closure rehabilitation activities, a period of “post-closure monitoring” is then required to ensure that the rehabilitation activities have been successful in achieving the prescribed goals. Once it can be demonstrated that practical rehabilitation of the site has been successful, the site will be closed-out or released by the Department of Natural Resources, and the land relinquished to the Crown.

Rehabilitation and Closure Plan Submission and Review
A formal Rehabilitation and Closure Plan is required to obtain approval for project development under the Mining Act. This plan is required to be submitted concurrent with or immediately following the submission of the project development plan and provides the basis for the establishment of the Financial Assurance for the Project. The Mining Act requirements will only be reviewed by the Department of Natural Resources following release of the Project from Environmental Assessment and the review and approval process can typically take six months to one year.

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The Rehabilitation and Closure Plan is directly linked to mine development and operation over the life of a mine and therefore must be considered a “living” document. It is common practice in the industry to review and revise the Rehabilitation and Closure Plan throughout the development and operational stages of a project. The process of reviewing and updating the plan commonly occurs on a five year cycle after the start of operations; however the review cycle is typically established on a site by site basis.

The final review of the Rehabilitation and Closure Plan generally occurs once the mine closure schedule is known (typically 12 months or more before end of mining). This final review forms a “Closure Plan” which defines in detail the actions necessary to achieve the Rehabilitation and Closure objectives and requirements. This Plan utilizes the actual site conditions and knowledge of the operation of the site and can therefore provide specific reference to activities and goals.

20.10.2	Proposed Approach to Rehabilitation and Closure
The approach to rehabilitation will involve advanced progressive and closure rehabilitation techniques through integrated development, operational and closure technology and design.

Ongoing and future project planning and design activities will include the proactive consideration of future closure issues and requirements. The site design will follow the concept of “designing for closure” for all site structures. Steps to promote the overall rehabilitation process will include the following:

▪	Terrain, soil and vegetation disturbances will be limited to that which is absolutely necessary to complete the work within the defined project boundaries;
▪	Wherever possible, organic soils, mineral soils, glacial till, and excavated rock will be stockpiled separately and protected for future rehabilitation work;
▪	Surface disturbances will be stabilized to limit erosion and promote natural revegetation;
▪	Natural revegetation of surface disturbances will be encouraged; and
▪
Alderon will incorporate environmental measures in contract documents. As such, contract documents will reflect the conditions specified for the construction and operation of the Project. Contractors will be bound contractually to comply with the environmental protection standards set by Alderon and be compliant with applicable federal and provincial regulatory requirements.

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An environmental monitoring program will be conducted as part of the mine development and this data will be utilized to evaluate the progressive rehabilitation program on an ongoing basis. The Project will be planned and designed to minimize the disturbed area of the site, where possible, and to avoid or reduce environmental effects.

20.10.3	Progressive Rehabilitation
Once the mine advances from the development stage to the operational stage, progressive rehabilitation activities can commence. Progressive rehabilitation opportunities for the site during the operational stage may include:

▪	Dredging and removal of polishing pond sludge to the tailings impoundment area of the TMF;
▪	Rehabilitation of construction related buildings and lay down areas;
▪	Grading and revegetation of tailings (downstream slopes of embankments);
▪	Stabilization and concentrated revegetation of waste rock and overburden stockpile areas;
▪	Development and implementation of an integrated Waste Management Plan;
▪	Installing barricades and signage around sections of the open pit, where required; and
▪	Completing revegetation studies and trials.

20.10.4	Closure Rehabilitation
Closure rehabilitation activities will be carried out on the mine site with the general approach as previously noted. As required in the Mining Act and associated guidelines, the rehabilitation activities are based on the completion of these activities by Alderon and its contractors. Whereas, the closure cost estimates provided in this Report are based on the owner default scenario. In this case, the costing is based on others having to carry out and manage this work and, as outlined in the Mining Act, credit for salvageable materials and equipment is not accounted for; even though these options will be pursued assuming Alderon completes the closure activities.

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The final review and update of the Plan, typically conducted one year prior to the cessation of operations, will provide the detailed closure rehabilitation design and procedures to fully reclaim the mine site. This Plan will be developed to a contract-ready stage and will include Contract Documents and Drawings, as well as a detailed cost estimate for the work (±15%).

Closure rehabilitation activities planned for the Project, based on the information available at the time of writing will generally include:

▪	Removal of hazardous chemicals, reagents and other such materials for resale or disposal at an approved facility;
▪
Equipment will be disconnected, drained and cleaned, disassembled and sold for reuse or to a licenced scrap dealer. This includes tanks, mechanical equipment, electrical switchgear, pipes, pumps, vehicles, equipment and office furniture;

▪	Any equipment deemed potentially hazardous will be removed from the site and disposed of in accordance with appropriate regulations;
▪	Dismantling and removal/disposal of all buildings and surface infrastructure including the rail line;
▪
Materials with salvage value will be removed and sold. Note that this expected salvage value will not be used to reduce the decommissioning cost estimate in the formal project Rehabilitation and Closure Plan. Demolition debris with no marketable value will be disposed of in a manner consistent with the disposal of other building demolition waste;

▪	Demolishing all concrete foundations to 0.3 m below surface grade, at a minimum, and burial in place if possible or disposal in an appropriate off-site landfill;
▪	Permanent sealing of the subsurface portion of the gyratory crusher building through the placement of a reinforced concrete slab and waste rock backfill to surface;
▪	Permanent sealing of the crushed ore conveyor tunnel through infilling with waste rock;
▪	Removal and rehabilitation of fuel storage and dispensing facilities;
▪
Assessing soil and groundwater conditions in areas that warrant assessment (such as fuel dispensing facilities, chemical storage buildings, ore storage areas, effluent treatment ponds, rail line) and implementing remedial measures where necessary;

▪	Stabilization and concentrated revegetation of remaining waste rock and overburden stockpile areas;

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▪	Installation of barricades and signage around any remaining open pit in areas, as required;
▪
The tailings pile will be left in place, with progressive revegetation, and following the effluent treatment transition period, will eventually be completely graded and vegetated. The polishing pond and associated decant structures and TMF discharge water treatment facility will be removed and the area regraded and stabilized against erosion;

▪	Following water quality testing, breaching of sedimentation ponds to allow drainage to surrounding vegetated areas for natural filtration;
▪	Decommissioning of dewatering wells/groundwater monitoring wells;
▪	Re-establishment of general site drainage patterns as near as practical to natural, pre-development conditions;
▪
Grading and/or scarification of disturbed areas to promote natural revegetation, or the placement and grading of overburden for revegetation in areas where natural revegetation is not sufficiently rapid to control erosion and sedimentation; and

▪
Any additional or special rehabilitation requirements associated with the site such as removal of culverts and power lines, and infilling of any drainage or diversion ditches which are no longer required.

20.10.5	Post-Closure Monitoring and Treatment
The post-closure monitoring program will continue for an anticipated period of five years after final closure activities are completed or earlier, should Alderon and the appropriate regulatory bodies be satisfied that all physical and chemical characteristics are acceptable and stable. When the site is considered physically and chemically stable, the land will be relinquished to the Crown.

The development of a detailed post-closure monitoring program is not practical until project design and actual development and operations are sufficiently advanced. The post-closure monitoring program will follow directly from the operating monitoring program to ensure continuity of data sources and provide historical data for monitoring sites. It is expected that post-closure monitoring will be conducted on a less regular basis (time and number of sites) as site activities cease and the monitoring requirements will eventually be reduced and then eliminated over time. A general indication of some of the potential components of the anticipated monitoring and reporting program is provided below:

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▪	Final discharged effluent from the TMF will be treated for the required treatment period, and water levels will be monitored.
▪	A review of rehabilitation and revegetation efforts to identify erosion concerns and evaluate the sustainability and success of the vegetation programs will be monitored.
▪	Water level, slope, safe slope access, and fill stability will be monitored to ensure that all aspects of the open-pit rehabilitation are stable.
▪	Slopes and surface drainage features related to the waste rock and overburden stockpiles will be examined for evidence of sloughing, excessive erosion, and siltation.
▪	The long-term care and maintenance program developed for the TMF dam structure will form part of the post-closure monitoring plan.
▪
Drainage patterns, slope and embankment stability, soil surface stability, and revegetated areas across the mine site will be monitored to ensure that all rehabilitation work is performing as designed.

▪	Sampling and analysis will be conducted for surface water quality at the location of the outlets established.
▪
In accordance with the requirements of the Mining Act, reports will be submitted on an annual basis to the Department of Natural Resources, Mineral Development Division. The reports will define the work to be carried out in the next period, the rehabilitation and closure work that was completed in the past period and the results of monitoring.

20.10.6	Cost Estimate for Closure
Stantec’s cost estimate to complete the Kami Iron Ore Mine Rehabilitation and Closure program is based on the level of detail available for the Project at the time of writing.

For the purpose of the Report, the term “Cost Estimate” is used to indicate Stantec’s “opinion of probable cost”. It is recognized that neither the Client nor Stantec has control over the costs of labor, equipment or materials, or over the contractor’s methods of determining prices or time. The opinions of probable costs or project duration are based on Stantec’s reasonable judgment and experience and do not constitute a warranty, express or implied, that the contractors’ bids, project schedules, or the negotiated price of the work or schedule will not vary from the Client’s budget or schedule or from any opinion of probable cost or project schedule prepared by Stantec. The actual final cost of the Rehabilitation and Closure program will be determined through the bidding and construction process.

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The cost estimates presented in the component report have been developed from information that is between the Conceptual and Development Level of detail, and therefore, a contingency of 30% has been applied to the subtotal (not including engineering and project management estimated costs). All extraction of quantities and detail of the structures are limited by the level of detail available in the information provided at the time of writing of the Report.

Financial Assurance
As per the Mining Act, a lessee shall provide financial assurance as part of a Rehabilitation and Closure Plan. The financial assurance is based on the cost estimate for closure presented in the Rehabilitation and Closure Plan. Financial assurance of the Project may be proportioned and deferred to later years considering the stages of development and the associated rehabilitation and closure requirements. The financial assurance shall be in a form acceptable to the Minister including: a) cash; b) a letter of credit from a bank named in Schedule I of the Bank Act (Canada); c) a bond; d) an annual contribution to a financial assurance fund established for the Project; or e) another form of security acceptable to the Minister.

20.11	Community Relations

20.11.1	Aboriginal Consultation

20.11.1.1	Approach to Engagement
Alderon recognises the importance of building relationships based on mutual trust and respect with aboriginal groups who may be affected by the Project and is committed to working constructively and collaboratively with those groups over the life of the Project in order to achieve mutually beneficial outcomes. In order to ensure that its engagement efforts are consistent with legal and regulatory requirements and that potentially affected aboriginal groups are appropriately engaged, Alderon has developed an Aboriginal Relations Policy, which is based on the following principles:

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▪	Respect for the legal and constitutional rights of aboriginal peoples;
▪	Respect for the unique history, diverse culture, values and beliefs of aboriginal peoples and their historic attachment to the land;
▪	Recognition of the need to pursue meaningful engagement with aboriginal groups;
▪	Recognition of the importance of collaboration with aboriginal groups to identify and respond to issues and concerns.

The Aboriginal Relations Policy is being implemented through the Aboriginal Engagement Strategy and Action Plan. The action plan describes a range of engagement activities, actions and initiatives which will assist Alderon in identifying, understanding and addressing any potential effects of the Kami Project on aboriginal communities and groups and their current land and resource use for traditional purposes.

20.11.1.2	Identification of Aboriginal Groups, Communities and Organizations
Alderon’s Aboriginal Relations Policy requires engagement with those aboriginal groups who have treaty rights or recognised or asserted aboriginal rights or aboriginal title and who may be affected by the Project. Alderon has canvassed and reviewed all publicly available information including information directly provided by aboriginal groups or organizations to Alderon, in order to gain a general understanding of the nature of known aboriginal Interests in the project area and to identify the aboriginal groups, communities and organizations, which will be engaged by Alderon. Based upon this review, Alderon has identified five aboriginal groups, communities or organizations which may be affected by the Kami Project:

▪	Innu Nation (representing the Innu of Labrador);
▪	NunatuKavut Community Council;
▪	Innu Nation of Uashat mak Mani-Utenam;
▪	Innu Nation of Matimekush-Lac John;
▪	Naskapi Nation of Kawawachikamach.

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20.11.1.3	Engagement Activities
Alderon’s engagement efforts with each of these aboriginal groups commenced prior to project registration and are ongoing. Major engagement activities include the following:

Information Sharing Initiatives – Alderon has provided and will continue to provide each group with a wide range of project-related information, including the project registration, corporate policies, explanatory brochures and permit applications (translated as appropriate). Alderon has offered and will continue to offer to meet with leadership and community members to provide project updates, discuss Project information and to explain the environmental assessment process. Such meetings will take place in the language and manner to be determined in discussion with the particular aboriginal group.

Community Engagement Initiatives – Alderon has made and will continue to make offers to meet with aboriginal leadership to identify appropriate engagement methods and activities. Alderon has held or offered to hold community meetings to identify and respond to issues and concerns with respect to the Project. Alderon has also made offers to conclude formal consultation arrangements, supported by capacity funding, and has provided financial and other support for community initiatives.

Traditional Land and Resource Use Studies – Alderon has offered to provide funding and technical resources to conduct traditional land and resource use studies and to collect traditional knowledge to augment Alderon’s understanding of project effects upon traditional activities. One group has accepted this offer and the resulting report has been incorporated into the Environmental Impact Statement and has been taken into account in project planning and design. Alderon has also offered to meet directly with aboriginal elders and to engage directly with particularly affected members of aboriginal groups such as families with traditional trap lines in the project footprint.

Avoidance or Mitigation Initiatives – Alderon has expressed its willingness to each group to discuss, where and as appropriate, mitigation and avoidance measures to address potential adverse effects upon current use of land and resources for traditional purposes. Alderon has offered to conclude benefits agreements with those aboriginal groups whose asserted traditional territory overlaps the project area. Alderon is currently engaged in the negotiation of a benefits agreement with one group and has provided draft agreements to two other groups for review and comment.

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It is Alderon’s objective to continue to pursue positive and constructive relationships with each of the named aboriginal groups and therefore Alderon will conduct engagement activities throughout the life of the Project until closure and decommissioning.

20.11.2	Community Consultation

20.11.2.1	Approach to Public Consultation
Alderon is committed to operating within a sustainable development framework. This means integrating economic, environmental, and social considerations in the decision-making processes relating to the Project. A key principle of sustainable development is to consult with stakeholders (members of the public, communities, associations and government regulators) who may have an interest in or be affected by the Project in order to build and maintain positive, long-term and mutually beneficial relationships. Alderon has adopted a ‘Life of Project’ approach to public consultation and developed a framework in Alderon’s Project Consultation Plan, which has been included in Alderon’s EIS. This approach involves engaging stakeholders (members of the public, communities, associations and government regulators) who may be affected by the Project during the construction and operations phases.

The principles guiding the Public Consultation Plan are set out in Alderon’s Communities Relations Policy:

▪	Engage stakeholders through meaningful, transparent and respectful communication and consultation;
▪	Value, acknowledge, and give consideration to the cultural diversity, unique traditions and the needs and aspirations of local people, communities, and other stakeholders;
▪	Develop relationships with local community leaders and provide timely responses to their communications;

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▪	Understand, acknowledge and respond to the concerns of local people, communities, and other stakeholders; and
▪	Provide project information and updates on a regular basis.

Alderon has engaged four communities directly affected by the Kami Project: Wabush, Labrador City, Fermont, and Sept-Îles. A list of key community groups and stakeholders are noted below.

Key Community Groups
▪	Residents of communities in close proximity to the Project - Labrador City, Wabush, Fermont and Sept-Îles;
▪	Municipal governing bodies;
▪	Local businesses;
▪	Potential municipal, private, and academic partners;
▪	Non-Governmental Organizations (NGOs) and other community groups and associations;
▪	Self-identified stakeholders (e.g., participants at consultation activities);
▪	Relevant regulatory agencies; and
▪	Print, broadcast and news media outlets.

Stakeholders
Alderon has developed a preliminary stakeholder list (Table 20.7) belonging to the aforementioned community groups and other group stakeholders. It is expected that the list will be dynamic and will be modified and expanded throughout the life of the Kami Project.

Table 20.7 : Peliminary Stakeholder List
Category	Sub-Category	Stakeholder Group
Government	Newfoundland and Labrador (NL) Government
▪Executive Council
▪Department of Advanced Education and Skills (DAES)
▪Department of Environment and Conservation (DOEC)
▪Department of Finances (DOF)
▪Department of Health and Community Services (DHCS)
▪Department of Innovation, Business and Rural Development (DIBRD)
▪Department of Justice (DOJ)
▪Department of Municipal Affairs (DOMA)
▪Department of Natural Resources (DNR)
▪Department of Tourism, Culture and Recreation (DTCR)
▪Department of Transportation and Works
▪Intergovernmental and Aboriginal Affairs (IGAA)
▪Provincial Archaeology Office
▪Service NL
▪Women's Policy Office

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Category	Sub-Category	Stakeholder Group
Federal Government
▪Aboriginal Affairs and Northern Development Canada (AANDC)
▪Atlantic Canada Opportunities Agency (ACOA)
▪Canadian Environmental Assessment Agency (CEA Agency)
▪Canadian Transportation Agency (CTA)
▪Environment Canada (EC)
▪Fisheries and Oceans Canada (DFO)
▪Major Project Management Office (MPMO)
▪Privy Council Office
▪Transport Canada
▪Port of Sept-Îles

	Québec Government	▪Ministère du Développement durable, de l'Environnement, de la Faune et des Parcs (MDDEFP) ▪Ministère des Ressources naturelles et de la Faune (MDRNF) ▪Secrétariat aux affaires autochtones (SAAA)
Municipal	NL Municipal	▪Town of Wabush ▪Town of Labrador City
	Québec Municipal	▪Town of Fermont ▪City of Sept-Îles
Community Groups	Environment	▪Conseil régional de l'environnement de la Côte-Nord ▪Corporation de protection de l'environnement de Sept-Îles ▪Le Mouvement citoyen de Fermont
Economic Development
▪CLD Caniapiscau
▪Conseil de développement économique d’Uashat mak Mani-Utenam
▪Hyron Regional Economic Development Board
▪Innu Business Development Centre
▪Labrador West Chamber of Commerce
▪Labrador West Employment Corporation
▪Destination Labrador
▪Newfoundland and Labrador Organization of Women Entrepreneurs (NLOWE)
▪Town of Labrador City Economic Development Department
▪Women in Resource Development Corporation

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Category	Sub-Category	Stakeholder Group
Outfitters and Recreation	▪Cabin Owners ▪Newfoundland and Labrador Outfitters Association ▪White Wolf Snowmobile Club
Education, Social Services, and Health
▪College of the North Atlantic
▪CSSS de L'Hématite
▪Labrador Grenfell Health
▪Labrador Institute Memorial University, Labrador West Campus
▪Labrador West Status of Women
▪Labrador West Aboriginal Friendship Association
▪Labrador School Board
▪Newfoundland and Labrador Housing Corporation
▪Provincial Advisory Council on the Status of Women
▪Royal Newfoundland Constabulary

20.11.2.2	Consultation Activities
Alderon has and will continue to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Project and afforded an opportunity to express any concerns. Information will be disseminated through digital and print media, including Alderon’s website, email, newspaper advertisements and newsletters and public information sessions. Consultation will take place through the following major engagement activities:

Participation on Multi-Stakeholder Committees – Alderon is involved in the Labrador West Regional Task Force and the Labrador West Community Advisory Panel (CAP). The Task Force is a social development group comprised of local mining companies, municipalities and governments. It was established in February 2012 and meets approximately four times a year. The group identifies ways in which multiple stakeholders may collaborate to manage impacts upon the communities of Labrador City, Wabush and Fermont arising from the rapid growth of the local mining industry. Participants are decision-making representatives of the respective stakeholder groups.

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The CAP is a community-led social development group comprised of mining companies, municipalities, the Newfoundland and Labrador Government, Innu Nation, local interest groups, education institutions, an environmentalist, and organizations involved in healthcare, social services and community well-being. CAP meets four times each year and provides a consultative forum for Labrador West stakeholders to identify issues and opportunities for sustainable development. Issues discussed by CAP include affordable housing, childcare, health care services, recruitment and retention (non-mining), and community infrastructure. CAP works in conjunction with the Labrador West Task Force by providing information about the issues and opportunities identified by the Panel.

Council and Staff Information Briefings - Alderon has provided appropriate briefings to the Town Councils of Labrador City, Wabush, Fermont and Sept-Îles to ensure that these municipalities are informed of the project’s progress. Alderon will continue to provide regular briefings and will meet with Town Councils on request, in order to discuss issues of concern.

Stakeholder Consultation Events - Alderon has engaged and will continue to engage community stakeholders on the Project by holding regular public information sessions in potentially affected communities to present project-related information and discuss and respond to community issues and concerns. Public information sessions were held in Labrador City, Wabush, Fermont and Sept-Îles in March, May and October 2012 in an open-house format to allow participants to access information and communicate concerns. Alderon will continue to document and respond to concerns and issues raised during these events.

Consultation with Educational and Training Institutions - Alderon has participated in and will continue to participate in focus groups conducted by educational and training institutions such as the College of the North Atlantic and Memorial University, in order to communicate Alderon’s expected human resource requirements during the project’s construction and operation periods. Alderon participated in a review of the Mining Technician Program at the invitation of the College of the North Atlantic in June 2012.

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Information Briefings with Regulators - Alderon has engaged and will continue to engage relevant provincial and federal government regulators through information briefings about the Kami Project as required. Briefings will include project updates and will address issues that are relevant to specific departments.

Media Relations - Alderon has engaged and will continue to engage the media as the Project unfolds. Newspaper, radio and cable television advertisements will be used to announce upcoming public consultation events and disseminate important information about the Project to the public. As required, designated Alderon spokespersons will participate in media interviews to provide information about the Project and address issues and concerns.

Participation in Follow-up and Monitoring Committees - Alderon will participate in project follow-up and monitoring activities including the establishment of committees, as appropriate, with the communities potentially affected by the Project, including Labrador City, Wabush, Fermont and Sept-Îles.

20-49

21. CAPITAL AND OPERATING COSTS
The Kami Iron Ore Project scope covered in this Study is based on the construction of a greenfield facility having a nominal annual production capacity of 8 Mt of concentrate. The Capital and Operating Cost Estimates related to the mine, concentrator and Kami site infrastructure have been developed by BBA. Costs related to the Kami rail line and the Closure Plan have been developed by Stantec. Costs related to the Pointe-Noire Terminal have been provided by Stantec and Ausenco. Stantec and Golder provided quantities and Material Take-Offs (MTO’s) for the Tailings Management Facility (TMF) and water management plan to BBA and BBA developed the Capital Cost Estimate for this area. BBA consolidated cost information from all sources. Table 21.1 presents a summary of total estimated initial capital cost for the Project.

Table 21.1 : Total Estimated Initial Capital Costs (M$)
Estimated Initial Capital Costs
Mining (Pre-Stripping)	$52.7
Concentrator and Kami Site Infrastructure	$953.6
Kami Site Rail Line	$80.7
Pointe-Noire Terminal	$185.9
TOTAL	$1,272.9

The total initial capital cost, including Indirect Costs and contingency was estimated to be $1,272.9M. This Capital Cost Estimate is expressed in constant Q4-2012 Canadian Dollars, with an exchange rate at par with the US Dollar. This preceding estimate table does not include the following items:

▪	Mining equipment and railcars with an estimated value of $176.9M, which will be leased. As such, annual lease payments over the life of the lease are included in operating costs;
▪	Rehabilitation and closure costs required to be disbursed prior to production startup which were estimated by Stantec to be $48.1M;
▪
Sustaining capital (capital expenses incurred from Year 1 of production to the end of mine life), estimated at $642.4M, which includes items such as mine equipment fleet additions and replacements, facilities additions and improvements and costs related to phasing of TMF and tailings pumping.

21-1

Table 21.2 presents a summary of total estimated average, Life-of-Mine (LOM) operating costs presented in Canadian Dollars/t of dry concentrate produced.

Table 21.2 : Total Estimated Average LOM Operating Cost ($/t Dry Concentrate)
Estimated Average LOM Operating Costs
Mining	$17.11
Concentrator	$6.51
General Kami Site	$0.34
General Administration	$1.50
Environmental and Tailings Management	$0.52
Rail Transportation	$13.33
Port Facilities	$2.86
TOTAL	$42.17

The total estimated operating costs are $42.17/t of dry concentrate produced. Operating costs include the estimated cost of leased equipment (equipment cost plus interest) over the life of the lease.

Royalties and working capital are not included in the Operating Cost Estimate presented but are treated separately in the Financial Analysis presented in Section 22 of this Report.

21.1 Basis of Estimate and Assumptions
The Capital Cost Estimate pertaining to the mine site, the processing areas and the Kami site infrastructure, including TMF area, within the BBA scope, was performed by a professional estimator in BBA’s estimation team. Capital costs for the Kami rail line and costs related to site rehabilitation and closure were developed by Stantec. Capital costs for the Pointe-Noire Terminal were developed by Ausenco and Stantec.

21-2

21.1.1	Type and Class of Estimate
The Cost Estimate Classification System as defined by BBA, maps the phases and stages of asset cost estimating following these guidelines:

▪	Provides a common basis of the concepts involved with classifying project cost estimates, regardless of the type of facility, process or industry the estimates relate to;
▪	Fully defines and correlates the major characteristics used in classifying cost estimates so that companies may unambiguously determine how their practices compare to the guidelines;
▪	Uses a measured degree of project definition and degree of engineering completion as the primary characteristic to categorize estimate classes and;
▪	Reflects generally accepted practices in the cost engineering profession.

The Capital Cost Estimate pertaining to this Feasibility Study is meant to form the basis for overall project budget authorization and funding and as such forms the “Control Estimate” against which, subsequent phases of the Project will be compared to and monitored. The accuracy of the Capital Cost Estimate and the Operating Cost Estimate developed in this Study is qualified as -15%/+15%. Generally, engineering is developed to an approximate level of 15%, while the level of project definition is 35%.

21.1.2	Dates, Currency and Exchange Rates
This cost estimate is calculated and presented in Q4-2012, Canadian Dollars (CAD$). Table 21.3 and Table 21.4 show the currency exchange factor used for the Study and the distribution of foreign currency project Direct Costs based on equipment Vendor proposals received.

Table 21.3 : Foreign Exchange Rates
Country/Zone	Currency	CAD Equivalent
Australia	AUD	1.0358 CAD
Europe	EUR	1.2913 CAD
United States	USD	1.0000 CAD

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Table 21.4 : Direct Cost Currency Distribution ($ x 1,000)
Currency	Direct Cost	CAD Equivalent
Australia	$13,430.8 AUD	$13,912.1 CAD
EUR	$4,973.5 EUR	$6,422.3 CAD
USD	$79,439.1 USD	$79,439.1 CAD

21.1.3	Labour Rates and Labour Productivity Factors
For the purpose of defining the “Work Week”, all estimated costs for labour are based on ten hours per day, seven days per week, for a total of seventy hour Work Weeks. There is no allowance for a second working team (evening shift). The work is expected to be executed on rotations of two weeks of work and one week of rest. The present estimate is structured and based on the philosophy that contracts will be awarded to reputable contractors on a lump sum basis.

The hourly Crew Rates, used in this estimate, are built up in accordance with the “Long Harbour–Collective Agreement–Union Wage Rates for Major Construction Trades”. In order to develop the labour rates for this estimate, BBA performed an analysis considering St. John’s, Newfoundland and Labrador with Saguenay, Québec, and developed proportional factors. Table 21.5 presents union wage rates for major construction trades as well as factored Construction Equipment rates, thus resulting in an all-in blended rate for the various trades.

21-4

Table 21.5 : Labour Rates Used for Cost Estimation
Crew Rates Based on 70 Hours / Work Week
Typical Crew	Labour Rate ($)		Construction Equipment ($)	Total ($)
	Direct	Indirect
Site Works - Civil	$72.24	$48.83	$54.85	$175.92
Concrete Works	$73.03	$52.26	$11.29	$136.58
Metal Works	$78.51	$55.56	$34.75	$168.82
Architectural Finishes	$73.30	$52.36	$7.27	$132.93
Mechanical – Process	$76.96	$55.56	$21.50	$154.02
Mechanical – Building	$73.81	$54.36	$18.60	$146.77
Piping	$72.81	$53.98	$19.16	$145.95
Insulation	$70.40	$48.45	$7.37	$126.22
Electrical	$78.48	$56.13	$4.78	$139.39
Automation/Telecom	$77.25	$55.66	$1.66	$134.57

In this table, the Crew Rates are composed of direct and indirect components, plus the required Construction Equipment per trade to accomplish their tasks. The Direct Costs are calculated on an assumption of 70 hours per week considering 40 hours at regular rate and 30 hours applying an overtime multiplier of 2.0 to the regular rate. These rates include a mix of skilled, semi-skilled and unskilled labours for each trade as well as the fringe benefits on top of gross wages. Direct supervision by the Foremen and Surveyors is built into the Direct Costs.

The Indirect Cost component consists of allowances for small tools, consumables, supervision by the general foremen, management team, contractor’s on site temporary construction facilities, mobilisation/demobilisation, contractor’s overhead and profit. They also include the cost related to the transportation of the employees from their residence to the construction site.

The Construction Equipment rates are based on the rates proposed by “La Direction Générale des Acquisitions du Centre de Services Partagés du Québec”, detailed within the edition dated April 1, 2011. The cost used for fuel (diesel) in this estimate is 1$ per liter, assuming a rebate of certain taxes. In brief, the Crew Rates are developed for each discipline (by speciality), and established, based on the assumption that all hourly workers are unionized.

21-5

Project Construction Performance is an important concern of project owners, constructors, and cost management professionals. Project cost and schedule performance depend largely on the quality of project planning, work area readiness, preparation and the resulting productivity of the work process made possible in project execution. Labour productivity is often the greatest risk factor and source of cost and schedule uncertainty to owners and contractors alike. The two most important measures of labour productivity are:

▪	the effectiveness with which labour is used in the construction process;
▪	the relative efficiency of labour, doing what it is required, at a given time and place.

Important factors affecting productivity on a construction site include but are not limited to the following:

▪Site location	▪Weather conditions
▪Extended overtime	▪Work over scattered areas
▪Access to work area	▪Worker accommodations
▪Height – Scaffolding	▪Work complexity
▪Availability of skilled workers	▪Supervision
▪Labour turnover	▪Project schedule pressure
▪Health and Safety considerations	▪Fast-track requirements

Table 21.6 presents the labour productivity factors applied in the Capital Cost Estimate for the Kami Project.

21-6

Table 21.6 : Labour Productivity Factors
Productivity Loss Ratio
Activity	Factor
Site Works - Civil	1.331
Concrete Works	1.409
Metal Works	1.524
Architectural Finishes	1.456
Mechanical Works	1.587
Piping/Insulation	1.637
Electrical	1.606
Automation/Telecom	1.593

Winter conditions are expected to dominate from December 1st to March 31st, which is taken into consideration within the aforementioned productivity factors and are also considered in the first year for civil, concrete and steel works.

21.1.4	General Direct Capital Costs
This Capital Cost Estimate is based on the construction of a greenfield facility having a capacity to produce 8 Mt/y of concentrate. The design of the crusher area, the crushed ore stockpile area and the concentrator area has largely been based on BBA’s experience on recent projects of similar nature using proven technology and equipment. The site plan and General Arrangement drawings developed in this Study have been used to estimate quantities and generate Material Take-Offs (MTO’s) for all commodities. Equipment costs have been estimated using budgetary proposals obtained from Vendors for most process equipment. Labour rates have been estimated as previously described in this Section. Related infrastructure has been estimated by BBA based on the site plan developed.

BBA has developed this Capital Cost Estimate on the following assumptions and estimation methodology:

21-7

▪
Mining equipment quantities and costs have been developed by BBA’s mining group based on the mine plan developed in this Study. Mining equipment costs were estimated from BBA’s recently updated database of Vendor pricing. In order to reduce initial mining equipment costs, it is assumed that Alderon will lease to own equipment that is required for pre-production and for Year 1 of operation.

▪
For this Study, it was assumed that the initial installation for servicing mining equipment will be comprised of a permanent truck wash station and a temporary high performance megadome type building for servicing mine equipment, whose cost was estimated by BBA, based on recent experience with similar installations. It is assumed that a permanent mine equipment maintenance facility consisting of a six-bay garage and shop will be built later and is included in sustaining capital.

▪
Pre-stripping costs incurred in the pre-production period have been capitalized. This Capital Cost Estimate is based on pre-stripping tonnage as defined in the mine plan and includes costs associated with the mining and hauling of overburden, waste rock and ore.

▪	Site buildings such as offices and employee facilities are assumed to be of trailer type construction.
▪	Site Works – Earthwork quantities were estimated from drawings, topographical data and geotechnical information.
▪	Concrete – Preliminary design sketches were used to develop the concrete and embedded steel quantities. The process plant was located based on geotechnical information obtained during this Study.
▪	Architectural – Siding and roofing quantities were estimated from General Arrangement drawings.
▪	Mechanical and Process Equipment – A detailed equipment list was developed with equipment sizes, capacities, motor power, etc.
▪	Mechanical Bulk Quantities – A platework list was developed with sizing, weights and surface areas including lining requirements.
▪	Fire Protection and HVAC – MTO’s were taken from layout and elevation drawings. An HVAC equipment list was developed.
▪
Piping – Diameter sizing was carried out from preliminary design, while lengths were determined from layouts. Lining requirements were also categorized. Small-bore (2.5” or less) was factored based on recent projects of similar scope and design.

21-8

▪
Electrical Equipment – An equipment list was developed with capacities and sizing from a Single Line Diagram developed in this Study. The high voltage power line from the local power grid will be erected by Nalcor and no costs are considered in the Capital Cost Estimate. Any costs related to the construction of the power line are assumed to be included in the power rate.

▪	Electrical Bulk Quantities – MTO’s were derived from cable schedules and runs, including trays routing layouts.
▪	Automation – A detailed instrumentation list was developed from the process flow diagrams developed in this Study.
▪
Site electrical includes the main electrical substation, all infrastructure to connect to the local power grid and distribution from the main substation to the various electrical rooms located throughout the site facilities. Costs of major electrical components identified on the single line diagram were estimated using BBA’s recently updated internal database.

▪	The pricing and unit costs used in this estimate were based on a combination of budgetary quotes and/or data obtained from similar projects.
▪	Concrete – Unit rates, including formwork and rebar, were estimated from similar current projects overseen by BBA.
-	Steelworks – Labour productivity calculated from BBA database and material priced from current steel market value benchmarked with current projects in the area.
-	Architectural – Pricing based on recent data from similar projects.
-
Plant Equipment – For process and mechanical equipment packages, equipment data sheets were prepared and budget pricing obtained from Vendors. For packages of low monetary value, pricing was obtained from historical data when available.

-	Piping – Material pricing for carbon steel and rubber-lined piping was obtained from Supplier proposals.
-	Electrical & Instrumentation Bulks – Pricing of bulks were based on current published Vendor price lists.
-
Electrical Equipment – For all major electrical equipment and components, data sheets were prepared and budget pricing obtained from Vendors. For electrical equipment of lower value, BBA historical data was used.

21-9

21.1.5	Indirect Costs
Indirect Costs for areas under BBA’s responsibility for capital cost estimation were estimated by BBA as described below. Stantec and Ausenco applied an all-in factor for estimating Indirect Costs for items under their responsibility.

▪
Owner’s costs were estimated as a percentage of total Direct Costs. For this Study, BBA used 6%, which was validated with Alderon Management. Owner’s costs include items such as Owner’s project management team salaries and expenses, insurance, authorization certificates and permits, compensation for environmental and affected stakeholders, geotechnical and surveying costs, laboratory testwork, etc.;

▪
Costs related to the construction of temporary worker facilities required during the project construction period include costs incurred for building and maintaining temporary facilities and accesses, which will no longer be required once construction is completed. These costs include the following:

-
The construction of a temporary camp within the Town of Wabush, designed to lodge up to 800 people. The cost of this facility was estimated by BBA in a separate feasibility-level study related to the construction camp.

-	Construction management complex complete with meeting rooms and offices to accommodate a staff of 80.
-	Temporary construction power distribution including a line connecting to the local utility along the Trans-Labrador Highway 500.
-	Access roads to the temporary construction facilities.
▪	Costs related to the operation of the aforementioned temporary construction facilities are included in Indirect Costs. An itemized list with budget allowances was developed by BBA.
▪
EPCM Services Costs were developed based on BBA`s reference data for project of similar size and the schedule. These costs were validated with Alderon based on the cost provided by their selected EPCM contractor.

▪	Cost of sub-consultants and other third parties were estimated based on projects of similar size.
▪	Costs for plant mobile equipment and vehicle used during construction were estimated based on projects of similar size.

21-10

▪	Costs for spare parts and freight were estimated as a proportion of equipment purchase cost, Vendor’s representatives and other such items were estimated at 13.5% of equipment value.

21.1.6	Contingency
Contingency provides an allowance to the Capital Cost Estimate for undeveloped details within the Scope of Work covered by the estimate. Contingency is not intended to take into account items such as labour disruptions, weather-related impediments, changes in the scope of the Project from what is defined in the Study, nor does contingency take into account price escalation or currency fluctuations. A contingency of 9.75% of the sum of Direct and Indirect Costs has been attributed to the Capital Cost Estimate developed in this Study for areas estimated by BBA.

21.1.7	Exclusions
The following items are not included in this Capital Cost Estimate:
▪	Inflation and escalation. The estimate is in constant Q4-2012 Canadian Dollars;
▪	Costs associated with hedging against currency fluctuations;
▪	All taxes, duties and levies;
▪	Working capital (this is included in the Financial Analysis but not in the capital or operating costs);
▪	Project financing costs including but not limited to interest expense, fees and commissions.

21.1.8	Assumptions
▪	It was assumed that use of overburden and waste rock generated during the pre-stripping of the mine will be maximized for sourcing backfill material.
▪	Other required backfill materials will be available from the esker located on the Property or other sources located within a radius of 10 km.
▪	Mass earthworks and haulage road construction is performed by crews assigned to the mine pre-stripping operation.
▪	Soil conditions will not require special foundation designs such as piling (as established from geotechnical data and from foundation design recommendations from Stantec).
▪	All excavated material will be disposed of on site.

21-11

▪	The estimate is based on the project schedule developed in this Study.

21.2 Estimated Capital Costs
Table 21.7 presents the detailed project Capital Cost Estimate showing initial as well as sustaining capital required over the life of the operation. These costs are used as the basis for the Financial Analysis of the Project.

The initial capital cost to develop the Project to an annual production capacity of 8 Mt/y is estimated to be $1,272.9M. This cost excludes the value of leased equipment, sustaining capital required after start-up of operations as well as the security payment related to site restoration and closure costs.

21-12

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 21.7 : Detailed Project Capital Cost Estimate

YEAR	PP-2	PP-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	TOTAL
Mining																																	
Mining Pre-Stripping		$52.7																															$52.7
Waste Rock Ditches for Water Management				$1.2	$2.0	$1.5	$1.2					$0.7																					$6.6
Mining Fleet (incl. Replacements)				$15.2	$40.4	$19.7	$0.0	$0.0	$24.4	$21.3	$14.4	$10.0	$27.3	$35.3	$72.0	$23.9	$0.0	$6.7	$0.0	$6.0	$17.0	$42.7	$43.5	$14.3	$14.3	$0.0	$6.7	$0.0	$0.0	$0.0	$0.0	$0.0	$456.1
Total Mining		**$52.7**	**$0.0**	**$16.4**	**$42.4**	**$21.2**	**$1.2**	**$0.0**	**$24.4**	**$21.3**	**$14.4**	**$10.7**	**$27.3**	**$35.3**	**$72.0**	**$23.9**	**$0.0**	**$6.7**	**$0.0**	**$6.0**	**$17.0**	**$42.7**	**$43.5**	**$14.3**	**$14.3**	**$0.0**	**$6.7**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$514.5**
Concentrator and Site Infrastructure																																	
Off-Site Infrastructure		$4.8																															$4.8
On-Site Infrastructure		$36.9	$0.3	$27.9	$0.3	$5.0												$1.0															$71.2
Administration and Services		$28.6	$2.2																														$30.8
Mine Area Infrastructure		$28.8	$0.6		$2.0	$0.7						$0.6						$1.0															$33.7
Primary Crushing Area		$44.4																															$44.4
Crushed Ore Conveying and Stockpile		$79.6																															$79.6
Processing Plant		$362.0		$5.9				$13.1					$3.0																				$384.0
Tailing (TMF Dams and Water Management)		$47.4	$53.4	$7.7			$5.0		$2.7											$3.4													$119.6
TOTAL DIRECT COST		**$632.5**	**$56.5**	**$41.5**	**$2.2**	**$5.7**	**$5.0**	**$13.1**	**$2.7**	**$0.0**	**$0.0**	**$0.6**	**$3.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$2.0**	**$0.0**	**$3.4**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$768.1**
Owner's Costs		$38.0																															$38.0
Project Indirect Costs		$196.4	$8.5	$6.2	$0.3	$0.8	$0.8	$2.0	$0.4	$0.0	$0.0	$0.1	$0.4	$0.0	$0.0	$0.0	$0.0	$0.3	$0.0	$0.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$218.7
Contingency		$84.7	$6.5	$9.5	$0.5	$1.3	$1.2	$3.0	$0.6	$0.0	$0.0	$0.1	$0.7	$0.0	$0.0	$0.0	$0.0	$0.5	$0.0	$0.8	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$109.4
Total Concentrator And Site CAPEX		**$953.6**	**$71.5**	**$57.3**	**$3.1**	**$7.8**	**$6.9**	**$18.0**	**$3.7**	**$0.0**	**$0.0**	**$0.9**	**$4.1**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$2.7**	**$0.0**	**$4.7**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$1,134.2**
Kami Site Rail Line																																	
Railcars (Leased)																																	
Kami Site Rail Spur Earthwork		$35.8																															$35.8
Kami Site Rail Spur Pipeline Structure		$0.7																															$0.7
Kami Site Rail Spur Trackwork (25 km)		$20.9																															$20.9
Signal System		$0.5																															$0.5
TOTAL DIRECT COST		**$57.8**																															**$57.8**
Indirect Costs		$8.0																															$8.0
Contingency		$15.0																															$15.0
TOTAL RAIL TRANSPORTATION CAPEX		**$80.7**																															**$80.7**
Pointe-Noire Terminal (Ausenco)																																	
Port Facility incl. Rail Component at Port		$152.2																															$152.2
Total Direct Cost		**$152.2**																															**$152.2**
Indirect Costs		$14.4																															$14.4
Contingency		$19.3																															$19.3
Total Port Facility CAPEX		**$185.9**																															**$185.9**
Total CAPEX		**$1,272.9**	**$71.5**	**$73.6**	**$45.4**	**$29.0**	**$8.1**	**$18.0**	**$28.1**	**$21.3**	**$14.4**	**$11.6**	**$31.4**	**$35.3**	**$72.0**	**$23.9**	**$0.0**	**$9.4**	**$0.0**	**$10.7**	**$17.0**	**$42.7**	**$43.5**	**$14.3**	**$14.3**	**$0.0**	**$6.7**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$1,915.3**

December 2012
21-13

21-13

21.2.1	Mine Capital Costs
The mine area initial capital costs are mainly comprised of pre-production costs related to mining operations, incurred prior to start of production, totaling $52.7M. These costs were estimated by BBA, assuming that operations are carried out by Alderon mine personnel. No mining equipment is included because, as previously explained, mining equipment required during the pre-stripping period as well as for the first year of operation are planned to be leased and are thus captured in the mining operating costs.

Mining equipment required in Year 2 of production and beyond, for both fleet increases brought about by the mine plan as well as for fleet replacement, are indicated in the year required and are considered as sustaining capital. Fleet replacement has been estimated by BBA based on the useful life of equipment based on Vendor recommendations as well as local experience. Total mining equipment sustaining capital required over the LOM is estimated to be $455.1M. Sustaining capital required to support mining operations also include costs of $6.6M over the LOM associated with the phased construction of ditches and settling basins around the perimeter of the waste piles required for compliance to regulations concerning total suspended solids effluent water quality.

21.2.2	Processing Plant and Kami Site Infrastructure Capital Costs
The concentrator and Kami site infrastructure initial capital cost is estimated to be $953.6M. This amount, which includes Direct Costs, Owner’s costs and other Indirect Costs as well as contingency, is required to build the processing facility and site infrastructure to allow for production to commence. During the course of the life of the operation, sustaining capital, estimated to be $180.7M, is required for necessary additions and/or to make necessary improvements to assure long term continuity of operations and compliance to regulations. The main components of sustaining capital related to the processing facility and site infrastructure are as follows:

▪	Phased construction of TMF dams based on the tailings management strategy developed by Golder.
▪	The installation of a system to remove residual ammonia from mine water prior to discharge to the surrounding watershed.

21-14

▪
Initial tailings pumping installation includes only a single tailings line. In order to achieve the targeted plant utilization rate, a stand-by tailings line is added in the second year of operation. Phased approach for pumping tailings also requires addition of booster pumping stations over the life of the operation.

▪	The purchase of a spare main electrical transformer as well as the phasing of the open-pit electrical mine loop according to requirements as per the mine plan and pit development.
▪	Construction of a permanent mine garage facility and use of the initial temporary facility as a warehouse planned in the second year of operation.
▪	Increase capacity of the fuel tank farm and additional tanker railcars in accordance with mining equipment fleet increase.
▪	Replacement of the trailer type office and employee facilities midway during the life of the operation by a similar facility.

21.2.3	Kami Site Rail Line Capital Costs
The Capital Cost Estimate for the Kami site rail line component, as estimated by Stantec is $80.7M. This includes all Direct and Indirect Costs as well as Contingency.

21.2.4	Pointe-Noire Terminal Capital Costs
The Capital Cost Estimate for the Pointe-Noire Terminal component, as estimated by Ausenco and validated by Stantec is $185.9M. This includes all Direct and Indirect Costs as well as contingency.

21.2.5	Rehabilitation and Mine Closure Costs
Rehabilitation and mine closure costs have been estimated by Stantec to be $48.1M. Regulatory guidelines require that the aforementioned amount be posted as a Financial Assurance. For this Study, it is assumed that the entire amount needs to be posted prior to start of production. This cost is considered in the Financial Analysis of the Project but is not considered as part of the Project initial capital cost.

21.3 Estimated Operating Costs
Table 21.8 presents, in detail, the Operating Cost Estimate for the Project on an annual basis. As stated earlier in this Report, certain mining equipment and railcars have been excluded from

21-15

capital costs and added as leased items in the operating costs for the life of the lease. Mining costs vary from year to year based on the mine plan. Mining pre-stripping costs have been estimated using the mining operating cost model but have been capitalized, and are therefore excluded from operating costs. The average operating cost over the life of the operation has been estimated at $42.17/t of dry concentrate produced. This cost represents the cost of concentrate loaded into a shipping vessel at Pointe-Noire Terminal (i.e. FOB Port of Sept-Îles). This cost excludes any royalty, working capital or any other such costs which are treated separately in the Financial Analysis.

21-16

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 21.8 : Detailed Operating Cost Estimate

Year		PP-2	PP-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Mining	Leased		Capitalized															
Equipment Operating Cost			$9.3	$16.9	$23.6	$31.0	$35.5	$35.9	$38.7	$40.7	$43.4	$43.2	$45.4	$46.3	$44.6	$49.8	$47.7	$44.2
Equipment Fuel & Electricity Cost			$7.8	$13.6	$16.9	$22.2	$25.7	$27.2	$24.5	$28.6	$32.9	$29.7	$34.4	$36.9	$38.4	$45.5	$38.9	$36.8
Blasting			$3.8	$12.3	$12.4	$11.6	$20.9	$21.6	$15.0	$20.1	$23.6	$21.9	$25.7	$24.8	$26.9	$31.1	$27.7	$22.3
Labour			$13.6	$20.7	$23.7	$27.5	$30.1	$30.1	$30.1	$30.7	$31.0	$31.6	$32.5	$33.7	$34.8	$30.3	$36.5	$32.9
Services and Miscellaneous			$3.3	$3.2	$4.5	$4.9	$4.1	$4.4	$3.3	$3.0	$3.0	$3.7	$3.0	$3.5	$3.2	$3.0	$4.8	$3.0
Mining Fleet Lease (Major Equipment for PP and Yr 1 Leased)	$126.3		$14.9	$23.4	$23.4	$23.4	$23.4	$23.4	$23.4	$8.5								
TOTAL ANNUAL COST (M$)			**$52.7**	**$90.8**	**$104.4**	**$120.6**	**$139.7**	**$142.5**	**$135.0**	**$131.6**	**$134.7**	**$138.1**	**$141.0**	**$145.2**	**$147.9**	**$167.6**	**$156.6**	**$139.1**
$/t Concentrate				***$13.05***	***$12.67***	***$14.62***	***$17.20***	***$17.38***	***$16.48***	***$16.12***	***$17.04***	***$17.28***	***$17.75***	***$17.76***	***$17.72***	***$21.04***	***$19.82***	***$17.46***
$/t Mined				***$2.38***	***$2.26***	***$1.92***	***$2.19***	***$2.33***	***$2.20***	***$2.03***	***$2.05***	***$1.97***	***$1.91***	***$1.97***	***$1.98***	***$1.93***	***$1.87***	***$2.24***
Concentrator																		
Labour			$2.5	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2
General Concentrator			$0.5	$34.8	$40.7	$40.7	$40.4	$40.6	$41.1	$41.1	$40.6	$40.8	$40.7	$41.4	$41.7	$41.0	$40.9	$41.0
TOTAL ANNUAL COST (M$)			**$3.0**	**$45.8**	**$51.9**	**$51.9**	**$51.6**	**$51.8**	**$52.3**	**$52.2**	**$51.8**	**$51.1**	**$51.8**	**$52.5**	**$52.8**	**$52.2**	**$52.1**	**$52.2**
$/t Concentrate				***$6.64***	***$6.29***	***$6.29***	***$6.38***	***$6.31***	***$6.38***	***$6.40***	***$6.55***	***$6.79***	***$6.53***	***$6.43***	***$6.33***	***$6.55***	***$6.59***	***$6.56***
General Kami Site																		
Allowance			$0.2	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5
Power			$0.0	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2
TOTAL ANNUAL COST (M$)			**$0.2**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**
$/t Concentrate				***$0.39***	***$0.33***	***$0.33***	***$0.33***	***$0.33***	***$0.33***	***$0.33***	***$0.34***	***$0.36***	***$0.34***	***$0.33***	***$0.32***	***$0.34***	***$0.34***	***$0.34***
Sales, General and Administration																		
Personnel																		
Expenses																		
Corporate				$10.3	$12.4	$12.4	$12.1	$12.3	$12.3	$12.2	$11.9	$11.3	$11.9	$12.3	$12.5	$11.9	$11.8	$11.9
TOTAL ANNUAL COST (M$)			**$0.0**	**$10.3**	**$12.4**	**$12.4**	**$12.1**	**$12.3**	**$12.3**	**$12.2**	**$11.9**	**$11.3**	**$11.9**	**$12.3**	**$12.5**	**$11.9**	**$11.8**	**$11.9**
$/t Concentrate				***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***
Environmental and Tailings Management																		
TMF Operating Costs (Per Golder)				$2.41	$2.88	$2.89	$2.83	$2.87	$2.87	$2.86	$2.77	$2.84	$2.78	$2.86	$2.92	$2.79	$2.76	$2.79
Water Treatment				$0.82	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39
TOTAL ANNUAL COST (M$)				**$3.23**	**$4.27**	**$4.27**	**$4.22**	**$4.26**	**$4.25**	**$4.24**	**$4.15**	**$4.23**	**$4.17**	**$4.25**	**$4.31**	**$4.17**	**$4.15**	**$4.17**
$/t Concentrate				***$0.47***	***$0.52***	***$0.52***	***$0.52***	***$0.52***	***$0.52***	***$0.52***	***$0.53***	***$0.53***	***$0.52***	***$0.52***	***$0.52***	***$0.52***	***$0.53***	***$0.52***
Rail Transportation	Leased																	
QNS&L Haulage Agreement			$50.0	$51.6	$61.7	$61.8	$77.9	$79.1	$79.0	$78.6	$76.2	$72.5	$76.5	$78.7	$80.4	$76.7	$76.1	$76.7
CFA Haulage Agreement			$15.0	$14.5	$17.3	$17.3	$22.3	$22.6	$22.5	$22.4	$21.7	$20.7	$21.8	$22.5	$23.0	$21.9	$21.7	$21.9
Railcar Maintenance			$0.0	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9
Transport Logistics Personnel			$0.0	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6
Other				$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6
Railcar Leasing Agreement (585 Concentrate Cars)	$48.9		$7.0	$7.0	$7.0	$7.0	$7.0	$7.0	$7.0	$7.0	$7.0	$7.0						
Railcar Leasing Agreement (18 Fuel Tanker Cars)	$1.8		$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3	$0.3						
TOTAL ANNUAL COST (M$)			**$72.2**	**$78.4**	**$91.3**	**$91.4**	**$112.5**	**$113.9**	**$113.8**	**$113.4**	**$110.2**	**$105.5**	**$103.4**	**$106.3**	**$108.4**	**$103.7**	**$102.9**	**$103.7**
$/t Concentrate				***$11.28***	***$11.09***	***$11.08***	***$13.90***	***$13.89***	***$13.88***	***$13.89***	***$13.94***	***$14.01***	***$13.02***	***$13.00***	***$12.99***	***$13.02***	***$13.02***	***$13.02***
Port and Pointe-Noire Terminal Facilities																		
Civil				$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9
Mechanical and Electrical				$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5
Tugs				$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0
Pilot Launches				$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6
Berthage				$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1
Labour				$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7
Contracted Services				$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0
Power				$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4
Contingency				$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4
Ship Loading Equipment Maintenance and Other				$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5
Other Services		$2.5	$3.4	$5.0	$5.4	$5.4	$5.4	$5.4	$5.4	$5.4	$5.3	$5.2	$5.4	$5.4	$5.5	$5.9	$7.4	$7.4
TOTAL ANNUAL COST (M$)		**$2.5**	**$3.4**	**$21.1**	**$21.5**	**$21.5**	**$21.5**	**$21.5**	**$21.5**	**$21.5**	**$21.4**	**$21.3**	**$21.4**	**$21.5**	**$21.5**	**$21.9**	**$23.5**	**$23.5**
$/t Concentrate				***$3.06***	***$2.61***	***$2.61***	***$2.65***	***$2.62***	***$2.62***	***$2.63***	***$2.71***	***$2.83***	***$2.70***	***$2.63***	***$2.58***	***$2.75***	***$2.98***	***$2.96***
TOTAL OPEX (ANNUAL M$)		**$2.5**	**$78.8**	**$251.5**	**$288.5**	**$304.8**	**$344.4**	**$349.8**	**$341.9**	**$337.9**	**$336.8**	**$326.1**	**$335.6**	**$344.7**	**$350.2**	**$384.3**	**$353.7**	**$337.3**
TOTAL OPEX ($/t Concentrate)				***$36.45***	***$35.00***	***$36.95***	***$42.55***	***$42.52***	***$41.69***	***$41.40***	***$42.60***	***$43.31***	***$42.37***	***$42.18***	***$41.96***	***$45.73***	***$44.78***	***$42.35***

Year	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	TOTAL
Mining																
Equipment Operating Cost	$42.3	$43.4	$43.3	$57.0	$61.1	$60.6	$54.7	$47.6	$44.6	$40.6	$38.3	$32.7	$29.9	$28.4	$7.0	$1,218.4
Equipment Fuel & Electricity Cost	$31.0	$31.5	$39.8	$51.5	$56.5	$61.3	$53.6	$45.7	$41.0	$36.2	$34.0	$29.1	$28.3	$28.9	$8.1	$1,029.8
Blasting	$21.5	$21.5	$23.1	$25.7	$30.6	$31.1	$25.2	$20.3	$17.5	$14.8	$13.7	$12.1	$11.6	$11.2	$2.9	$600.7
Labour	$31.9	$31.9	$34.9	$30.0	$40.5	$41.4	$37.0	$34.1	$30.8	$29.0	$20.6	$24.5	$22.9	$22.9	$5.8	$919.1
Services and Miscellaneous	$3.0	$3.0	$3.0	$3.4	$3.3	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$4.9	$101.4
Mining Fleet Lease (Major Equipment for PP and Yr 1 Leased)																$148.9
TOTAL ANNUAL COST (M$)	**$129.6**	**$131.3**	**$144.0**	**$175.7**	**$192.8**	**$197.4**	**$173.5**	**$150.6**	**$138.9**	**$123.6**	**$117.6**	**$101.4**	**$95.7**	**$94.3**	**$28.7**	**$4,018.3**
$/t Concentrate	***$16.21***	***$16.49***	***$17.45***	***$20.87***	***$22.96***	***$25.06***	***$22.54***	***$19.47***	***$17.43***	***$15.60***	***$14.88***	***$12.74***	***$11.98***	***$11.60***	***$9.22***	***$17.11***
$/t Mined	***$2.17***	***$2.23***	***$2.26***	***$2.47***	***$2.25***	***$2.27***	***$2.49***	***$2.72***	***$2.89***	***$3.12***	***$3.23***	***$3.19***	***$3.16***	***$3.24***	***$3.80***	***$2.29***
Concentrator																
Labour	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$11.2	$4.4	$330.6
General Concentrator	$41.1	$41.0	$41.5	$41.8	$41.7	$40.9	$40.6	$40.6	$40.8	$40.9	$40.9	$41.0	$41.1	$41.3	$17.0	$1,199.2
TOTAL ANNUAL COST (M$)	**$52.2**	**$52.2**	**$52.7**	**$53.0**	**$52.9**	**$52.0**	**$51.7**	**$51.8**	**$52.0**	**$52.0**	**$52.1**	**$52.2**	**$52.2**	**$52.5**	**$21.4**	**$1,529.8**
$/t Concentrate	***$6.53***	***$6.55***	***$6.38***	***$6.29***	***$6.32***	***$6.61***	***$6.72***	***$6.70***	***$6.62***	***$6.60***	***$6.59***	***$6.56***	***$6.54***	***$6.45***	***$6.87***	***$6.51***
General Kami Site																
Allowance	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$0.5	$44.2
Power	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$1.2	$0.4	$35.1
TOTAL ANNUAL COST (M$)	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$2.7**	**$0.9**	**$79.3**
$/t Concentrate	***$0.34***	***$0.34***	***$0.33***	***$0.32***	***$0.32***	***$0.34***	***$0.35***	***$0.35***	***$0.34***	***$0.34***	***$0.34***	***$0.34***	***$0.34***	***$0.33***	***$0.29***	***$0.34***
Sales, General and Administration																
Personnel																$0.0
Expenses																$0.0
Corporate	$12.0	$12.0	$12.4	$12.6	$12.5	$11.8	$11.5	$11.6	$11.8	$11.8	$11.9	$11.9	$12.0	$12.2	$4.7	$352.4
TOTAL ANNUAL COST (M$)	**$12.0**	**$12.0**	**$12.4**	**$12.6**	**$12.5**	**$11.8**	**$11.5**	**$11.6**	**$11.8**	**$11.8**	**$11.9**	**$11.9**	**$12.0**	**$12.2**	**$4.7**	**$352.4**
$/t Concentrate	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***	***$1.50***
Environmental and Tailings Management																
TMF Operating Costs (Per Golder)	$2.80	$2.79	$2.89	$2.95	$2.93	$2.76	$2.69	$2.71	$2.75	$2.76	$2.77	$2.78	$2.79	$2.84	$1.09	$82.22
Water Treatment	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$1.39	$0.54	$40.14
TOTAL ANNUAL COST (M$)	**$4.18**	**$4.17**	**$4.27**	**$4.33**	**$4.31**	**$4.14**	**$4.08**	**$4.09**	**$4.13**	**$4.14**	**$4.15**	**$4.17**	**$4.18**	**$4.23**	**$1.63**	**$122.36**
$/t Concentrate	***$0.52***	***$0.52***	***$0.52***	***$0.51***	***$0.52***	***$0.53***	***$0.53***	***$0.53***	***$0.53***	***$0.53***	***$0.53***	***$0.52***	***$0.52***	***$0.52***	***$0.52***	***$0.52***
Rail Transportation																
QNS&L Haulage Agreement	$77.0	$76.7	$79.5	$81.1	$80.5	$75.9	$74.1	$74.5	$75.6	$75.9	$76.1	$76.6	$76.9	$78.3	$30.0	$2,262.1
CFA Haulage Agreement	$22.0	$21.9	$22.7	$23.2	$23.0	$21.7	$21.2	$21.3	$21.6	$21.7	$21.7	$21.9	$22.0	$22.4	$8.6	$645.8
Railcar Maintenance	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$3.9	$2.0	$115.1
Transport Logistics Personnel	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.3	$17.7
Other	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.3	$17.7
Railcar Leasing Agreement (585 Concentrate Cars)																$69.5
Railcar Leasing Agreement (18 Fuel Tanker Cars)																$2.8
TOTAL ANNUAL COST (M$)	**$104.1**	**$103.8**	**$107.3**	**$109.4**	**$108.6**	**$102.6**	**$100.4**	**$100.8**	**$102.3**	**$102.7**	**$102.9**	**$103.6**	**$103.9**	**$105.7**	**$41.2**	**$3,138.5**
$/t Concentrate	***$13.02***	***$13.02***	***$13.00***	***$12.99***	***$12.99***	***$13.03***	***$13.04***	***$13.04***	***$13.03***	***$13.02***	***$13.02***	***$13.02***	***$13.02***	***$13.01***	***$13.21***	***$13.22***
Port and Pointe-Noire Terminal Facilities																
Civil	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.9	$0.3	$26.4
Mechanical and Electrical	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5	$1.4	$103.5
Tugs	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$1.2	$88.2
Pilot Launches	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.6	$0.2	$17.6
Berthage	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$1.1	$0.4	$33.3
Labour	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$1.7	$0.7	$50.0
Contracted Services	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0	$0.8	$58.8
Power	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$0.6	$40.1
Contingency	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$1.4	$0.6	$41.8
Ship Loading Equipment Maintenance and Other	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.2	$13.2
Other Services	$7.5	$7.4	$7.6	$7.7	$7.7	$7.4	$7.3	$7.3	$7.4	$7.4	$7.4	$7.4	$7.5	$7.5	$3.6	$199.0
TOTAL ANNUAL COST (M$)	**$23.6**	**$23.5**	**$23.7**	**$23.8**	**$23.7**	**$23.5**	**$23.4**	**$23.4**	**$23.5**	**$23.5**	**$23.5**	**$23.5**	**$23.5**	**$23.6**	**$8.9**	**$672.0**
$/t Concentrate	***$2.95***	***$2.95***	***$2.87***	***$2.82***	***$2.84***	***$2.98***	***$3.04***	***$3.03***	***$2.99***	***$2.98***	***$2.97***	***$2.96***	***$2.95***	***$2.91***	***$3.19***	***$2.88***
TOTAL OPEX (ANNUAL M$)	**$328.3**	**$329.6**	**$347.9**	**$381.5**	**$396.8**	**$394.1**	**$367.4**	**$345.8**	**$333.3**	**$320.5**	**$314.8**	**$299.4**	**$294.2**	**$295.3**	**$108.4**	**$9,985**
TOTAL OPEX ($/t Concentrate)	***$41.06***	***$41.38***	***$42.04***	***$45.30***	***$47.49***	***$50.04***	***$47.72***	***$44.61***	***$42.44***	***$40.66***	***$39.83***	***$37.64***	***$36.85***	***$36.33***	***$34.81***	***$42.17***

December 2012 21-17

21-17

21.3.1	Mining Operating Costs
Mining operating costs averaged over the life of the operation have been estimated at $17.11/t of dry concentrate produced ($2.29/t mined). These costs include the cost of lease financing equipment required for pre-stripping and in the first year of operation. Mining equipment leasing costs contribute $0.63/t of dry concentrate produced or $0.09/t mined. The major mining operating cost elements are as follows:

Equipment Operating Costs
These costs consist mainly of maintenance costs, which have been estimated by BBA based on experience, historical data on similar projects as well as Vendor information. Maintenance costs include the costs of repairs, spare parts, consumables, etc., and are compiled on a maintenance cost per hour of operation basis for each equipment type. It should be noted that equipment maintenance costs exclude the cost of maintenance personnel, fuel and electricity, which are accounted for separately.

Equipment Fuel and Electricity
Diesel fuel is used to operate mine trucks, loaders, dozers and other mine equipment. Fuel consumption was estimated for each year of operation based on equipment specifications and equipment utilization. The price of diesel fuel was estimated at $1.02 per liter based on information obtained from the Supplier and includes cost of transportation by rail from Sept-Îles to Labrador City and transportation on site from the unloading tank farm to the mine truck fueling station.

Electrical power is supplied to the open pit by a power loop and is used to operate the shovels, drills and mine dewatering pumps. Power consumption was estimated for each year of operation based on equipment specifications and equipment utilization. The price of electricity is estimated at $0.055 per kWh.

Blasting
Blasting costs for ore and waste rock have been estimated based on parameters and powder factors presented in Section 16 of this Report. Blasting unit costs were estimated at $0.39/t for ore and $0.35/t for waste rock, based on an emulsion unit cost of $89.00 per 100kg. Blasting costs also include contractor labour costs for mixing, delivering explosives to the blast holes and loading explosives into the blast holes.

21-18

Labour
Labour requirements have been estimated on an annual basis to support the mine plan developed in this Study. Mine salaried and hourly personnel positions and headcounts were presented in Section 16 of this Report. Table 21.9 presents the mine salaried and hourly personnel annual wages and salary, including fringe benefits for the various positions and functions. Salaried personnel base salaries were estimated by BBA based on local competitive salaries. Base salary for hourly workforce is based on 2012 Collective Bargaining Agreements in the region. Benefits were estimated as a percentage of base salary.

21-19

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 21.9 : Mine Personnel Annual Compensation

Mine Salaried Personnel	Annual Salary and Benefits
Operations	
Mining Manager	$238,400
Mine Superintendant	$116,480
General Mine Foreman	$101,920
Mine Shift Foreman	$87,360
Blaster	$72,800
Dispatcher	$114,800
Training Foreman	$87,360
Production/Mine Clerk	$72,800
Secretary	$50,960
Maintenance	
Maintenance Superintendant	$116,480
Maintenance Planner	$71,344
Mechanical/Industrial Engineer	$86,632
Mine Maintenance Foreman	$86,632
Mechanical Foreman	$86,632
Electrical Foreman	$86,632
Mine Maintenance Trainer	$86,632
Maintenance Clerk	$71,344
Engineering	
Chief Engineer	$131,040
Senior Mine Planning Engineer (Long Term)	$116,480
Planning Engineer (Short Term)	$87,360
Pit Engineer	$87,360
Geotechnical Engineer	$87,360
Blasting Engineer	$87,360
Env./Water Management Eng.	$87,360
Mine Surveyor	$58,240
Geology	
Chief Geologist	$116,480
Senior Geologist (Long Term)	$101,920
Geologist	$101,920
Grade Control Geologist	$87,360
Mine Hourly Personnel	**Annual Wages and Benefits**
Operations	
Shovel Operators	$114,194
Loader Operators	$114,194
Haul Truck Operators	$109,339
Drill Operators	$109,339
Dozer Operators	$109,339
Grader Operators	$109,339
Water Truck Operator/Snow Plow/Sanding	$109,339
Other Auxilliary Equipment	$109,339
General Labour	$99,560
Janitor	$99,560
Dewatering	$109,339
Field Maintenance	
Field Gen Mechanics	$122,532
Field Welder	$122,532
Field Electrician	$124,207
Shovel Mechanics	$122,532
Shop Maintenance	
Shop Electrician	$124,207
Shop Mechanic	$122,532
Mechanic Helper	$109,339
Welder/Machinist	$122,532
Lube/Service Truck	$109,339
Electronics Technician	$129,431
Tool Crib Attendant	$109,339
Janitor	$99,560
Millwright	$122,532

December 2012 21-20

21-20

Services and Miscellaneous
This element includes costs for items such as clearing and topsoil removal, an allowance for mine dewatering, reclaiming of ROM ore from stockpile for process throughput optimization as well as for management of hard ore and an allowance for contracted services for drilling, sampling and testing ore hardness as part of the mine planning strategy.

Equipment Leasing
It is assumed that all mine equipment required for pre-stripping and for the first year of operation will be leased by Alderon. The value of the equipment to be leased was estimated at $158.3M. Annual lease payments were calculated based on a 7% interest rate and lease duration of seven years. These lease terms have been estimated based on experience on other projects. It has been assumed that at the end of the lease, the equipment will belong to Alderon.

21.3.2	Processing Operating Costs
Table 21.10 presents the average ore processing operating cost which have been estimated to be $6.41/t. These are the average operating costs associated with converting ore from the crusher to concentrate loaded into railcars for a full year of operation for the nominal concentrate production rate. On an annual basis, over the life of the operation, some adjustments have been made to account for variable concentrate production as well as for added operating costs related to increased power consumption brought about by the addition of tailings pumping booster stations in consideration of the phased tailings management strategy adopted. The average processing of operating costs over the life of the operation is estimated at $6.51/t of dry concentrate produced.

21-21

Table 21.10 : Kami Ore Processing Operating Cost Estimate

The major processing operating cost elements are as follows:

Labour
Labour requirements to support ore processing operations have been estimated based on Alderon’s experience and BBA’s reference projects. Table 21.11 presents the concentrator salaried and hourly personnel annual wages and salary, including fringe benefits for the various positions and functions. Salaried personnel base salaries were estimated by BBA based on local competitive salaries. Labour costs have been estimated based on local competitive rates. Base salary for hourly workforce was based on 2012 Collective Bargaining Agreements in the region. Benefits were estimated as a percentage of base salary and include overtime premiums to cover vacation relief.

21-22

Table 21.11 : Concentrator Personnel Annual Compensation and Headcount

21-23

Electricity
An electrical load list was developed for the Kami site and is presented in Section 18 of this Report. This list indicates the annual estimated power consumption for the various site areas as well as the overall plant-wide power demand. The power consumption for the crusher, the AG mill and the regrind ball mill was estimated from ore grindability data. Pumping, conveying and auxiliary power consumption was derived from the motor list associated with the mechanical equipment list developed in this Study. The price of electricity used for this Study is $0.055 per kWh. This price was derived based on Alderon’s preliminary discussions with local authorities.

Fuel Oil
Building heating and concentrate drying is done with steam that is produced using oil-fired boilers (#2 fuel oil). The price of fuel was estimated at $1.02 per liter based on information obtained from the Supplier and includes cost of transportation by rail from Sept-Îles to Labrador City and transportation on site from the unloading tank farm to the boiler facility fuel tanks.

Liners, Grinding Media, Reagents and Consumables
Consumptions and unit prices were estimated by BBA using a variety of sources including experience on similar projects, operating data and Vendor information.

Maintenance
Maintenance costs were estimated as a factor of 3% of equipment capital cost.

21.3.3	General Kami Site Infrastructure Operating Costs
General Kami site infrastructure costs have been estimated to be $0.34/t of dry concentrate produced. These costs include costs for heating areas outside of the processing area as well as an allowance for general upkeep of the site.

21.3.4	Sales, General and Administration
The Sales, General and Administration (SG&A) element of operating costs was estimated to be $1.50/t of dry concentrate produced. This ‘all-in’ cost estimate was provided by Alderon based on the corporate structure envisioned to support operation as well as the overall business and

21-24

includes costs for the Kami on-site administrative and support staff based on the indicated personnel list shown in Table 21.12. Furthermore, costs related to Alderon’s corporate head office, regional offices and expenses related to the operation of these offices are also included.

Table 21.12 : Kami Site Administrative Personnel Annual Compensation
Site Administrative and Support Personnel	Count
General Manager	1
Secretary	1
HR Manager	1
HR Agents	2
Accounting	1
Payroll	2
H&S Coordinator	1
Health and Safety Agents	2
Purchasing	2
Warehouse Attendants	2
IT Technician	2
Training Coordinator	1
Environmental Engineer	1
Security Guard	4
First Aid	2
TOTAL	25

21.3.5	Tailings and Water Management and Environmental
Annual operating costs averaged over the LOM related to tailings and water management have been estimated by Stantec and Golder to be $0.52/t of dry concentrate. These include costs for TMF operations, red water treatment, as well as ammonia treatment of mine water prior to discharge to the environment.

21.3.6	Concentrate Transportation – Rail
Concentrate transportation by rail from the Kami site to the Pointe-Noire Terminal was estimated by Stantec and the average operating cost estimated over the life of the operation is $13.33/t of dry concentrate produced. This cost includes the financing costs associated with leasing of railcars.

21-25

This cost is highly dependent on final negotiations between Alderon and QNS&L and Alderon and CFA. For this Study, Stantec assumed a unit rate cost of $9.50/t of dry concentrate and $2.50/t of dry concentrate respectively for service from QNS&L and CFA. As is typically the case for these types of contracts, an up-front payment to both carriers is assumed, which is discounted on the base price on a per ton basis up until the up-front payment is recovered. For this Study, it was assumed that the up-front payments to QNS&L and CFA are respectively $50M and $15M and these payments would be recovered by Alderon over five years.

Other costs related to rail transportation include costs such as railcar maintenance, logistics personnel, etc.

As mentioned, the initial railcar fleet, consisting of 505 gondola railcars and 18 fuel tanker cars will be leased by Alderon. The value of the equipment, as estimated by Stantec, is $50.6M. Annual lease payments were calculated based on a 7% interest rate and lease duration of ten years. At the end of the lease period, the railcars will belong to Alderon.

21.3.7	Concentrate Handling and Ship Loading
For this Study, Stantec estimated the operating costs for the Pointe-Noire Terminal, which starts with the unloading of concentrate railcars and ends with the conveying of reclaimed concentrate up to the Port of Sept-Îles common ship loading conveyor. The costs for ship loading services were provided by Alderon based on their agreement with the Port of Sept-Îles. The Operating Cost Estimate covering the aforementioned elements was estimated to be $2.86/t of dry concentrate averaged over the life of the operation.

21-26

22. ECONOMIC ANALYSIS
The economic evaluation of the Kami Iron Ore Project was performed using a discounted cash flow model on both a pre-tax and after tax basis. The Capital and Operating Cost Estimates presented in Section 21 of this Report were based on the mining and processing plan developed in this Study to produce an average 8.0 Mt of concentrate annually over the life of the mine (LOM). The Internal Rate of Return (IRR) on total investment was calculated based on 100% equity financing, even though Alderon may decide to finance part of the Project with debt financing. The Net Present Value (NPV) was calculated for discounting rates between 0% and 10%, resulting from the net cash flow generated by the Project. The Project Base Case NPV was calculated based on a discounting rate of 8%. The payback period based on the undiscounted annual cash flow of the Project is also indicated as a financial measure. Furthermore, a sensitivity analysis was also performed for the pre-tax Base Case to assess the impact of a +/-15% variation of the Project initial capital cost, annual operating costs, price of iron ore concentrate and annual production (increase and decrease in concentrate weight recovery).

The Financial Analysis was performed with the following assumptions and basis:

▪	The Project Execution Schedule developed in this FS, considering key project milestones.
▪	The Financial Analysis was performed for the entire LOM for the Mineral Reserve estimated in this Study. Operations are estimated to span over a period of approximately 30 years.
▪
The price of concentrate loaded in ship (FOB) at Port of Sept-Îles used in this Financial Analysis is $107/t for the first five years of production and $102/t thereafter. The commodity price was derived from a forecasted medium and long-term Platts Index price as discussed in Section 19 of this Report and adjusted to account for the following factors:

-	A premium was applied as described in Section 19 of this Report to account for the Kami concentrate grade of 65.2% Fe.
-
A priced discount of 5% was applied to 60% of the sales volume, in accordance with the Hebei Agreement, as discussed in Section 4 and Section 19 of this Report. The remaining 40% volume is assumed to be sold at the undiscounted price.

22-1

-	Shipping costs from Port of Sept-Îles to the Chinese port are assumed to be in the order of $20/t of dry concentrate, as estimated by BBA, based on limited, publicly available data.
-	No other quality-based premium or penalty was considered.

▪
Commercial production startup is scheduled to begin in late Q4-2015. The first full year of production is therefore 2016 and it is assumed that this is a ramp-up year with concentrate production at 85% of nominal LOM production. Normal production is assumed thereafter.

▪	All of the concentrate is sold in the same year of production.
▪	All cost and sales estimates are in constant Q4-2012 dollars (no escalation or inflation factor has been taken into account).
▪
The Financial Analysis includes $20.7M in working capital, which is required to meet expenses after startup of operations and before revenue becomes available. This is equivalent to approximately 30 days of Year 1 operating expenses.

▪
All project related payments, disbursements and irrevocable letters of credit incurred prior to the effective date of this Report are considered as sunk costs and are not considered in this Financial Analysis. Disbursements projected for after the effective date of this Report but before the start of construction are considered to take place in pre-production Year 2 (PP-2) however, it is expected that certain disbursements will be incurred prior to this year.

▪	A 3% gross sales royalty is payable to Altius.
▪
An off-take sales fee is payable to the finder engaged to identify Hebei to Alderon and to assist with the conclusion of the transaction with Hebei. This fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.

▪	US Dollar is considered at par with Canadian Dollar.

This Financial Analysis was performed by BBA on a pre-tax basis. Alderon Management provided the after-tax economic evaluation of the Project, which was prepared with the assistance of an external tax consultant.

22-2

Table 22.1 presents the undiscounted cash flow projection for the Project. BBA assumed that the initial capital cost disbursement is distributed 40%-50%-10% in Years PP2, PP1 and Year 1, respectively. This is an assumption and the actual distribution of capital costs may be different.

22-3

Table 22.1 : Kami Project Table of Undiscounted Cash Flow

Alderon Iron Ore Corp.
Feasibility Study NI 43-101 Technical Report

Table 22.1 : Kami Project Table of Undiscounted Cash Flow

Alderon Kami Project - Cash Flow (M$ CAD) All $ in $CND (1$ CND = 1$ US)																																	
Year	PP-2	PP-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	Total
Concentrate Production (Mt)			6.89	8.24	8.25	8.09	8.21	8.20	8.16	7.91	7.53	7.94	8.17	8.35	7.97	7.90	7.96	8.00	7.97	8.25	8.42	8.36	7.88	7.70	7.73	7.85	7.88	7.90	7.95	7.98	8.13	3.12	234.9
Concentrate Selling Price ($/t)			$107.00	$107.00	$107.00	$107.00	$107.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.00	$102.84
Gross Revenue from Sales (M$)			$737.6	$881.8	$882.7	$866.0	$878.4	$836.4	$832.6	$806.6	$768.2	$810.3	$833.5	$851.2	$812.6	$805.7	$812.4	$815.6	$812.9	$841.5	$859.0	$853.0	$803.4	$785.4	$788.7	$801.1	$803.8	$806.0	$811.4	$814.3	$829.1	$317.8	$24,159.2
Operating Expenses																																	
Mining			$90.0	$104.4	$120.6	$139.7	$142.5	$135.0	$131.6	$134.7	$130.1	$141.0	$145.2	$147.9	$167.6	$156.6	$139.1	$129.6	$131.3	$144.0	$175.7	$192.0	$197.4	$173.5	$150.6	$136.9	$123.6	$117.6	$101.4	$95.7	$94.3	$20.7	$4,010.3
Processing		$3.0	$45.8	$51.9	$51.9	$51.6	$51.8	$52.3	$52.2	$51.8	$51.1	$51.8	$52.5	$52.8	$52.2	$52.1	$52.2	$52.2	$52.2	$52.7	$53.0	$52.9	$52.0	$51.7	$51.8	$52.0	$52.0	$52.1	$52.2	$52.2	$52.5	$21.4	$1,529.8
General Kami Site		$0.2	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7	$0.9	$79.3
Sales, General and Administration		$0.0	$10.3	$12.4	$12.4	$12.1	$12.3	$12.3	$12.2	$11.9	$11.3	$11.9	$12.3	$12.5	$11.9	$11.8	$11.9	$12.0	$12.0	$12.4	$12.6	$12.5	$11.8	$11.5	$11.6	$11.8	$11.8	$11.9	$11.9	$12.0	$12.2	$4.7	$352.4
Environmental and Tailings Management			$3.23	$4.27	$4.27	$4.22	$4.26	$4.25	$4.24	$4.15	$4.02	$4.17	$4.25	$4.31	$4.17	$4.15	$4.17	$4.18	$4.17	$4.27	$4.33	$4.31	$4.14	$4.08	$4.09	$4.13	$4.14	$4.15	$4.17	$4.18	$4.23	$1.63	$122.36
Rail Transportation	$72.2	$72.2	$78.4	$81.3	$91.4	$112.5	$113.9	$113.8	$113.4	$110.2	$105.5	$103.4	$106.3	$108.4	$103.7	$102.9	$103.7	$104.1	$103.8	$107.3	$109.4	$108.6	$102.6	$100.4	$100.8	$102.3	$102.7	$102.9	$103.6	$103.9	$105.7	$41.2	$3,130.5
Port and Pointe-Noire Terminal Facilities	$2.5	$3.4	$21.1	$21.5	$21.5	$21.5	$21.5	$21.5	$21.5	$21.4	$21.3	$21.4	$21.5	$21.5	$21.9	$23.5	$23.5	$23.6	$23.5	$23.7	$23.8	$23.7	$23.5	$23.4	$23.4	$23.5	$23.5	$23.5	$23.5	$23.5	$23.6	$9.9	$872.0
Total Operating Expenses	$2.5	$70.0	$251.5	$288.5	$304.0	$344.4	$349.0	$341.9	$337.9	$336.8	$326.1	$336.6	$344.7	$350.2	$364.3	$353.7	$337.3	$328.3	$329.6	$347.0	$381.5	$396.0	$394.1	$367.4	$345.0	$333.3	$320.5	$314.0	$298.4	$294.2	$295.3	$108.4	$9,905
Royalties	$0.0	$0.0	$22.3	$27.9	$29.1	$28.5	$28.9	$27.5	$27.4	$26.6	$25.3	$26.7	$25.0	$25.5	$24.4	$24.2	$24.4	$24.5	$24.4	$25.3	$25.8	$25.6	$24.1	$23.6	$23.7	$24.0	$24.1	$24.2	$24.3	$24.4	$24.9	$9.5	$746.0
Operating Profit	-$2.5	-$70.0	$463.8	$565.4	$548.0	$493.1	$500.4	$467.0	$467.3	$443.2	$416.8	$447.0	$463.8	$475.5	$423.9	$427.8	$450.7	$462.8	$458.9	$469.6	$451.7	$430.6	$385.1	$394.4	$420.1	$443.8	$459.3	$467.1	$487.6	$495.7	$508.9	$199.8	$13,508.6
Capital Costs																																	
Mining (Including Pre-Stripping)		$52.7	$0.0	$16.4	$42.4	$21.2	$1.2	$0.0	$24.4	$21.3	$14.4	$10.7	$27.3	$35.3	$72.0	$23.9	$0.0	$6.7	$0.0	$6.0	$17.0	$42.7	$43.5	$14.3	$14.3	$0.0	$6.7	$0.0	$0.0	$0.0	$0.0	$0.0	$514.5
Concentrator and Site Infrastructure		$953.6	$71.5	$57.3	$3.1	$7.8	$6.9	$18.0	$3.7	$0.0	$0.0	$0.9	$4.1	$0.0	$0.0	$0.0	$0.0	$2.7	$0.0	$4.7	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1,134.2
Rail Transportation		$80.7																															$80.7
Pointe-Noire Terminal Facility		$185.9																															$185.9
Total Capital Costs		$1,272.9	$71.5	$73.6	$45.4	$29.0	$8.1	$18.0	$28.1	$21.3	$14.4	$11.6	$31.4	$35.3	$72.0	$23.9	$0.0	$9.4	$0.0	$10.7	$17.0	$42.7	$43.5	$14.3	$14.3	$0.0	$6.7	$0.0	$0.0	$0.0	$0.0	$0.0	$1,915
Rehabilitation and Closure Costs		$48.1																															$48.1
Cash Flow (Undiscounted)																																	
Total Operating Expenses + Royalties (M$)	$2.5	$70.0	$273.8	$316.4	$333.0	$372.9	$377.9	$369.4	$365.3	$363.4	$351.4	$363.2	$369.7	$375.8	$388.7	$377.9	$361.7	$352.0	$354.0	$372.3	$407.3	$422.4	$410.3	$391.0	$368.6	$357.3	$344.6	$338.9	$323.0	$318.6	$320.1	$118.0	$10,650.6
CAPEX Disbursement incl. Rehab (M$)	$509.2	$694.5	$198.8	$73.6	$45.4	$29.0	$8.1	$18.0	$28.1	$21.3	$14.4	$11.6	$31.4	$35.3	$72.0	$23.9	-$	$9.4	-$	$10.7	$17.0	$42.7	$43.5	$14.3	$14.3	-$	$6.7	-$	-$	-$	-$	-$	$1,963.4
Working Capital			$20.7																													-$20.7	$0.0
Annual Cash Flow ('000$)	-$511.7	-$763.3	$244.3	$491.8	$503.4	$464.1	$492.3	$448.9	$439.2	$421.8	$402.3	$435.4	$432.4	$440.2	$352.0	$403.9	$450.7	$453.4	$458.9	$458.9	$434.7	$388.0	$341.6	$380.1	$405.8	$443.8	$452.6	$467.1	$487.6	$495.7	$508.9	$220.5	$11,545.2
Cumulative Cash Flow ('000$)	-$511.7	-$1,275.0	-$1,030.6	-$538.8	-$35.4	$428.7	$921.0	$1,369.9	$1,809.1	$2,230.9	$2,633.2	$3,068.7	$3,501.1	$3,941.3	$4,293.2	$4,697.1	$5,147.8	$5,601.2	$6,060.0	$6,519.0	$6,953.6	$7,341.6	$7,683.2	$8,063.3	$8,469.1	$8,912.9	$9,365.5	$9,832.5	$10,320.1	$10,815.8	$11,324.7	$11,545.2	

December 2012 22-4

22-4

A discount rate is applied to the cash flow to derive the NPV for each discount rate. The payback period is presented for the undiscounted cumulative NPV. The NPV calculation was done at 0%, 5%, 8% and 10%. The Base Case NPV was assumed at a discount rate of 8% following discussions with Alderon. Table 22.2 presents the results of the Financial Analysis for the Project, based on the assumptions and cash flow projections presented previously.

Table 22.2 : Financial Analysis Results
IRR =	29.3%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$11,545M	3.1
5%		$5,030M	3.5
8%		$3,244M	3.8
10%		$2,461M	4.0

As can be seen, the Project is forecasted to provide a before-tax IRR of 29.3%. At the Base Case discount rate of 8%, NPV is $3,224M and the Payback period is 3.8 years after the start of production.

22.1 Taxation
The Project is subject to three levels of taxation, including federal income tax, provincial income tax and provincial mining taxes. The following information regarding project taxation was provided by Alderon and was not verified by BBA.

▪	Income tax is payable to the Federal Government of Canada pursuant to the Income Tax Act (Canada). The applicable federal income tax rate is 15% of taxable income.
▪
Income tax is payable to the Government of Newfoundland and Labrador under the Income Tax Act, 2000 (Newfoundland and Labrador). The applicable provincial income tax rate in Newfoundland and Labrador is 14% of taxable income.

▪	The Revenue Administration Act (Newfoundland and Labrador) imposes the following taxes on operators of mines in Newfoundland and Labrador:
-	A 15% tax on taxable income.

22-5

¦
Taxable income of the Operator is calculated as net income, less the greater of 20% of the net income (if positive) and amounts paid to a person who receives royalties subject to the mineral rights tax. The applicable tax rate in 2012 is 15%. Net income is the gross revenue of the taxpayer less all expenses reasonably incurred in mining operations, processing, and smelting. Operators can also claim allowances for depreciation and processing. This processing allowance is the minimum of 8% of the cost of the processing facility and 65% of income before the processing allowance. A credit is available against the 15% tax on taxable income for a year. The credit applies for ten consecutive years beginning in the year in which commercial production is achieved. The cumulative amount of the credit cannot exceed $20 million. The amount of the credit for a year is the lesser of $2 million and corporate income tax payable under the Income Tax Act, 2000 (Newfoundland and Labrador) for the year.

-	A 20% tax on amounts taxable.
¦
A 20% tax applies to amounts taxable, which are calculated as 20% of the net income (as determined above under “Tax on Taxable Income”), if positive, minus amounts paid to a person who receives royalties subject to the mineral rights tax.

-	A 20% mineral rights tax.

Mineral rights tax is applicable where a person receives consideration, including rent and royalties that are contingent upon production of a mine, or computed by reference to the production from a mine, for the grant or assignment of any right issued under the Mineral Act (Newfoundland and Labrador). The annual tax is 20% of the net revenue received in the year in excess of $200,000. Where the consideration received is from an operator and the net revenue of the person in that year is $100,000 or less, no mineral rights tax is payable. Where net revenue in a year is greater than $100,000 and less than $200,000, the tax payable is 40% of net revenue in excess of $100,000.

After tax project financial performance is presented in Table 22.3. It is based on a number of assumptions including the following:

22-6

▪	The Project is held 100% by a corporate entity and the after tax analysis does not attempt to reflect any future changes in corporate structure or property ownership.
▪	Assumes 100% equity financing and therefore does not consider interest and financing expenses.
▪	The gross sales royalty and off-take sales fee are treated as royalties subject to deduction for provincial tax purposes.
▪	Rehabilitation and closure costs will be incurred after production Year 30.
▪	Actual taxes payable will be affected by corporate activities and current and future tax benefits have not been considered.

Table 22.3 : After Tax Financial Analysis Results
IRR =	23.1%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$7,025M	3.4
5%		$2,977M	4.0
8%		$1,858M	4.5
10%		$1,363M	4.9

As can be seen, on an after tax basis, the Project is forecasted to provide an IRR of 23.1%. At the Base Case discount rate of 8%, NPV is $1,858M and the payback period is 4.5 years after the start of production.

22.2 Sensitivity Analysis
The sensitivity of NPV and IRR was done for the Base Case discounting of 8% on parameters that are deemed to have the biggest impact on project financial performance as follows. Results are presented in Table 22.4, as well as in Figure 22.1 and Figure 22.2.

▪	Estimated initial capital costs +/-15;
▪	Assumed commodity selling price +/-15%;
▪	Estimated operating costs +/-15%;
▪	Estimated concentrate production +/-15%, assuming an equivalent reduction in concentrate weight recovery at the same concentrate Fe and SiO2 grade.

22-7

Table 22.4 : Sensitivity Analysis Table (Before Tax)
	Base Case	Initial CAPEX		Selling Price		OPEX		Production (Reduced Wt. Rec)
		+15%	-15%	+15%	-15%	+15%	-15%	+15%	-15%
		$1,464M	$1,082M	$123-$117/t	$91-$87/t	$48.50/t	$35.85/t	9.2 Mt/y	6.8 Mt/y
IRR	29.3%	26.0%	33.5%	36.4%	21.8%	26.2%	32.3%	35.5%	22.8%
	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV	NPV
0%	$11,545M	$11,354M	$11,736M	$15,002M	$8,089M	$10,060M	$13,031M	$14,550M	$8,540M
5%	$5,030M	$4,845M	$5,214M	$6,746M	$3,313M	$4,297M	$5,763M	$6,524M	$3,535M
8%	$3,244M	$3,063M	$3,425M	$4,475M	$2,013M	$2,721M	$3,766M	$4,317M	$2,171M
10%	$2,461M	$2,282M	$2,640M	$3,477M	$1,445M	$2,031M	$2,890M	$3,346M	$1,575M
Please note that this Financial Analysis is before tax.

22-8

Figure 22.1 : Sensitivity Analysis Graph for IRR

22-9

$4,800 M
$4,600 M
$4,400 M
$4,200 M
$4,000 M
$3,800 M
$3,600 M
$3,400 M
$3,200 M
$3,000 M
$2,800 M
$2,600 M
$2,400 M
$2,200 M
$2,000 M
$4,475 M
$4,317 M
$3,766 M
$3,425 M
$3,063 M
$2,721 M
$2 171 M
$2 013 M
CAPEX (+/-15%)
OPEX (+/-15%)
SP (+/-15%)
PROD (+/-15%)

Figure 22.2 : Sensitivity Analysis Graph for NPV

22.3 Risk Analysis and Management

22.3.1	Scope
The Risk Analysis for this Project was performed by BBA under the guidance of Alderon. The Risk Register, previously developed as part of the Preliminary Economic Assessment Study, was carried through to the Feasibility Study (FS) and updated based on the current assessment of risks associated within the Project. The format of the Risk Register as well as the scope for qualifying project risks were changed and developed in more detail.

Risk Management is a continuous process that is performed over the full life-cycle of a project. Therefore, Risk Management is only complete when the Project is complete. Consequently, the data and information presented in this Report is a snapshot of the project risk profile, as understood on the effective date of this Report. It will be noted that because of the continuous nature of the Risk Management process, many open risk issues exist at this time. A review of the Risk Register will show that not all risks have been fully evaluated nor are they accompanied by well-defined mitigation plans or actions since these are to be updated

22-10

regularly. The Risk Register is thus transferred into the next phase of engineering to Alderon’s EPCM Contractor who will be responsible for addressing Risk Management going forward.

22.3.2	Risk Assessment Methodology
Risk identification is the process of examining the various project elements and each critical process in order to identify and document any associated potential risks. For the Risk Analysis performed during the FS, risks were classified in the following categories:

▪	Strategic;
▪	Commercial;
▪	Environmental;
▪	Governmental/Political;
▪	Technical;
▪	Mining;
▪	Mineral Resources;
▪	Process;
▪	Aboriginal;
▪	External Stakeholders;
▪	Health and Safety (HSE).

A meeting to update the PEA Risk Register was held in Montreal, Québec on January 30th, 2012, with the participation of BBA, Stantec and Alderon. During the course of the Study, new risks were identified by the various parties involved and were added in the Risk Register. A second review was conducted on June 7th, 2012. The Risk Register was updated right up to the effective date of this Report.

The methodology used for assessing risk is based on assigning a rating for consequence resulting from the risk if it were to materialize and a rating for probability reflecting the likelihood that a risk will materialize. Table 22.5 and Table 22.6 present the risk ratings used to assess risks for the Project. A risk severity rating, obtained by multiplying the consequence rating by the probability rating is then determined and is used to classify risks by their severity and to help orient priorities for mitigation. Table 22.7 shows how the risk consequence/probability matrix can be used as a planning tool to help orient risk management efforts.

22-11

Table 22.5 : Basis for Consequence Rating
Rating	Consequences
	Health & Safety	Environment	Regulatory	Image & Reputation	Financial Impact	Facility Integrity	Project Performance	Employees
5 Critical	▪Fatality of staff, contractor or the public	▪Long-term environmental damage (5 years or longer), requiring >$5 million to study or correct or in penalties	▪ Regulatory intervention and prosecution possible	▪Damage to corporate reputation at international level; raised in international media ▪ Major loss of shareholder, political or community support	▪Direct loss or increased cost > $100 million ▪Estimating error or capital loss > $50 million ▪Fraud > $5 million	▪Major unacceptable system, asset, integrity or condition problem ▪Failure to achieve critical system, asset or performance goals	▪Time-critical project misses major milestone or deadline >6 months ▪Failure to achieve critical system, asset or performance goals	▪A large number of senior managers or experienced employees leave the company.
4 Major	▪Serious injury or occupational illness (non-recoverable) or permanent major disabilities (acute or chronic)	▪Medium-term (1-5 yr) environmental damage, requiring $1 to 5 million to study or correct	▪Breach of licences, legislation, regulation or corporate mandatory standards	▪Damage to corporate reputation at national level; raised in national media ▪Significant decrease in shareholder, political or community support	▪Direct loss or increased cost of $50-100 million ▪Estimating error or capital loss of $5-50 million ▪Fraud $1-5 million	▪Failure to achieve some system, asset, integrity or condition targets ▪Failure to achieve some performance targets	▪Time-critical project misses major milestone or deadline by 3-6 months ▪Failure to achieve some performance targets	▪Some senior managers or experienced employees leave ▪High turnover of experienced employees ▪ Company not perceived as an employer of choice
3 Moderate	▪Lost time or restricted duties injury or occupational illness (recoverable)	▪Short-term (<1 yr) environmental damage, requiring up to $1 million to correct	▪Breach of standards, guidelines or impending legislation. Subject raised as corporate concern through audit findings or voluntary agreements	▪Adverse news in state or regional media. Decrease in shareholder, political, or community support	▪Direct loss or increased cost of $10–50 million ▪Estimating error or capital loss of $1-5 million ▪Fraud $0.25-1 million	▪Some reduction in system, asset, integrity or condition ▪Some reduction in performance	▪Time-critical project misses major milestone or deadline by 1-3 months ▪Some reduction in performance	▪Poor reputation as an employer. Widespread employee attitude problems ▪High employee turnover
2 Minor	▪Medical treatment or first aid injury ▪No lost time or occupational illness	▪Environmental damage, requiring up to $250,000 to study or correct	▪Breach of internal procedures or guidelines	▪Adverse news in local media. Concerns on performance raised by shareholders, government or the community	▪Direct loss or increased cost of $1-10 million ▪Estimating error or capital loss of $0.25-1 million ▪Fraud $0.1-0.25 million	▪Minor system, asset, integrity or condition degradation ▪Minor performance degradation	▪Time-critical project misses major milestone or deadline by <1 month ▪Minor performance degradation	▪General employee morale and attitude problems ▪Increase in employee turnover
1 Insignificant	▪No injury	▪Negligible environmental impact, managed within operating budgets	▪No breach of licences, standards, guidelines or related audit findings	▪Public awareness may exist, but there is no public concern	▪Direct loss or increased cost below $1M ▪Negligible estimating error or capital loss ▪Negligible fraud	▪Negligible system, asset, integrity or condition impact ▪Negligible performance impact	▪Negligible milestone or deadline delay ▪Negligible performance impact	▪Negligible or isolated employee dissatisfaction

22-12

Table 22.6 : Basis for Probability Rating
Rating		Basis for Probability Rating
		Judgement	Frequency	Experience
5	Almost certain or Frequent	Expected to occur	Very high, may occur at least several times per year	A similar outcome has arisen several times per year in local operations
4	Likely or Probable	More likely to occur than not occur	High, may occur about once a year	A similar outcome has arisen several times per year in the company worldwide or broader industry
3	Possible or Occasional	As likely to occur as not to occur	Possible, may occur at least once in a one to ten year period	A similar outcome has arisen at some time previously in local operations
2	Unlikely or Remote	Not impossible, more likely not to occur than to occur	Not impossible, likely to occur during the next ten to twenty five years	A similar outcome has arisen at some time previously in the company worldwide or broader industry
1	Rare or Improbable	Very unlikely to occur	Very low, very unlikely during the next twenty five years	No experience of this happening in the broader worldwide industry but is theoretically possible

Table 22.7 : Basis for Risk Severity
Probability
Consequence		Rare 1	Unlikely 2	Possible 3	Likely 4	Almost Certain 5
5
	Critical	Medium	Medium	High	Very High	Very High
4	Major	Low	Medium	High	High	Very High
3	Moderate	Low	Medium	Medium	High	High
2	Minor	Low	Low	Medium	Medium	Medium
1	Insignificant	Low	Low	Low	Low	Medium

22-13

For each risk identified, an entry was made in the master Risk Register and the following attributes were recorded for each risk:

▪	A risk number;
▪	A risk category;
▪	A risk description;
▪	The date that the risk was identified;
▪	The consequence rating and the probability rating;
▪	The severity rating, defined as the consequence rating multiplied by the probability rating was calculated.
▪	A risk response indicating how a risk is to be handled was selected among the following categories: Accept, Avoid, Mitigate or Watch;
▪	A risk owner from the Alderon team was assigned to each risk identified;
▪	For risk actions classified as ‘Mitigate’, a description of the mitigation or contingency plan was entered in the Risk Register;
▪	A revised consequence rating and probability rating was entered for the identified risk after mitigation.
▪	A target completion date was entered if applicable.
▪	A status of the risk was entered to indicate risks that are active and risks that are closed.

22.3.3	Results of Risk Analysis
During the risk review process, a total of about 97 risks were identified. Table 22.8 presents a summary of the major risks identified for the Project that have a potentially significant impact on the Project Execution Schedule, CAPEX, OPEX, and product quality/production rate. The table also shows the number of risks identified for each category. Table 22.9 and Table 22.10 present the distribution of risk severity rating before and after mitigation actions identified in the Risk Register. These mitigations are to be implemented during the course of the next phase of engineering.

22-14

Table 22.8 : Risk Register Summary of Predominant Risk Categories
No.	Risk Item	Strategic	Commercial	Environmental	Governmental / Political	Technical	Mining	Resources	Process	Aboriginal	External Stakeholders	Health and Safety (HSE)
	COUNT (number of risks per Category)	9	11	11	18	7	7	3	20	5	5	1
1	Environmental & Construction Permits	●	●	●	●					●	●
2	Nalcor Power Line Construction		●		●
3	EPCM Contractor Execution	●				●
4	Construction Labour Availability & Competence					●						●
5	Complex Geology					●	●	●	●		●
6	Ore hardness (reduced throughput)		●					●	●
7	Fe recovery (reduced production)							●	●
8	Concentrate particle size (finer)		●						●
9	Winter handling problems due to moisture								●
10	Higher Mn levels than estimated		●						●
11	Mining operation unable to produce adequate ore type blend						●		●
12	Plant utilization target not attained		●						●

22-15

Table 22.9 : Risk Distribution in the Risk Severity Table before Mitigation

Before Mitigation		Probability
Consequence		Rare 1	Unlikely 2	Possible 3	Likely 4	Almost Certain 5
5
	Critical	6	11	13	4	2
4	Major	1	5	17	5	4
3	Moderate	0	11	12	2	0
2	Minor	1	0	0	0	1
1	Insignificant	2	0	0	0	0

Table 22.10 : Risk Distribution in the Risk Severity Table after Mitigation
After Mitigation		Probability
Consequence		Rare 1	Unlikely 2	Possible 3	Likely 4	Almost Certain 5
5
	Critical	5	8	3	0	5
4	Major	8	10	3	0	0
3	Moderate	6	8	3	1	0
2	Minor	0	5	0	0	0
1	Insignificant	4	0	0	0	0

22-16

A total of 15 risks had a severity factor of 16 or greater before mitigation. After mitigation, when applicable, eight risks remain with risk severity rating of 12 or greater. The most prominent ones are the following:

▪	Nalcor not able to supply power to the site in time for startup of operations, mitigated by Alderon maintaining engagement at the highest levels of government.
▪
Risk of major accident or fatality during construction, mitigated by ensuring that the selection of an EPCM contractor is heavily weighted on their historic performance and adequate systems for managing a project of this scale.

▪	Assumed pit slopes in bedrock too optimistic, leading to reduced Mineral Reserves and/or higher stripping ratios, mitigated by more drilling and engineering analysis prior to final design.
▪
Mine operation not able to adequately segregate hard ore for stockpiling and blending as well as to supply adequate feedstock with required blending of the various ore types to assure expected concentrator throughput, mitigated by optimizing mine plan with experienced personnel and increased ore stockpiling.

▪
One risk, with a risk severity rating of 20 and having a risk response of ‘Accept’ relates to the complexity of the ore body not allowing for collection of a representative bulk sample for pilot testwork. Also, the relatively small sample size for metallurgical testwork poses a risk related to sample representativity. If the samples tested are not sufficiently representative of the ore types and the ore body, actual throughput through the AG mill and Fe and weight recovery may differ from values developed in this Study.

22-17

23. ADJACENT PROPERTIES
The northern boundary of the Property is located approximately 6 km south of the Scully Mine of Wabush Mines, owned 100% by Cliffs Natural Resources Inc. ("Cliffs"). The Carol Lake operations owned by Rio Tinto subsidiary IOC, located north of Labrador City are approximately 18 km north of the Property. ArcelorMittal Mines Canada (AMCC) Mont-Wright facility is located 9 km west of the Property. The Property is also located approximately 10 km southeast of the Bloom Lake iron deposit recently purchased by Cliffs. All of these iron mines in the area extract similar iron mineralization as found at the Property, although for each deposit there are some variations in geology and the character of the mineralization.

Set out below is a brief description of the operations in the area. The information in this section has not been independently verified by the QPs who have prepared this Report and the information is not necessarily indicative of mineralization on the Property.

Wabush Mines’ Scully Mine has been in operation since 1965. Mining and concentrating takes place in Wabush, while the subsequent stage of pelletizing is done at a plant at Pointe-Noire on the St Lawrence River, west of Sept-Îles, Québec. The facility is reported to have an annual capacity in the order of six million long tonnes of pellets. Strathcona Mineral Services Limited ("Strathcona") completed a review of the Scully operation in 2006 for the government of Newfoundland and Labrador. In this Report, it is indicated that this operation faces two main challenges, namely, ore quality issues because of the manganese content in the ore, and significant dewatering requirements in the mining operations. Scully Mine ore consists dominantly of hematite with minor magnetite. Ore with more than 15% magnetite is excluded from Mineral Reserves because the processing plant cannot handle it.

AMMC is a major North American producer and marketer of a variety of iron ore products consisting of concentrates and several types of pellets. AMMC owns and operates the Mont-Wright Mine and concentrator in Fermont, a pellet plant and adjacent port facilities on the Gulf of St. Lawrence at Port-Cartier, Québec, and the railway, which transports iron ore concentrate to the pelletizing plant and for direct shipping.

The Mont-Wright operation which started production in 1975 consists of a concentrator and several open-pit mines. The iron formation that is mined at Mont-Wright has an average iron content of approximately 30% TFe. The magnetite content is normally less than 5% by weight, however, it may be higher locally, and magnetite must be blended into the mill feed. The level of contaminants (predominantly TiO2, Al2O3, Mn, P, Na2O, K2O) in the iron ore is generally low, but is higher adjacent to the amphibolite-specular hematite contacts. The marketplace considers Mont-Wright concentrate to be purer than the fines being shipped from Australia and Brazil. Current production is approximately 13.5 Mt of iron ore concentrate and pellets per year and a plant expansion which is currently under construction will bring capacity to approximately 24 Mt per year.

23-1

The Lac Hessé, Lac Moiré and Fire Lake deposits occur in this same immediate area and are held by AMMC. In addition, AMMC recently reacquired the magnetite-rich Mont-Reed deposit near Lac Jeannine. Lac Jeannine, at Gagnon, was QCM’s first operation in the area, but by April 1977 it had been depleted following production of 130 Mt of iron ore concentrate over a 17-year period. The Fire Lake deposit saw limited production from late 1974 into 1984, first by QCM, then by Sidbec-Normines Inc. Recent developments at Fire Lake included the 2006 extraction of approximately 1.3 Mt of crude ore for metallurgical and concentrator testing. This program began in June 2006.

The Bloom Lake Mine started commercial production in 2010 under its previous owner CLM. This facility has since been bought by Cliffs. The first phase of the operation, consisting of open-pit mining, crushing and grinding and gravity concentration was designed at a nominal concentrate production capacity of 8 Mt per year. A plant expansion is currently under construction with the objective of doubling production capacity.

IOC operates a mine, concentrator and a pelletizing plant in Labrador City, as well as port facilities located in Sept-Îles. The company, through its subsidiary QNS&L also operates a 420-kilometre railroad that links the mine to the port. IOC is the largest iron ore and pellet producer in Canada. In 2005, IOC celebrated fifty years of operation. Its first operation, in Schefferville, Québec, at Knob Lake, started in 1954 and ceased production in 1982. IOC’s Carol Lake operations, initially from the Smallwood Mine, opened in 1962. IOC recently announced its commitment to boost concentrate output from 18 to 23 Mtpa. Additional projects are envisaged to increase pellet production from 13.0 to 14.5 Mtpa.

23-2

24. OTHER RELEVANT DATA AND INFORMATION

24.1 Project Implementation and Execution Plan
This section of the Report provides a summary and general description of the Project Execution Plan upon which, the project schedule and the Capital Cost Estimate were developed.

The major project milestones are listed in Table 24.1:

Table 24.1 : Key Project Milestones
Major Milestones	Date
Start Feasibility Study	Aug-11
Interim Engineering & Planning Services Agreement	Aug-12
Start Detailed Engineering	Nov-12
NI 43-101 Feasibility Effective Date	Dec-12
Award EPCM Contract	Jan-13
AG Mill PO Award	Jun-13
Minister's Decision (EA Release)	Sep-13
Permit to Start Construction Available	Nov-13
Start Construction	Nov-13
First Concrete	Apr-14
First Structural Steel at Concentrator	Jul-14
Construction Completed	Aug-15
Power Availability (NL)	Sep-15
POV Completed	Sep-15
Full Handover to Operations	Nov-15

The Project Execution Schedule developed in this Study and described herein covers the period from the start of the FS to the end of commissioning. The major assumptions driving key milestones in the preliminary Project Execution Schedule are as follows:

▪	The FS is completed in December 2012.

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▪
The environmental assessment process began with project registration initiated with the submission of the project description in October 2011. Based on the expected duration of the various regulatory proceedings, it is expected that the permits, which will allow construction, will be issued in November 2013. No site work is anticipated prior to this date. Environmental assessment process, expected to last 24 months, is on the project execution critical path.

▪
Construction is set to start in November 2013, as soon as the permit is issued and is based on a construction schedule of 24 months including POV (Pre-Operational Verifications) and plant handover to operations. This is consistent with similar projects recently executed. It is assumed that the temporary camp facility for construction workers to be located off-site will be built and ready to receive personnel in a timely fashion.

To support the construction schedule, EPCM activities need to be executed as follows:
▪
EPCM services contractor was selected in August 2012. An Interim Engineering and Planning Services Agreement has been entered into with the contractor and the full EPCM Agreement is currently under negotiation.

▪
Procurement activities are based on delivery of long lead items such as the grinding mills, spirals and concentrate stacker/reclaimer at the port terminal. In budgetary quotes received during the FS, the longest lead times are in the order of 18 months. Some mining equipment may have longer lead times depending on the Supplier, and it is recommended that the EPCM contractor investigate this early in their mandate.

Engineering and Procurement
The Detailed Engineering phase began in November 2012 with the consolidation of the procurement specifications for the major equipment, including but not limited to mechanical and electrical long lead equipment prioritizing equipment that are critical to plant layout and structural design. This will allow for the major equipment orders to be placed on or about Q1 of 2013.

The first engineering drawings and specifications that will be issued for construction and scheduled for October 2013 are for site preparation and access roads. Concrete drawings for the concentrator will be completed in December 2013 for bid and March 2014 for construction.

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The major structural steel, siding and roofing drawings and specifications will be issued for bid in January 2014, and for fabrication and construction in April 2014.

The remainder of the engineering drawings for construction will be issued during the course of 2014.

Construction Camp
In order to allow for the start of construction of the temporary construction camp, the required camp Detailed Engineering and procurement activities will be ongoing in parallel to the plant Detailed Engineering. This camp was sized to accommodate 800 construction workers. The civil work will start in May 2013 for a first phase consisting of 250 rooms. The facility will be operational by the time the plant construction permit is delivered in November 2013. The camp will be built in phases based on the manpower curve developed for the Project. It is planned that the 800 rooms will be fully operational by March 2014.

It is expected that some EPCM staff, construction workers, contractor supervision and owner’s team members will be residing within the municipalities and not in the construction camp.

An analysis of the construction schedule as well as the estimated labour hours developed with the Capital Cost Estimate for the Project, considering only the Lab West site construction, including mine pre-stripping and rail line construction, led to the development of the manpower curve shown in Figure 24.1. This information was subsequently used to estimate the size of the construction camp.

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Figure 24.1 : Preliminary Construction Manpower Curve

Construction
When the construction permit will be issued in November 2013, a six km long winter road will be built from the existing road used to access the Property during exploration activities located west of Long Lake to the Rose deposit location and to the esker near the Waldorf River. Alderon needs to get the required permits ahead of construction to use this proposed access road. This road will provide initial and temporary access to the Property until such time that the permanent road work accessing the Property from the east is built. A mobile crusher (aggregate plant) will be installed by the mine operation in order to supply appropriate backfill material for the initial construction phases of the Project.

When the Rose deposit area will be accessible by the winter road, the mine pre-development activities will begin, which include clearing, grubbing, top soil removal and mine pre-stripping.

The site permanent access roadwork connecting to the Trans-Labrador Highway will be built from both ends of the Waldorf Crossing starting from the east. Material will be sourced at the esker. Starting from Wabush, material will be sourced within a 10 km radius of the road work.

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Site preparation work, i.e., clearing, grubbing, and top soil removal, will begin in each area as they become accessible.

In order to be able to start the construction of the tailings pond in 2014, as well as the roads and pads to the east side of the Waldorf River, a temporary Bailey type bridge will be installed to cross the waterbody.

Civil work contractors will initially use generators to produce required power for construction. A temporary overhead power line will be brought to site in a corridor along the winter access road prior to the start of concrete works. Power will be distributed as required to the crusher, the mine facilities area and taken across the Waldorf Crossing to the stockpile and concentrator area.

Concrete work in winter conditions will be minimized. The majority of the project concrete work will take place through summer 2014 starting in April of the same year. From that period until the end of winter 2015, the concrete supply will be from a portable concrete batch plant installed in between the crusher and the concentrator area, near the esker.

Steel erection is planned to start during the summer of 2014. The concentrator building shall be a closed shell by the end of 2014.

The overland conveyor foundations to the west side of the Waldorf Crossing will be built during the summer of 2014. The sleepers to the east side will be done as part of the conveyor installation.

The Waldorf arched-culvert bridge will be constructed during the spring and summer of 2014. Once installed, the bridge will serve as an additional crossing to complete the backfill on the east side of Long Lake. It will also allow completion of the installation of the overland conveyor that it supports. Mechanical installation of the overland conveyor will be starting in the fall of 2014, but the bulk of the equipment installation inside the process plant and the crusher will take place during the winter of 2015.

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POV will start during the spring of 2014 with the temporary power supply, considering that the permanent power line from Nalcor will only be available in September 2015. In order to meet the target production start date and considering the date that Nalcor will have power available, commissioning may be required to start with a high-power portable generator.

Permanent power will be available and the commissioning will be able to start with the main substation, followed by the utilities systems. Some systems may have to be commissioned using portable generators. The process systems will be commissioned starting at the crusher in August 2015. Sequentially, the conveying, stockpile and reclaim, mill system, gravity circuits, tailings and concentrate export systems will be commissioned and transferred to Alderon Operations Personnel. The commissioning process is scheduled to occur until full handover, which is planned for November 2015. Production will start in December 2015.

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25. INTERPRETATION AND CONCLUSION
This Feasibility Study (FS) is based on the proposed mining and processing of the Kami Rose deposit for the estimated Mineral Reserve as of December 17, 2012, the effective date of this Report. NI 43-101 Guidelines require that relevant results and interpretations be discussed as well as risks and uncertainties that could reasonably be expected to affect reliability or confidence in the exploration information, Mineral Resource and Mineral Reserve estimates or projected economic outcomes.

25.1 Metallurgy and Ore Processing
This FS is based on a completed metallurgical test program aimed at improving and confirming the process flowsheet developed during the Preliminary Economic Assessment (PEA) Study. Results from the testwork were used to determine process performance parameters such as ore throughput, Fe and weight recoveries, final concentrate grade (including key elements such as Fe, SiO2, and Mn) and particle size. The key process performance parameters were used as the basis for establishing ore requirements from the mine, sizing of process equipment and ultimately to estimate project capital and operating costs, which in turn were used for performing the economic and financial evaluation of the Project. Testwork was performed on samples from the Rose Central and the Rose North components of the Rose deposit. The Mills deposit was not part of the FS testwork or process development. Recommendations were made regarding supplemental confirmatory testwork for final plant design.

Mineralogical analysis provided important information to help in the understanding of the mineralogical and metallurgical differences between the ore types found in the Rose deposit. It also highlighted some differences between Rose Central and Rose North, specifically the presence of manganese (Mn) in oxide form in Rose North, which was not present in Rose Central. Mn-oxides generally report to the gravity concentrate in higher proportion than Mn silicates and carbonates. Furthermore, mineralogical analysis indicates that all three Rose North ore types have a finer Fe liberation size than the corresponding Rose Central ore types. Consistent with geological observations, the Rose North deposit exhibits more weathering than does the Rose Central deposit.

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Beneficiation testwork performed on various ore type samples provided data permitting the development of grade/recovery curves. Using this testwork data and normalizing results to a SiO2 target of 4.3% as well as adjusting for Head grade and scaling factors, it was possible to reasonably estimate the metallurgical performance for a spiral gravity circuit.

A series of low intensity magnetic separation (LIMS) and Davis Tube (DT) tests were conducted on Wilfley Table (WT) tailings from various samples from several ore types in the Rose deposit. The results of this testwork allowed for the assessment of metallurgical performance of the magnetic separation circuit. It was observed that the cobber concentrate contains a notable quantity of very fine magnetite dispersed in relatively coarse SiO2 particles (peppered silica). Testwork results indicated that a P80 of 45 µm and a P100 of 75 µm would provide the required liberation to achieve the targeted SiO2 grade in the mag plant.

Metallurgical performance parameters were estimated for each ore type. Taking into consideration the life-of-mine (LOM) proportions of each ore type within the Rose deposit, as derived from the Mineral Reserve estimate, it was then possible to derive the nominal LOM metallurgical performance parameters used in this Study as the basis of design for the process flowsheet and for process design. Table 25.1 provides a summary of the major metallurgical performance parameters estimated for each ore type as well as for the LOM average ore blend.

Table 25.1 : Summary Performance Parameters Derived from Testwork Results
	RC-1	RC-2	RC-3	RN-1	RN-2	RN-3	LOM Average
LOM Ore Type Proportion (%)	7.5	31.5	13.5	18.3	14.8	14.5	-
LOM Fe Head Grade (%)	30.8	29.2	28.4	33.2	29.0	26.1	29.5
LOM Mn Head Grade (%)	2.84	1.56	0.75	1.19	0.72	0.51	1.20
Total Weight Rec (%)	39.0	36.3	34.0	34.4	37.9	29.5	35.1
Total Fe Rec (%)	82.3	81.0	79.6	67.2	84.8	73.1	77.7
Final Con Fe Grade (%)	64.9	65.2	66.5	64.9	64.9	64.6	65.2
Final Con Mn Grade (%)	0.83	0.94	0.68	0.92	0.74	0.52	0.81
Final Con SiO2 Grade (%)	4.3	4.3	4.3	4.3	4.3	4.3	4.3

25-2

The specific energy required for primary Autogenous (AG) mill grinding to the required particle size as well as AG mill throughput were estimated. The average ore specific energy for AG mill grinding, based on the LOM ore type proportions, was estimated to be in the order of 4.33 kWh/t. When converted to AG mill throughput, this equates to an average of 2,877 t/h. In order to achieve this throughput, it is important that AG mill power utilization be optimized. This was achieved by developing an ore blending strategy as part of the mining and ore processing operations.

The final product consisting of combined gravity and mag plant concentrates has a chemical analysis and particle size distribution that is considered appropriate for a sintering application.

25.2 Geology and Mineral Resources
The most recent Mineral Resource estimates for the Rose deposit (Rose Central and Rose North) and the Mills Lake deposit were completed by Alderon and audited by WGM following confirmation and infill drilling campaigns in 2011 and 2012. The following main interpretations and conclusions are presented by WGM:

▪
Mineralization on the Property comprises meta-taconite typical of the Sokoman/Wabush Formation. Iron formation is mainly magnetite-rich but also includes specular hematite components. Hematite appears to be more prominent in the Rose North mineralization. The Rose deposits represent different components of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines with parasitic smaller-scale folding. The Rose syncline appears to be dismembered by thrust faulting. At Mills Lake, the iron formation consists of a main gently dipping tabular lens and some minor ancillary lenses.

▪
A substantial deposit of meta-taconite exists on the Property. Using the currently available information from the drilling campaigns, the Mineral Resource estimate for the Rose and Mills Lake deposits are summarized in Table 25.2. The Mineral Resource estimates for Rose Central and Rose North are reported above zero (0.0 m) elevation level (about 575 m from surface) based on BBA’s new economic pit outline. Mills Lake was extended to 180 m elevation or about 400 m below surface.

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Table 25.2: Categorized Mineral Resource Estimate for Kami Iron Ore Project (Cut-Off of 15% TFe)
Zone	Category	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose Central	Measured	249.9	3.46	29.4	17.6	8.1	1.60
	Indicated	294.5	3.44	28.5	17.7	5.9	1.28
	Total M&I	544.4	3.45	28.9	17.7	6.9	1.43

	Inferred	160.7	3.45	28.9	16.9	7.1	1.44

Rose North	Measured	236.3	3.48	30.3	13.0	14.7	0.87
	Indicated	312.5	3.49	30.5	11.8	17.1	0.96
	Total M&I	548.8	3.49	30.4	12.3	16.1	0.92

	Inferred	287.1	3.42	29.8	12.5	15.5	0.76

Mills Lake	Measured	50.7	3.58	30.5	21.5	7.0	0.97
	Indicated	130.6	3.55	29.5	20.9	3.9	0.80
	Total M&I	181.3	3.56	29.8	21.1	4.8	0.85

	Inferred	74.8	3.55	29.3	20.3	2.7	0.67

▪
The iron deposits in the region have all been affected to some degree by deep humid weathering, likely an extension of the Cretaceous weathering that formed the so-called Direct Shipping Ore (“DSO”) deposits. Deeply weathered iron formation in Rose North also contains concentrations of secondary manganese oxides. This weathering affects the Rose North limb from surface and continues below the base of the drilling at approximately 450 vertical m below surface and affects all rock types variably; most importantly affecting metallurgical responses, density and hardness.

▪
For the Mills Lake deposit, three separate zones were interpreted and wireframed based on drillhole data on vertical sections: a basal magnetite zone; a hematitic interlayer within the magnetite zone; and an upper magnetite zone. Rose North and Rose Central zones were each divided into three geo-metallurgical oxide domains (NR-1, NR-2 and NR-3 and RC-1, RC-2 and RC-3, respectively) that are mineralogically distinct. Alteration products in the form of limonite and goethite are dominant features in the Rose North deposit and a “Limonite Zone” was also defined for the Mineral Resource estimate.

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▪
A three step search ellipsoid approach was used based on results of variography of %TFeHead grade. An ID2 interpolation method for each domain using 3 m composites was completed for the elements of interest. These search ellipses were also used as a guide to Mineral Resource categorization, along with the generation of a Distance Model, therefore the classification of the Mineral Resources was based on drillhole density (lower in the deeper parts of the deposits) and geological interpretation.

▪
For the final categorization of the Mineral Resources, blocks within the 3-D wireframes that had a distance of 100 m or less were classified as Measured, 100 m to 150 m as Indicated and greater than 150 m as Inferred. Inferred Mineral Resources are interpolated out to a maximum of about 400 m for Rose Central and 300 m for Rose North and Mills Lake on the ends/edges and at depth when supporting information from adjacent cross sections was available. There were some exceptions to the general resource categorization; the main case was that all altered mineralization in Rose North defined as the Limonite Zone was considered Inferred, until further metallurgical tests are conducted confirming the economic viability of this mineralization. Also, a basal manganese-rich zone identified in the hematite-rich ore (NR-1) in North Rose was categorized as Inferred.

▪
WGM believes that the current block model Mineral Resource estimate and its classification are to NI 43-101 and CIM standards and definitions and adequately represent the mineralization in the Kami deposit.

25.3 Mineral Reserves
The FS block model for the Rose deposit was used by BBA to establish the Mineral Reserves for the Rose deposit. Pit optimization was carried out using the true pit optimizer algorithm Lerchs-Grossman 3-D (“LG 3-D”) in MineSight. With defined pit optimization parameters, including concentrate selling price, mining, processing and other indirect costs, Fe recovery for each rock type, pit slopes and imposed constraints, the pit optimizer identifies the pit shell with the highest undiscounted cash flow for only the resource classified as either Measured or Indicated. A series of pit optimization runs were performed for variable concentrate selling prices and the Net Present Value (NPV) of each of the pit shells was calculated at a discount rate of 8% to identify the optimal pit based on discounted NPV. Based on this analysis, the chosen pit optimization for this FS was the pit having a selling price of $100/t of concentrate.

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The milling cut-off grade (COG) used for this Study is 15% TFe. The optimized pit shell at 15% COG was then used to develop the engineered pit where operational and design parameters such as ramp grades, surface constraints, bench angles and other ramp details were incorporated. Once the engineered pit design was completed, the Mineral Reserve, as shown in Table 25.3, was derived. At the planned annual ore processing rates, the life of the Mineral Reserve is estimated at 30 years.

Table 25.3: Alderon Feasibility Study Mineral Reserves
Alderon Feasibility Study Mineral Reserves
Kami Project- Rose Deposit
(Cut-Off Grade=15% TFe)
Material	Mt	TFe%	WREC%	MTFE	MAG%	MN
Proven	431.7	29.7	35.5	15.5	21.4	1.24
Probable	236.8	29.2	34.1	14.9	20.5	1.10
Total	668.5	29.5	35.0	15.3	21.1	1.19

Inferred	28.7
Waste Rock	956.7
OB	121.1
Total Stripping	1 106.5
SR	1.66

25.4 Environmental Permitting
The Canadian Environmental Assessment Agency (the Agency) and the Newfoundland and Labrador (NL) Department of Environment and Conservation are conducting a cooperative environmental assessment of the Kami Iron Ore Project. The Environmental Impact Statement was submitted to, and accepted by the Agency and the NL Department of Environment and Conservation on October 1, 2012, for the purpose of making it available for public review and comment as per the statutory requirements of the respective federal and provincial environmental assessment legislation.

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A preliminary schedule outlining the critical steps has been developed in this Study and has been integrated into the preliminary Project Execution Schedule. Environmental permitting, including the environmental assessment, is on the project critical path and no construction activities can commence until the required permits and authorizations are obtained. The environmental assessment is being conducted within the project schedule.

25.5 Project Financials
The pre-tax Financial Analysis performed using estimated project capital and operating costs is presented in Table 25.4.

Table 25.4: Pre-Tax Financial Analysis Results
IRR =	29.3%	NPV (M$)	Payback (yrs)
Discount Rate
0%		$11,545M	3.1
5%		$5,030M	3.5
8%		$3,244M	3.8
10%		$2,461M	4.0

25.6 Conclusions
A number of potential project risks have been identified during the course of this FS that can materially affect project execution and project economics. The main risks are as follows:

▪	Nalcor may not be able to supply power to the site in time for startup of operations, mitigated by Alderon maintaining engagement at the highest levels of government.
▪	Assumed pit slopes in bedrock too optimistic, leading to reduced Mineral Reserves and/or higher stripping ratios, mitigated by more drilling and engineering analysis prior to final design.

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▪
Mine operation may not be able to adequately segregate hard ore for stockpiling and blending as well as to supply adequate feedstock with required blending of the various ore types to assure expected concentrator throughput, mitigated by optimizing the mine plan by performing infill drilling and ore hardness testing, by using experienced personnel and by increasing ore stockpiling.

▪
The nature and the complexity of the ore body does not allow for collection of a representative bulk sample for pilot testwork. Also, the relatively small sample size for FS metallurgical testwork and for determining ore hardness poses a risk of the samples not being sufficiently representative of the ore body to properly validate throughput through the AG mill and Fe and weight recovery. This risk cannot be adequately mitigated and is considered as an accepted risk.

Based on the information available and the degree of development of the Project as of the effective date of this Report, BBA is of the opinion that the Project is technically and financially sufficiently robust to warrant proceeding to the next phase of project development.

25-8

26. RECOMMENDATIONS
BBA recommends that Alderon proceeds with the next phase of project development consisting of final design and Detailed Engineering, as indicated by the project schedule developed in this Study.

The testwork program undertaken during this Feasibility Study (FS) relied on composite drill core samples as it was not possible to obtain a representative bulk sample for pilot testing. Sample selection and testing methodology allowed for a reasonably representative estimation of metallurgical performance of the Rose deposit ore and for project development at a FS level. As the Project moves into final design and Detailed Engineering, BBA recommends that additional confirmatory testwork be done with existing drill core samples in order to further increase the degree of confidence around metallurgical performance of the Rose deposit ore. The recommended testwork is as follows.

Grinding
The SPI test and IGS analysis has been determined to provide the most suitable method for this ore type to estimate ore specific grinding energy and throughput of the selected AG mill. For this FS, the throughput estimate was based on approximately 20 tests per ore type. It is recommended that at least another 20 tests per ore type be performed for final design to achieve better statistical analysis from the dataset.

Gravity
Based on the relatively poor results obtained on the RN-1 sample, which was likely due to the sample not being representative of the ore type, it is warranted that the Wilfley Table test be repeated on a new RN-1 composite sample. Another series of Wilfley Table tests for each ore type should also be performed. As an alternative, gravity testwork could be performed at a pilot scale using spirals. Various blends of ore types, aligned to the mine plan, should be considered for the next test phase. Also, more detailed testwork should be performed to improve understanding of Mn deportment to concentrate in the gravity circuit.

26-1

Magnetic Plant
It is recommended that the tails from the FS Wilfley Table variability tests should be used to perform cobbing LIMS tests followed by regrind and cleaning tests in order to validate the optimal regrind particle size to achieve the targeted SiO2 level. This should be done on a continuous, pilot plant scale. Also, the effect of lower LIMS magnetic intensity at the different stages of the mag plant circuit should be evaluated in order to optimize process performance. It is also recommended that analysis of the Rose North mag plant concentrate be performed in order to quantify Mn in magnetite for the three Rose North ore types.

Filtration and Settling
It is recommended that additional filtration testwork be performed with different suppliers for both gravity and mag plant concentrate. It is also recommended that tailings settling tests and tailings rheology tests with the final tailings coming from the aforementioned mag plant testwork be performed.

BBA recommends that, for final design, design capacities for all process areas and equipment be updated to conform to final FS operating values determined with the most recent testwork results as well as with results from recommended testwork previously discussed.

The mine plan developed during the FS provides a reasonably representative basis for projected mining operations at this level of study. BBA recommends the following additional mining engineering work to be undertaken for final design:

▪	Collect more geotechnical data and develop pit slope design parameters in more detail.
▪	Develop a more detailed hydrology and hydrogeology model to better define mine dewatering requirements in more detail.
▪	Collect hardness data and potentially integrate this information into the geological block model for use in mine planning.
▪	Further optimize mining phases and develop mine schedule in more detail (quarterly for first three years).

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No further exploration or engineering studies are planned. The next project development phase consists of Detailed Engineering, which has started in November 2012 and will subsequently lead to the construction phase. The recommended testwork is considered to be part of the Detailed Engineering phase therefore costs associated with executing this work, as is the case with all project development costs incurred after the effective date of this Report, are included within the project capital costs.

26-3

27. REFERENCES

Alderon
Sept 2012	“Environmental Impact Statement, Kami Iron Ore Project”, prepared by Alderon Iron Ore Corp.

Ausenco
Oct 2012	“Supplemental Report–Alternative Terminal Site, Kami Iron Ore Project”, prepared by Ausenco, prepared for Alderon Iron Ore Corp., Final Report, Revision Number D, File No. 143268-RPT-0001.

Avison, A. T., Alcock, P. W., Poisson, P. and Connell, E.
1984
Assessment Report on Geological, Geochemical and Geophysical Exploration for 1983 Submission on Labrador Mining and Exploration Company Limited Blocks 4, 8 to 18, 20, 21, 26 to 31, 33, 43, 44, 45, 53, 55, 57, 63, 68, 78, 79, 80, 84 to 87, 92, 94, 95, 96, 100, 103 to 108, 110, 115 to 118, 120 to 125, 127 to 131, 134, 136, 138, 139, 140 and 142 in the Labrador City and Schefferville Areas, Labrador, 4 reports. Newfoundland and Labrador Geological Survey, Assessment File LAB/0666, 1984, 520 p.

Brown, D., Rivers, T. and Calon, T.
1992	A Structural Analysis of a Metamorphic Fold-Thrust Belt, Northeast Gagnon Terrane, Grenville Province, Canadian Journal of Earth Science 29, pp. 1915-1927.

Brown, I.C.
1967
Groundwater in Canada. Geological Survey of Canada Economic Geology Report 24. In: Geology and Economic Minerals of Canada 5th Edition. J. W. Douglas, Ed. GSC Economic Geology Report No. 1. Chap 13, p. 765-791. Ottawa. 1970.

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Crouse, R.A.
1954	Report on the Mills Lake Dispute Lake Area, Labrador, Iron Ore Company of Canada, Newfoundland and Labrador Geological Survey Assessment File 23B/0006, 22 p.

Davenport, P. H. and Butler, A. J.
1983	Regional Geochemical Surveys, In Current Research, Edited by M. J. Murray, P. D. Saunders, W. D. Boyce and R. V. Gibbons, Newfoundland and Labrador Geological Survey, Report 83~01, pp. 121~125.
Davies, T., Imeson, D.
Dec 2012
“The Grindability and Beneficiation Characteristics of Samples from the Kamistiatusset Deposit”, prepared for Alderon Iron Ore Corp., prepared by SGS Minerals Services, Project 12489-006A–Bench-Scale Report.

Dec 2012	“Mineral Release Curves of Samples from the Kamistiatusset Deposit”, prepared for Alderon Iron Ore Corp., prepared by SGS Minerals Services, Project 12489-002/003/004–Addendum Report.
Davies, T., Lascelles, D.
Sept 2011
“An Investigation into the Grindability and Mineralogical Characteristics of Samples from the Kamistiatusset Deposit”, prepared for Alderon Resource Corp., prepared by SGS Minerals Services, Project 12489-005–Final Report.

Aug 2011
“An Investigation into the Gravity and Magnetic Separation Characteristics of Samples from the Kamistiatusset Deposit”, prepared for Alderon Resource Corp., prepared by SGS Minerals Services, Project 12489-002/003/004–Final Report.

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Ernst, Richard E.
2004	Ca. 1880 Ma Circum-Superior LIP, May 2004 LIP of the Month, Geological Survey of Canada.

Grant, J. M.
1979
Drill Report on Block 57 in the Wabush Area, Labrador. Labrador Mining and Exploration Company Limited, Iron Ore Company of Canada. Newfoundland and Labrador Geological Survey, Assessment File 23B/14/0121, 1979, 6 p.

Gross, G.A.
1996
Lake Superior-type Iron Formation: In Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, Geology of Canada, No. 8, pp. 54-66 (also Geological Society of America, the Geology of North America, v. P-1).

1996
Stratiform Iron: In Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, Geology of Canada, No. 8, pp. 41-54 (also Geological Society of America, the Geology of North America, v. P-1).

1993	Industrial and Genetic Models for Iron Ore in Iron Formations in Geological Survey of Canada, Special Paper 40, pp. 151-170.

Gross, G.A., Glazier, W., Kruechi, G., Nichols L. and O’Leary, J.
1972	Iron Ranges of the Labrador Trough and Northern Québec, 24th International Geological Congress, Montréal Québec Canada, Guidebook Excursion A55, 66 p.

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Hird, J.M. 1960	Report on the Wabush Iron Ore Deposits, Michigan College of Mining Technology and Iron Ore Company of Canada, Newfoundland Labrador Geological Survey, Internal Report, 35 p [023B/0033].
Kelly, R. G. and Stubbins, J .B.
1983
Assessment Report on Topographic Mapping Program for the Carol Project for 1982 Submission on Lease Blocks 22, 22~5 and 22~6 and Licence Blocks 23, 24, 25, 32, 34 to 38, 41, 42, 60 and 61 in the Labrador City Area, Labrador, Iron Ore Company of Canada and Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0633, 27 p.

Kennedy, G.W., Garroway, K.G. and Finnlayson-Bourque, D.S.
2010	Estimation of Regional Groundwater Budgets in Nova Scotia. Nova Scotia Department of Natural Resources Open File Illustration ME 2010-2.

Larbi, K., Starkey, J.
Oct 2012
“Alderon Kami Iron Ore Project Phase I & II SAG Design Comminution Circuit & Throughput Analysis”, prepared for BBA on behalf of Alderon Iron Ore Corp., prepared by Starkey & Associates, Project S98–Report Rev 0.

Lee, N.,
Nov 2012	“IGS Forecast Study for the Kami Iron Ore Project”, prepared for Alderon Iron Ore Corp., prepared by SGS Minerals Services, Project 12489-006A/008A–Final Report.

Macdonald, R. D.
1960	Report of Operations for 1959 in Labrador, Iron Ore Company of Canada and Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0263, 14 p.

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Mathieson, R.D.
1957	Report of Exploratory Drilling of the Wabush Project in the Duley Lake-Mills Lake Area, Labrador, Iron Ore Company of Canada, Newfoundland and Labrador Geological Survey Assessment File 23B/0011.

McConnell, J.
1984	Reconnaissance and Detailed Geochemical Surveys for Base Metals in Labrador, Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 84~02, 122 p.

McKen, A., Wagner, R
Sept 2009
“An Investigation into the Beneficiation Characteristics of One Sample from the Kamistiatusset Deposit”, prepared for Thibault & Associates Inc. on behalf of Altius Resources Inc., prepared by SGS Minerals Services, Project 12209-001 – Final Report

Neal, H.E.
1951	Exploration Report on the Wabush Lake-Shabogamo Lake Area, Labrador Iron Ore Company of Canada, Newfoundland and Labrador Geological Survey Assessment File 23G/0004, 47 p.

Price, J. B.
1979	Report on a Ground Magnetometer Survey on Block 24, Labrador, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File 23B/0107.

Rivers, T. and Clarke, M.
1980	Geological Map of Flora Lake, Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Map 80~282.

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Carol, S., Churchill, R., Winter, L. and O’Driscoll, J.
2009
First and Fourth Year Assessment Report Covering Diamond Drilling, Line Cutting and Ground Geophysical Surveys (Gravity and Total Field Magnetic Field) for Map Staked Licences 14957M (1st Yr), 14962M (1st Yr), 14967M (1st Yr), 14968M (1st Yr) and 15037M (4th Yr), Kamistiatusset Property, Western Labrador, NTS 23B14 and 23B15 prepared for Altius Resources Inc.

Simpson, H. J., Poisson, P. and McLachlan, C.
1985
Assessment Report on Geological, Geochemical and Geophysical Exploration for 1985 Submission on Labrador Mining and Exploration Company Limited Blocks 1, 2, 3, 5, 6, 7, 15, 17, 19, 19~1, 19~2, 19~3, 20, 21, 22, 22~4, 22~5, 22~6, 22~9, 22~10, 23 to 38, 41, 42, 51 to 54, 57 to 68, 72 to 76, 82, 84, 85, 86, 88, 89, 90, 92, 99, 101, 102, 111, 112, 116, 118, 121 and 128 in the Labrador City and Schefferville Areas, Labrador, 4 Volumes, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0723, 900 p.

Smith, P. J. R., Stubbins, J. B., Avison, A. T., Grant, J .M. and Hallof, P. G.
1981
Assessment Report on Geological, Geochemical, Geophysical and Diamond Drilling Exploration for the Carol Project for 1981 Submission on Labrador Mining and Exploration Company Limited Blocks 22 to 42, 22~1 to 22~10, 64~1, 64~2, 51 to 101, 103 to 108, 110, 115 to 118, 120 to 125, 127 to 131 and 133 to 143 in the Wabush, Labrador City and Schefferville Areas, Western Labrador, 49 Reports, Iron Ore Company of Canada (option holder) and Labrador Mining and Exploration Company Limited (owner of property), Newfoundland and Labrador Geological Survey, Assessment File LAB/0600, 777 p.

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Stantec (Various Reports)

Sept 2012	“Feasibility Level Rehabilitation & Closure Study Report, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.319.

Sept 2012
“Tailings Facility Feasibility Level Design Report, Kami Iron Ore Project”, prepared by Golder Associates Ltd. for Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 12-1118-0016 (8000).

Sept 2012	“Railway Development Feasibility Study, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.310.

Sept 2012	“Point Noire Terminal Feasibility Study, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.308.

Sept 2012	“Hydrogeology Feasibility Report, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd, prepared for Alderon Iron Corp., Final Report, File No. 12164000.312.
Sept 2012	“Pit Slope Design Rose Pit, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.305.

Sept 2012	“Site Wide Geotechnical Investigations Feasibility Study, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.301.

Sept 2012
“Overburden and Waste Rock Stockpiles Feasibility Level Design Report, Kami Iron Ore Project”, prepared by Golder Associates Ltd. for Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 12-1118-0016 (7000)

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Jan 2013	“Pit Slope Design Rose Pit–Supplementary Report, Kami Iron Ore Project”, prepared by Stantec Consulting Ltd., prepared for Alderon Iron Ore Corp., Final Report, File No. 121614000.305

Stubbins, J. B.
1973
Report for the Year Ending 1972 for the Labrador City and Schefferville Area, Labrador, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0180.

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